Prospectus

# FIRSTLINE and FIRSTLINE II VARIABLE UNIVERSAL LIFE
## FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by

### Security Life of Denver Insurance Company
and
### Security Life Separate Account L1

*Consider carefully the policy charges and deductions beginning on page 56 in this prospectus.*

*You should read this prospectus and keep it for future reference. A prospectus for each underlying investment portfolio must accompany and should be read together with this prospectus.*

*The policies are not available in all jurisdictions. The policies are not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.*

*We and our affiliates offer other insurance products which may have different fees and charges and better match your needs. Contact your agent/registered representative if you would like information about these other products.*

*Replacing your existing life insurance policy(ies) with one of these policies may not be beneficial to you. Your existing policy(ies) may be subject to fees or penalties upon surrender or cancellation.*

**Your Policy**
- is a flexible premium variable universal life insurance policy
- is issued by Security Life of Denver Insurance Company
- is guaranteed not to lapse during the first three policy years if you meet certain requirements
- is returnable by you during the free look period if you are not satisfied.

**Your Premium Payments**
- are flexible, so the premium amount and frequency may vary
- are allocated to variable investment options and the guaranteed interest division, based on your instructions
- are subject to specified deductions.

**Your Account Value**
- is the sum of your holdings in the variable investment options, the guaranteed interest division and the loan division
- has no guaranteed minimum value under the variable investment options. The value varies with the value of the underlying investment portfolio
- has a minimum guaranteed rate of return for amounts in the guaranteed interest division
- is subject to specified expenses and charges, including possible surrender charges.

**Death Proceeds**
- are paid if the policy is in force when the insured person dies
- are equal to the death benefit *minus* any outstanding policy loans, accrued loan interest and unpaid charges incurred before the insured person dies
- are calculated under your choice of options:
  * Option 1 - a stated death benefit;
  * Option 2 - a stated death benefit *plus* your account value;
  * Option 3 - for FirstLine policies delivered on or before December 31, 1997, a stated death benefit *plus* the sum of the premium payments we receive *minus* partial withdrawals you have taken
- are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

**Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.**

**The life insurance policies described in this prospectus are NOT a bank deposit or obligation, federally insured or backed by any bank or government agency.**

**Date of Prospectus May 1, 2002**

<table>
<tr><td>**ISSUED BY:**</td><td>Security Life of Denver Insurance Company<br>ING Security Life Center<br>1290 Broadway<br>Denver, CO 80203-5699<br>(800) 525-9852</td><td>**UNDERWRITTEN BY:**</td><td>ING America Equities, Inc.<br>1290 Broadway<br>Denver, CO 80203-5699<br>(303) 860-2000</td></tr>
</table>

**THROUGH ITS:**    Security Life Separate Account L1

**ADMINISTERED BY:**    Customer Service Center
P.O. Box 173888
Denver, CO 80217-3888
(877) 253-5050

"ING Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policies. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

# TABLE OF CONTENTS

# POLICY SUMMARY

This summary highlights some important points about your policy. The policies are more fully described in the other sections of this prospectus which should be read carefully before you purchase a policy.

The term "policy" in this prospectus refers to the standard FirstLine or FirstLine II variable universal life policy you purchased.

## *Your Policy*

Your policy provides life insurance protection on the insured person. The policy includes the basic policy, applications and riders or endorsements. As long as the policy remains in force, we pay a death benefit at the death of the insured person. While your policy is in force, you may access a portion of your policy value by taking loans or partial withdrawals. You may surrender your policy for its net cash surrender value. At the policy anniversary nearest the insured person's 100th birthday if the insured person is still alive you may surrender your policy or it will continue under the continuation of coverage option. ***See Policy Maturity, page 38, and Continuation of Coverage, page 38.***

## *Factors to Consider Before Purchasing a Policy*

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the investment options your policy provides, its other features and benefits, its risks and the fees and expenses you will incur. Consider the following matters, among others:

- Life Insurance Coverage - Life insurance is not a short-term investment and should be purchased only if you need life insurance coverage. You should evaluate your need for life insurance coverage before purchasing a policy.
- Investment Risk - The value of the available variable investment options may fluctuate with the markets and interest rates. You should evaluate the policy's long-term investment potential and risks before purchasing a policy.

- Fees and Expenses - A policy's fees and expenses reflect costs associated with its features and benefits. Before purchasing a policy, compare the value that these various features and benefits have to you, given your particular circumstances, with the fees and expenses for those features and benefits.
- Exchanges - Replacing your existing life insurance policy(ies) with one of these policies may not be beneficial to you. Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation. Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of this policy.
- Sales Compensation - We pay compensation to firms for sales of these policies. ***See Distribution of the Policies, page 52.***

## *Free Look Period*

Within limits as specified by law, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason. Generally, the refund will equal all premium payments we have received or the account value, depending on state law. The policy is then void. ***See Free Look Period, page 49.***

## *Premium Payments*

Each policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:
- for us to issue your policy;
- sufficient to keep your policy in force; and
- as necessary to continue certain benefits.

Depending on the amount of premium you choose to pay, it may not be enough to keep your policy or certain riders in force. ***See Premium Payments Affect Your Coverage, page 28.***

**Allocation of Net Premium**

Each policy has premium-based charges which are subtracted from your payments. We add the

---

balance, or net premium, to your policy based on your investment instructions. You may allocate the net premium among one or more variable investment options and the guaranteed interest division. *See Allocation of Net Premium, page 27.*

## *Charges and Deductions*

All charges presented here are guaranteed unless stated otherwise.

## Charges and Deductions

Other Than Investment Portfolio Annual Expenses
(*See Charges and Deductions, page 56*)

**Premium Deductions – Maximum amount deducted when each premium is received.**

| Charge | Amount Deducted |
|---|---|
| Tax Charges | • 2.5% for state and local taxes;<br>• 1.5% for estimated federal income tax treatment of deferred acquisition costs. |
| Sales Charge | Percentage of premium paid based on policy/segment issue age:<br>• 2.25% for ages 0-49;<br>• 3.25% for ages 50-59;<br>• 4.25% for ages 60-85. |

**Daily Charge – Deducted daily and included in the daily unit value calculation.**

| Charge | Amount Deducted |
|---|---|
| Mortality and Expense Risk Charge | Percentage of account value invested in the variable investment options:<br>• 0.002055% daily (0.75% annually) |

**Monthly Charges – Maximum amount deducted each month from account value.**

| Charge | Amount Deducted |
|---|---|
| Policy Charge | • $10 per month in policy years 1 - 3. |
| Administrative Charge | For FirstLine Policies:<br>• $3 per month plus $0.0125 per $1,000 of stated death benefit or target death benefit, if greater. $18 monthly maximum.<br><br>For FirstLine II Policies:<br>• $3 per month plus $0.025 per $1,000 of stated death benefit or target death benefit, if greater. $33 current monthly limit. |
| Cost of Insurance Charge | Varies based on current cost of insurance rates for each segment and the net amount at risk. Current cost of insurance rates depend on age, gender, policy duration, amount of target death benefit and premium class. Different cost of insurance rates will apply to each segment. |
| Rider Charges | Varies depending on the rider benefits you choose. *See Riders, page 35.* |
| Guaranteed Minimum Death Benefit Charge (if selected) | Assessed on FirstLine policies only:<br>• Maximum, $0.01 per $1,000 of the stated death benefit during the guarantee period. We currently assess $0.005 per $1,000 of the stated death benefit during the guarantee period. |

**Transaction Fees – Maximum amount deducted on the transaction date.**

| Charge | Amount Deducted |
|---|---|
| Partial Withdrawal Fee | • Two percent of the amount withdrawn, up to $25. |
| Excess Illustration Fee | • $25 per illustration after the first each policy year.<br>• We currently do not deduct this fee, but we reserve the right to deduct it in the future. |
| Surrender Charge | Administrative Surrender Charge:<br>• Maximum, $6.50 per $1,000 of stated death benefit during the first fourteen policy/segment years. Price based on the insured person's age at policy/segment date.<br>Sales Surrender Charge:<br>• Up to 50% of the standard target premium.<br><br>Surrender charge will be assessed upon a decrease in death benefit or full or partial surrender from account value. |

## *Guaranteed Interest Division*

The guaranteed interest division guarantees principal and is part of our general account. Amounts you direct into the guaranteed interest division are credited with interest at a fixed rate. ***See Guaranteed Interest Division, page 23.***

## *Variable Investment Options*

The variable investment options under your policy are divisions of Security Life Separate Account L1 (the separate account), a separate account of the company. Each variable investment option invests in a corresponding mutual fund (investment portfolio). If you invest in the variable investment options, you may make or lose money depending on market conditions. You do not invest directly in or hold shares of the investment portfolios.

**Investment Portfolio Fees and Expenses**

The variable investment options purchase shares of the investment portfolios at net asset value. This price reflects investment management fees, 12b-1 distribution fees and other direct expenses which are set by the investment portfolio and deducted from the investment portfolio's assets as described in the following table. The fees and expenses are shown in gross amounts and net amounts after waiver or

reimbursement of fees or expenses by the investment portfolio adviser.

These fees and expenses are not direct charges against a variable investment option's assets or reductions from policy values; rather, these expenses are included in computing each underlying investment portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the investment portfolios' fees and expenses, see each investment portfolio's prospectus.

We receive 12b-1 distribution fees from some investment portfolios. Additionally, each of the investment portfolios or their affiliates pays us compensation for recordkeeping, administration or other services. The amount of compensation is usually based on the aggregate assets of the investment portfolio from policies that we issue or administer. Some investment portfolios or their affiliates pay us more than others and some of the amounts we receive may be significant.

**Risks Associated with Investing in the Investment Portfolios**

Each investment portfolio has its own investment objective and risks. Information about the risks associated with investing in the investment

portfolios is located in their separate prospectuses. Read the investment portfolio prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference. ***See also Investment Portfolio Objectives, page 15.***

An investment portfolio available through the policy may not be the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of an investment portfolio is likely to differ from a similarly named retail mutual fund.

The information in the following table was provided to us by the investment portfolios and we have not independently verified this information.

## Investment Portfolio Annual Expenses (As a Percentage of Portfolio Average Net Assets)

| Portfolio | Investment Management Fees | 12b-1 Fees | Other Expenses | Total Portfolio Expenses | Fees and Expenses Waived or Reimbursed | Total Net Portfolio Expenses |
|---|---|---|---|---|---|---|
| **AIM Variable Insurance Funds** | | | | | | |
| AIM V.I. Capital Appreciation Fund – Series I [1] | 0.61% | N/A | 0.24% | 0.85% | N/A | 0.85% |
| AIM V.I. Government Securities Fund – Series I [1,2] | 0.50% | N/A | 0.57% | 1.07% | N/A | 1.07% |
| **The Alger American Fund** | | | | | | |
| Alger American Growth Portfolio | 0.75% | 0.0% | 0.06% | 0.81% | N/A | 0.81% |
| Alger American Leveraged AllCap Portfolio | 0.85% | 0.0% | 0.07% | 0.92% | N/A | 0.92% |
| Alger American MidCap Growth Portfolio | 0.80% | 0.0% | 0.08% | 0.88% | N/A | 0.88% |
| Alger American Small Capitalization Portfolio | 0.85% | 0.0% | 0.07% | 0.92% | N/A | 0.92% |
| **Fidelity Variable Insurance Products Fund** | | | | | | |
| *Asset Manager* [SM] Portfolio | 0.53% | N/A | 0.11% | 0.64% | N/A | 0.64% |
| Growth Portfolio [3] | 0.58% | N/A | 0.10% | 0.68% | N/A | 0.68% |
| Index 500 Portfolio [4] | 0.24% | N/A | 0.11% | 0.35% | N/A | 0.35% |
| Money Market Portfolio | 0.18% | N/A | 0.10% | 0.28% | N/A | 0.28% |
| Overseas Portfolio [3] | 0.73% | N/A | 0.19% | 0.92% | N/A | 0.92% |
| **The GCG Trust** | | | | | | |
| Fully Managed Portfolio | 0.94% | 0.00% | 0.01% | 0.95% | 0.00% | 0.95% |
| Mid-Cap Growth Portfolio | 0.88% | 0.00% | 0.01% | 0.89% | 0.00% | 0.89% |
| **ING Partners, Inc** | | | | | | |
| ING UBS Tactical Asset Allocation Portfolio – Initial Class [5] | 0.90% | N/A | 0.20% | 1.10% | N/A | 1.10% |
| ING Van Kampen Comstock Portfolio – Initial Class [5] | 0.60% | N/A | 0.35% | 0.95% | N/A | 0.95% |
| **ING Income Shares** | | | | | | |
| ING VP Bond Portfolio – Class R Shares | 0.40% | N/A | 0.10% | 0.50% | N/A | 0.50% |
| **ING Variable Portfolios, Inc** | | | | | | |
| ING VP Index Plus LargeCap Portfolio – Class R Shares [6] | 0.35% | N/A | 0.10% | 0.45% | N/A | 0.45% |
| ING VP Index Plus MidCap Portfolio – Class R Shares [6] | 0.40% | N/A | 0.15% | 0.55% | N/A | 0.55% |
| ING VP Index Plus SmallCap Portfolio – Class R Shares [6] | 0.40% | N/A | 0.31% | 0.71% | 0.11% | 0.60% |
| **ING Variable Products Trust** | | | | | | |
| ING VP Growth Opportunities Portfolio – Class R Shares [7] | 0.75% | N/A | 1.07% | 1.82% | 0.92% | 0.90% |
| ING VP MagnaCap Portfolio – Class R Shares [7] | 0.75% | N/A | 1.47% | 2.22% | 1.32% | 0.90% |

| Portfolio | Investment Management Fees | 12b-1 Fees | Other Expenses | Total Portfolio Expenses | Fees and Expenses Waived or Reimbursed | Total Net Portfolio Expenses |
|---|---|---|---|---|---|---|
| ING VP MidCap Opportunities Portfolio – Class R Shares [7] | 0.75% | N/A | 1.91% | 2.66% | 1.76% | 0.90% |
| ING VP SmallCap Opportunities Portfolio – Class R Shares [7] | 0.75% | N/A | 0.40% | 1.15% | 0.25% | 0.90% |
| **INVESCO Variable Investment Funds, Inc.** | | | | | | |
| INVESCO VIF-Core Equity Fund [8] | 0.75% | N/A | 0.34% | 1.09% | 0.00% | 1.09% |
| INVESCO VIF-Health Sciences Fund | 0.75% | N/A | 0.31% | 1.06% | 0.00% | 1.06% |
| INVESCO VIF-High Yield Fund [8] | 0.60% | N/A | 0.42% | 1.02% | 0.00% | 1.02% |
| INVESCO VIF-Small Company Growth Fund [8, 9] | 0.75% | N/A | 0.54% | 1.29% | 0.04% | 1.25% |
| INVESCO VIF-Total Return Fund [8, 10] | 0.75% | N/A | 0.56% | 1.31% | 0.16% | 1.15% |
| INVESCO VIF-Utilities Fund [8, 11] | 0.60% | N/A | 0.77% | 1.37% | 0.22% | 1.15% |
| **Janus Aspen Series Service Shares [12]** | | | | | | |
| Janus Aspen Aggressive Growth Portfolio | 0.65% | 0.25% | 0.02% | 0.92% | N/A | 0.92% |
| Janus Aspen Growth Portfolio | 0.65% | 0.25% | 0.01% | 0.91% | N/A | 0.91% |
| Janus Aspen International Growth Portfolio | 0.65% | 0.25% | 0.06% | 0.96% | N/A | 0.96% |
| Janus Aspen Worldwide Growth Portfolio | 0.65% | 0.25% | 0.04% | 0.94% | N/A | 0.94% |
| **Neuberger Berman Advisers Management Trust** | | | | | | |
| Growth Portfolio [13] | 0.84% | N/A | 0.05% | 0.89% | 0.00% | 0.89% |
| Limited Maturity Bond Portfolio [13] | 0.65% | N/A | 0.08% | 0.73% | 0.00% | 0.73% |
| Partners Portfolio [13] | 0.82% | N/A | 0.05% | 0.87% | N/A | 0.87% |
| **Pioneer Variable Contracts Trust** | | | | | | |
| Mid Cap Value VCT Portfolio – Class I Shares | 0.65% | N/A | 0.14% | 0.79% | N/A | 0.79% |
| Small Cap Value VCT Portfolio – Class I Shares [14, 15] | 0.75% | N/A | 77.09% | 77.84% | 76.59% | 1.25% |
| **Putnam Variable Trust** | | | | | | |
| Putnam VT Growth and Income Fund – Class IB Shares [16] | 0.46% | 0.25% | 0.05% | 0.76% | N/A | 0.76% |
| Putnam VT New Opportunities Fund – Class IB Shares [16] | 0.54% | 0.25% | 0.05% | 0.84% | N/A | 0.84% |
| Putnam VT Small Cap Value Fund – Class IB Shares [16] | 0.80% | 0.25% | 0.14% | 1.19% | N/A | 1.19% |
| Putnam VT Voyager Fund – Class IB Shares [16] | 0.53% | 0.25% | 0.04% | 0.82% | N/A | 0.82% |
| **Van Eck Worldwide Insurance Trust** | | | | | | |
| Worldwide Bond Fund | 1.00% | N/A | 0.24% | 1.24% | 0.05% | 1.19% |
| Worldwide Emerging Markets Fund | 1.00% | N/A | 0.30% | 1.30% | 0.02% | 1.28% |
| Worldwide Hard Assets Fund | 1.00% | N/A | 0.18% | 1.18% | 0.03% | 1.15% |
| Worldwide Real Estate Fund | 1.00% | N/A | 0.62% | 1.62% | 0.12% | 1.50% |

_____

[1]    Compensation to the Company for administrative or recordkeeping services may be paid out of fund assets in an amount up to 0.25% annually.  Any such fees paid from the AIM Funds' assets are included in the "Other Expenses" column.

[2]    Other Expenses includes Interest Expense of 0.28%.

[3]    Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized

as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

[4] The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 0.28%. This arrangement can be discontinued by the fund's manager at any time. Including this reimbursement, the Management (Advisory) Fees, Other Expenses and Total Fund Annual Expenses in 2001 were 0.24%, 0.04% and 0.28%, respectively.

[5] Other Expenses shown in the above table are based on estimated amounts for the current fiscal year.

[6] ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by the Portfolio's investment adviser is shown under the heading "Fees and Expenses Waived or Reimbursed" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2002.

[7] ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Fees and Expenses Waived or Reimbursed" in the table above. The expense limits will continue through at least October 31, 2002.

[8] The Portfolios' "Other Expenses" and "Total Portfolio Expenses" were lower than the figure shown because their custodian fees were reduced under expense offset arrangements.

[9] INVESCO absorbed a portion of VIF-Small Company Growth Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.50% and 1.25%, respectively.

[10] INVESCO absorbed a portion of VIF-Total Return Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.40% and 1.15%, respectively.

[11] INVESCO absorbed a portion of VIF-Utilities Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.55% and 1.15%, respectively.

[12] Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. All expenses are shown without the effect of any expense offset arrangements.

[13] Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2005 to reimburse certain operating expenses, excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Portfolios' average daily net asset value.

[14] The Total Net Fund Annual Expenses in the table above reflect the expense limitation in effect through December 31, 2002 under which Pioneer has agreed not to impose all or a portion of its management fee and if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares; the portion of the portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares.

[15] The Portfolio commenced operations on November 8, 2001, therefore Other Expenses shown above are annualized. Including the reimbursements and waivers applied by Pioneer, the Management (Advisory) Fees, Other Expenses and Total Fund Annual Expenses for the year ended December 31, 2001 were 0.00%, 1.25%, and 1.25%, respectively.

[16] Reflects an increase in 12b-1 fees payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.22% of average net assets.

## *Policy Values*

Your policy account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. ***See Policy Values, page 40, and Partial Withdrawals, page 45.***

### Your Account Value in the Variable Investment Options

Accumulation units are the way we measure value in the variable investment options. Accumulation unit value is the value of one unit of a variable investment option on a valuation date. Each variable investment option has a different accumulation unit value. ***See Determining Values in the Variable Investment Options, page 41.***

The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. Each accumulation unit value reflects the expenses of the investment portfolios. ***See Determining Values in the Variable Investment Options, page 41, and How We Calculate Accumulation Unit Values, page 41.***

## *Transfer of Account Value*

You may make an unlimited number of free transfers among the variable investment options or to the guaranteed interest division each policy year. There are restrictions on transfers from the guaranteed interest division. The minimum transfer amount is $100. ***See Transfer of Account Value, page 42, and Policy Transaction Fees, page 58.***

## *Special Policy Features*

### Designated Deduction Option

You may designate one investment option from which we will deduct all of your monthly deductions. ***See Designated Deduction Option, page 38.***

### Riders

You may attach additional benefits to your policy by rider. In most cases, we deduct an additional monthly charge from your account value for these benefits. ***See Riders, page 35.***

### Dollar Cost Averaging

Dollar cost averaging is a systematic plan of transferring account values to selected investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. ***See Dollar Cost Averaging, page 43.***

### Automatic Rebalancing

Automatic rebalancing periodically reallocates your net account value among your selected investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. ***See Automatic Rebalancing, page 44.***

### Loans

You may take loans against your policy's net cash surrender value. If you borrow against your policy we will charge interest. For FirstLine policies, the annual interest rate on loans is 3.75%. For FirstLine II policies, the annual interest rate on loans is 4.75%.

When you take a policy loan, we transfer an amount equal to your loan to the loan division as collateral for your loan. Interest is credited on amounts held in the loan division. For FirstLine policies, interest is credited at an annual rate of 3%. For FirstLine II policies, interest is credited at an annual rate of 4%. Beginning in your eleventh policy year, where permitted by law, we may include amounts in the loan division for calculation of your policy's persistency refund. ***See Policy Loans, page 44.***

Policy loans reduce your policy's death benefit and may cause your policy to lapse.

Loans may have tax consequences. ***See Tax Considerations, page 61.***

### Partial Withdrawals

You may withdraw part of your net cash surrender value after your first policy anniversary. You may make twelve partial withdrawals per policy year. Partial withdrawals may reduce your policy's death benefit and will reduce your account value. We assess a fee for each partial withdrawal; surrender charges may apply as well. *See Partial Withdrawals, page 45.*

Some policies with a high account value may qualify for a partial withdrawal before the first policy anniversary. Partial withdrawals may have tax consequences. *See Partial Withdrawals, page 45, and Tax Considerations, page 61.*

### Persistency Refund

After your tenth policy anniversary, where permitted by law, we add a persistency refund to your account value. *See Persistency Refund, page 39.*

## *Policy Modification, Termination and Continuation Features*

### Right to Change Policy

For 24 months after the policy date you may change your policy to a guaranteed policy, unless state law requires differently. There is no charge for this change. *See Right to Change Policy, page 38.*

### Surrender

You may surrender your policy for its net cash surrender value at any time before the death of the insured person. All insurance coverage ends on the date we receive your request. If the surrender charge exceeds the available cash value, there will be no proceeds paid to you on surrender. *See Surrender, page 49.*

A surrender may have tax consequences. *See Tax Considerations, page 61.*

### Lapse

In general, insurance coverage continues as long as your net cash surrender value is enough to pay the monthly deductions. However, your policy and its riders are guaranteed not to lapse during the first three years of your policy if the conditions of the special continuation period have been met. *See Lapse, page 47 and Special Continuation Period, page 27.*

### Reinstatement

You may reinstate your policy and riders within five years of its lapse if you still own the policy and the insured person is still insurable. You will also need to pay the required reinstatement premium.

If you had a policy loan existing when coverage ended, we will reinstate it with accrued loan interest to the date of the lapse. *See Reinstatement, page 49.*

If the guaranteed minimum death benefit lapses and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate this feature.

### Continuation of Coverage

If the policy is in force on the policy anniversary nearest the insured person's 100[th] birthday, the policy will automatically continue pursuant to the terms of the policy unless you surrender it or such continuation is prohibited by law. *See Continuation of Coverage, page 38.*

## *Death Benefits*

After the insured person's death, we pay death proceeds to the beneficiaries if your policy is in force. Based on the death benefit option you have chosen and whether or not you have coverage under an adjustable term insurance rider, your policy's death benefit may vary.

Generally we require a minimum stated death benefit of $50,000 to issue your policy.

We may lower this minimum for group or sponsored arrangements, or corporate purchasers.

Different cost of insurance rates apply to each death benefit segment.

## *Tax Considerations*

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. *See Tax Status of the Policy, page 62.*

Assuming the policy qualifies as a life insurance contract under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
- partial withdrawals
- loans
- surrender
- lapse.

In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. *See Modified Endowment Contracts, page 63.*

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. A business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

**You should consult a qualified legal or tax adviser before you purchase your policy.**

# How the Policy Works



**Your Premium**
You make a premium payment.

Premium Deductions →

•Sales charge
•Tax charges

**Net Premium**
We allocate the net premium to the investment options you choose.

**Guaranteed Interest Division**
Amounts you allocate are held in our general account.

**Variable Investment Options**
Amounts you allocate are held in our separate account. The variable investment options invest in investment portfolios.

**Investment Portfolios**
The investment portfolios deduct:
•Investment management fees
•12b-1 fees
•Other expenses

•Persistency refund

Refunds →

Monthly Deductions

•Policy charge
•Cost of insurance charge
•Administrative charge
•Guaranteed minimum death benefit charge (assessed on FirstLine policies only)
•Rider charges

**Accumulated Value**
The total value of your policy.

Separate Account Deductions

•Mortality and expense risk charge

**Loan Division**
Amount set aside to secure a policy loan.

Transaction Fees

•Partial withdrawal fee
•Excess illustration fee
•Surrender charge

---

FirstLine/FirstLine II                    13

# INFORMATION ABOUT ING SECURITY LIFE, THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS

## *Security Life of Denver Insurance Company*

We are a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699.  We are admitted to do business in the District of Columbia and all states except New York.  At the close of 2001, we had over $387.3 billion of life insurance in force.  As of December 31, 2001 our total assets were over $12.5 billion and capital and surplus were over $670 million measured on a statutory basis of accounting, as prescribed or permitted by the Colorado Division of Insurance.

We are a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the field of insurance, banking and asset management.  ING is headquartered in Amsterdam, The Netherlands.

ING companies offer a complete line of life insurance products, including:
- annuities
- individual life
- group life
- pension products
- market life reinsurance.

The principal underwriter and distributor for our policies is ING America Equities, Inc.  ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993.  It is a wholly owned subsidiary of ING Security Life and is registered as a broker-dealer with the SEC and the National Association of Securities Dealers, Inc. ("NASD").  ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.

## *Security Life Separate Account L1*

### Separate Account Structure

We established Security Life Separate Account L1 (the "separate account") on November 3, 1993, under Colorado insurance law.  It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act").  The SEC does not supervise our management of the separate account or ING Security Life .

The separate account is used to support our variable life insurance policies and for other purposes allowed by law and regulation.  We may offer other variable life insurance policies with different benefits and charges that invest in the separate account.  We do not discuss these policies in this prospectus.  The separate account may invest in other securities not available for the policy described in this prospectus.

We own all the assets in the separate account.  We credit gains to or charge losses against the separate account without regard to performance of other investment accounts.

### Order of Separate Account Liabilities

State law provides that we may not charge general account liabilities against the separate account's assets equal to its reserves and other liabilities.  This means that if we ever became insolvent, the separate account assets will be used first to pay separate account policy claims.  Only if separate account assets remain after these claims have been satisfied can these assets be used to pay other policy owners and creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account.  If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

## Investment Options

Investment options include the variable and the guaranteed interest divisions, but not the loan division. The separate account has several variable investment options which invest in shares of underlying investment portfolios. The investment performance of a policy depends on the performance of the investment portfolios you choose.

## Investment Portfolios

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who, other than Aeltus Investment Management, Inc., Directed Services, Inc., ING Investments LLC, and ING Life Insurance and Annuity Company are not affiliated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code, as amended. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans, or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.

## Investment Portfolio Objectives

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here, but you should carefully read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have names, investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

| INVESTMENT PORTFOLIO OBJECTIVES | | |
|---|---|---|
| **Variable Investment Option** | **Investment Company/Adviser/ Manager/ Sub-Adviser** | **Investment Objective** |
| *AIM V.I. Capital Appreciation Fund – Series I* | **Investment Company**: AIM Variable Insurance Funds **Investment Adviser**: A I M Advisors, Inc. | Seeks growth of capital. Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. |
| *AIM V.I. Government Securities Fund – Series I* | **Investment Company**: AIM Variable Insurance Funds **Investment Adviser**: A I M Advisors, Inc. | Seeks to achieve a high level of current income consistent with reasonable concern for safety of principal. Seeks to meet its objective by investing in debt securities issued, guaranteed or otherwise backed by the United States Government. |

## INVESTMENT PORTFOLIO OBJECTIVES

| Variable Investment Option | Investment Company/Adviser/ Manager/ Sub-Adviser | Investment Objective |
|---|---|---|
| *Alger American Growth Portfolio* | **Investment Manager**: Fred Alger Management, Inc. | Seeks long-term capital appreciation by focusing on growing companies that generally have broad product lines, markets, financial resources and depth of management.  Under normal circumstances, the portfolio invests primarily in the equity securities of large companies.  The portfolio considers a large company to have a market capitalization of $1 billion or greater. |
| *Alger American Leveraged AllCap Portfolio* | **Investment Manager**: Fred Alger Management, Inc. | Seeks long-term capital appreciation by investing, under normal circumstances, in the equity securities of companies of any size which demonstrate promising growth potential.  The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities.  By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed. |
| *Alger American MidCap Growth Portfolio* | **Investment Manager**: Fred Alger Management, Inc. | Seeks long-term capital appreciation by focusing on midsize companies with promising growth potential.  Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index. |
| *Alger American Small Capitalization Portfolio* | **Investment Manager**: Fred Alger Management, Inc. | Seeks long-term capital appreciation by focusing on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace.  Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies.  A small capitalization company is one that has a market capitalization within the range of the Russell 2000® Growth Index or the S&P SmallCap 600 Index. |
| *Asset Manager $^{SM}$ Portfolio* | **Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company | Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments.  Assets are allocated among stocks, bonds, and short-term and money market instruments, maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments. |
| *Growth Portfolio* | **Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company | Seeks to achieve capital appreciation.  Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential (often called "growth" stocks). |

# INVESTMENT PORTFOLIO OBJECTIVES

| Variable Investment Option | Investment Company/Adviser/ Manager/ Sub-Adviser | Investment Objective |
|---|---|---|
| *Index 500 Portfolio* | **Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company **Sub-Adviser**: Deutsche Asset Management, Inc. | Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index (S&P 500). Normally invests at least 80% of assets in common stocks included in the S&P 500. |
| *Money Market Portfolio* | **Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company | Seeks as high a level of current income as is consistent with preservation of capital and liquidity. Invests in U.S. dollar-denominated money market securities and repurchase agreements, and may enter into reverse repurchase agreements. |
| *Overseas Portfolio* | **Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company | Seeks long-term growth of capital. Normally invests at least 80% of total assets in foreign securities, primarily in common stocks. |
| *Fully Managed Portfolio* | **Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. Pursues an active asset allocation strategy whereby investments are allocated among three asset classes–equity securities, debt securities, and money market instruments. Invests primarily in common stocks of established companies that are believed to have above-average potential for capital growth. |
| *Mid-Cap Growth Portfolio* | **Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: Massachusetts Financial Services Company | Seeks long-term growth of capital. Normally invests at least 80% of its net assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts) of companies with medium market capitalizations which the Portfolio Manager believes have above-average growth potential. |
| *ING UBS Tactical Asset Allocation Portfolio – Initial Class* | **Investment Company**: ING Partners, Inc. **Investment Adviser**: ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) **Sub-Adviser**: UBS Global Asset Management (US) Inc. | Seeks total return, consisting of long-term capital appreciation and current income. Allocates assets between a stock portion that is designed to track the performance of the S&P 500 Composite Stock Index and a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days. |

# INVESTMENT PORTFOLIO OBJECTIVES

| Variable Investment Option | Investment Company/Adviser/ Manager/ Sub-Adviser | Investment Objective |
|---|---|---|
| *ING Van Kampen Comstock Portfolio – Initial Class* | **Investment Company**: ING Partners, Inc. **Investment Adviser**: ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) **Sub-Adviser**: Morgan Stanley Investment Management Inc. d/b/a Van Kampen | Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks consisting principally of common stocks. |
| *ING VP Bond Portfolio (formerly Aetna Income Shares d/b/a Aetna Bond VP)– Class R Shares* | **Investment Company**: ING Income Shares **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus) | Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of debt securities. Under normal market conditions, invests at least 80% of net assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. |
| *ING VP Index Plus LargeCap Portfolio (formerly Aetna Index Plus Large Cap VP) – Class R Shares* | **Investment Company**: ING Variable Portfolios, Inc. (formerly Aetna Variable Portfolios, Inc.) **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus) | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 500. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest companies traded in the U.S. and selected by Standard & Poor's Corporation. |
| *ING VP Index Plus MidCap Portfolio (formerly Aetna Index Plus Mid Cap VP) – Class R Shares* | **Investment Company**: ING Variable Portfolios, Inc. (formerly Aetna Variable Portfolios, Inc.) **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus) | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 400. The S&P 400 is a stock market index comprised of common stocks of 400 mid-capitalization companies traded in the U.S. and selected by Standard & Poor's Corporation. |
| *ING VP Index Plus SmallCap Portfolio (formerly Aetna Index Plus Small Cap VP) – Class R Shares* | **Investment Company**: ING Variable Portfolios, Inc. (formerly Aetna Variable Portfolios, Inc.) **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus) | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 600. The S&P 600 is a stock market index comprised of common stocks of 600 small-capitalization companies traded in the U.S. and selected by Standard & Poor's Corporation. |

## INVESTMENT PORTFOLIO OBJECTIVES

| Variable Investment Option | Investment Company/Adviser/ Manager/ Sub-Adviser | Investment Objective |
|---|---|---|
| *ING VP Growth Opportunities Portfolio (formerly Pilgrim VP Growth Opportunities Portfolio) – Class R Shares* | **Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC) | Seeks long-term growth of capital. Invests primarily in common stock of U.S. companies that the portfolio managers feel have above average prospects for growth. Under normal market conditions, invests at least 65% of total assets in securities purchased on the basis of the potential for capital appreciation. These securities may be from large-cap, mid-cap or small-cap companies. |
| *ING VP MagnaCap Portfolio (formerly Pilgrim VP MagnaCap Portfolio) – Class R Shares* | **Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC) | Seeks growth of capital, with dividend income as a secondary consideration. Under normal conditions, invests at least 80% of assets in equity securities that meet the following criteria: attractive valuation characteristics; dividends; and balance sheet strength. Candidates are also analyzed for some catalyst or vector of change that may spark an increase in share price. Normally, investments are generally in larger companies that are included in the largest 500 U.S. companies as measured by sales, earnings or assets. |
| *ING VP MidCap Opportunities Portfolio (formerly Pilgrim VP MidCap Opportunities Portfolio) – Class R Shares* | **Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC) | Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stocks of mid-sized U.S. companies that the portfolio managers feel have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index). |
| *ING VP SmallCap Opportunities Portfolio (formerly Pilgrim VP SmallCap Opportunities Portfolio) – Class R Shares* | **Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC) | Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stock of smaller, lesser-known U.S. companies that the portfolio manager believes have above average prospects for growth. For this Portfolio, smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000® Index, which is an index that measures the performance of small companies. |
| *VIF-Core Equity Fund (formerly, VIF-Equity Income Fund)* | **Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc. | Seeks to provide a high total return through both growth and current income by normally investing at least 65% (80% effective July 31, 2002) of its assets in common and preferred stock. At least 50% of common stock which the Fund holds will be dividend-paying common and preferred stocks. Stocks selected for the Fund generally are expected to produce income and consistent, stable returns. Although the Fund focuses on stocks of larger companies with a history of paying dividends, it also may invest in companies that have not paid regular dividends. The Fund will normally invest up to 5% of its assets in debt securities, generally corporate bonds that are rated investment grade or better. |

## INVESTMENT PORTFOLIO OBJECTIVES

| Variable Investment Option | Investment Company/Adviser/ Manager/ Sub-Adviser | Investment Objective |
|---|---|---|
| *VIF-Health Sciences Fund* | **Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc. | Seeks capital growth by normally investing at least 80% of its assets in the equity securities and equity-related instruments of companies that develop, produce, or distribute products or services related to health care. These companies include, but are not limited to, medical equipment or supplies, pharmaceuticals, biotechnology, and health care providers and services companies. A portion of the Fund's assets are not required to be invested in the sector. |
| *VIF-High Yield Fund* | **Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc. | Seeks to provide a high level of current income by investing primarily in bonds and other debt securities. It also seeks capital appreciation. The Fund normally invests at least 65% (80% effective July 31, 2002) of its assets in a diversified portfolio of high yield corporate bonds rated below investment grade, commonly known as "junk bonds," and preferred stock with investment grade and below investment grade ratings. These investments generally offer higher rates of return, but are riskier than investments in securities of issuers with higher credit ratings. A portion of the Funds' assets may be invested in other securities such as corporate short-term notes, repurchase agreements, and money market funds. There are no limitations on the maturities of the securities held by the Fund, and the Fund's average maturity will vary as INVESCO responds to changes in interest rates. |
| *VIF-Small Company Growth Fund* | **Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc. | Seeks long-term capital growth by normally investing at least 65% (80% effective July 31, 2002) of its assets in small-capitalization companies. INVESCO defines small capitalization companies as companies that are included in the Russell 2000® Growth Index at the time of purchase, or if not included in that Index, have market capitalizations of $2.5 billion or below at the time of purchase. The scope of the Index varies with market performance of the companies in the Index. |
| *VIF-Total Return Fund* | **Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc. | Seeks to provide high total return through both growth and current income by normally investing at least 65% of its assets in a combination of common stocks of companies with a history of paying regular dividends and in debt securities. Debt securities include corporate obligations and obligations of the U.S. government and government agencies. The remaining assets of the fund are allocated among these and other investments at INVESCO's discretion, based upon current business, economic and market conditions. |

# INVESTMENT PORTFOLIO OBJECTIVES

| Variable Investment Option | Investment Company/Adviser/ Manager/ Sub-Adviser | Investment Objective |
|---|---|---|
| *VIF-Utilities Fund* | **Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc. | Seeks capital growth. It also seeks current income. The Fund normally invests at least 80% of its assets in the equity securities and equity-related instruments of companies that produce, generate, transmit, or distribute natural gas or electricity, as well as in companies that provide telecommunications services, including local, long distance and wireless, and excluding broadcasting. The remainder of the fund's assets are not required to be invested in the utilities economic sector. |
| *Janus Aspen Series Aggressive Growth Portfolio Service Shares* | **Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital | A *nondiversified* Portfolio that seeks long-term growth of capital. Invests primarily in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalization falls within the range of companies in the Standard and Poor's (S&P) MidCap 400 Index. |
| *Janus Aspen Series Growth Portfolio Service Shares* | **Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital | Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks selected for their growth potential. Although it can invest in companies of any size, it generally invests in larger, more established companies. |
| *Janus Aspen Series International Growth Portfolio Service Shares* | **Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital | Seeks long-term growth of capital. Under normal circumstances, invests at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country. |
| *Janus Aspen Series Worldwide Growth Portfolio Service Shares* | **Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital | Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks of companies of any size located throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country. |
| *Growth Portfolio* | **Investment Company**: Neuberger Berman Advisers Management Trust **Investment Adviser**: Neuberger Berman Management Inc. **Sub-Adviser**: Neuberger Berman, LLC | Seeks growth of capital by investing mainly in common stock mid-capitalization companies. |

Security Life and Separate Account

# INVESTMENT PORTFOLIO OBJECTIVES

| Variable Investment Option | Investment Company/Adviser/ Manager/ Sub-Adviser | Investment Objective |
|---|---|---|
| *Limited Maturity Bond Portfolio* | **Investment Company**: Neuberger Berman Advisers Management Trust<br>**Investment Adviser**: Neuberger Berman Management Inc.<br>**Sub-Adviser**: Neuberger Berman, LLC | Seeks the highest available current income consistent with liquidity and low risk to principal by investing mainly in investment-grade bonds and other debt securities from U.S. Government and corporate issuers. |
| *Partners Portfolio* | **Investment Company**: Neuberger Berman Advisers Management Trust<br>**Investment Adviser**: Neuberger Berman Management Inc.<br>**Sub-Adviser**: Neuberger Berman, LLC | Seeks growth of capital by investing mainly in common stock of mid- to large-capitalization companies. |
| *Mid Cap Value VCT Portfolio – Class I Shares* | **Investment Company**: Pioneer Variable Contracts Trust<br>**Investment Adviser**: Pioneer Investment Management, Inc. | Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in Standard & Poor's MidCap 400 Index. |
| *Small Cap Value VCT Portfolio – Class I Shares* | **Investment Company**: Pioneer Variable Contracts Trust<br>**Investment Adviser**: Pioneer Investment Management, Inc. | Seeks capital growth by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of small companies, that is, companies with market values within the range of market values of issuers included in the Russell 2000® Index. |
| *Putnam VT Growth and Income Fund – Class IB Shares* | **Investment Company**: Putnam Variable Trust<br>**Investment Adviser**: Putnam Investment Management, LLC | Seeks capital growth and current income. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income or both. |
| *Putnam VT New Opportunities Fund – Class IB Shares* | **Investment Company**: Putnam Variable Trust<br>**Investment Adviser**: Putnam Investment Management, LLC | Seeks long-term capital appreciation. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on growth stocks in sectors of the economy that Putnam Management believes have high growth potential. |
| *Putnam VT Small Cap Value Fund – Class IB Shares* | **Investment Company**: Putnam Variable Trust<br>**Investment Adviser**: Putnam Investment Management, LLC | Seeks capital appreciation. The fund seeks its goal by investing at least 80% of its net assets in small companies of a size similar to those in the Russell 2000® Value Index. |

## INVESTMENT PORTFOLIO OBJECTIVES

| Variable Investment Option | Investment Company/Adviser/ Manager/ Sub-Adviser | Investment Objective |
|---|---|---|
| *Putnam VT Voyager Fund – Class IB Shares* | **Investment Company**: Putnam Variable Trust **Investment Adviser**: Putnam Investment Management, LLC | Seeks capital appreciation. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on growth stocks. |
| *Worldwide Bond Fund* | **Investment Company**: Van Eck Worldwide Insurance Trust **Investment Adviser and Manager**: Van Eck Associates Corporation | Seeks high total return—income plus capital appreciation—by investing globally, primarily in a variety of debt securities. |
| *Worldwide Emerging Markets Fund* | **Investment Company**: Van Eck Worldwide Insurance Trust **Investment Adviser and Manager**: Van Eck Associates Corporation | Seeks long-term capital appreciation by investing in equity securities in emerging markets around the world. |
| *Worldwide Hard Assets Fund* | **Investment Company**: Van Eck Worldwide Insurance Trust **Investment Adviser and Manager**: Van Eck Associates Corporation | Seeks long-term capital appreciation by investing primarily in "hard asset securities." Hard assets include precious metals, natural resources, real estate and commodities. Income is a secondary consideration. |
| *Worldwide Real Estate Fund* | **Investment Company**: Van Eck Worldwide Insurance Trust **Investment Adviser and Manager**: Van Eck Associates Corporation | Seeks high total return by investing in equity securities of companies that own significant real estate or that principally do business in real estate. |

## *Guaranteed Interest Division*

You may allocate all or a part of your net premium and transfer your net account value into the guaranteed interest division. The guaranteed interest division guarantees principal and is part of our general account. It pays interest at a fixed rate that we declare.

The general account contains all of our assets other than those held in the separate account (variable investment options) or other separate accounts.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest

division under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The amount you have in the guaranteed interest division is the net premium you allocate to that division, plus amounts you transfer to it, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by deductions for charges based on your account value allocated to it.

We declare the interest rate that applies to all amounts in the guaranteed interest division. This interest rate is never less than the minimum guaranteed interest rate specified in the policy. For FirstLine policies, the minimum guaranteed interest rate is 3.0%. For FirstLine II policies, the guaranteed minimum interest rate is 4.0%. The credited interest rate will be in effect for an initial twelve-month period. Thereafter, the credited interest rate will be guaranteed for successive twelve month periods at an interest rate current at that time. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the guaranteed interest division.

# DETAILED INFORMATION ABOUT THE POLICIES

This prospectus describes our standard FirstLine and FirstLine II variable universal life insurance policies. There may be differences in the policy features, benefits and charges because of state requirements where we issue your policy. We describe all such differences in your policy.

If you would like to know about variations specific to your state, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

## *Applying for a Policy*

You purchase your policy by submitting an application to us. On the policy date, the insured person generally should be no older than age 85. The minimum age to issue a policy for tobacco users is age 15. For guaranteed issue policies, the maximum issue age generally is 70. The insured person is the person on whose life we issue the policy. **_See Age, page 50._**

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limit are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

We and our affiliates offer other insurance products which may have different fees and charges and better match your needs. Contact your agent/registered representative if you would like information about these other products.

## *Temporary Insurance*

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of insurance for which you applied. The maximum amount of temporary insurance is $4.5 million, which includes other in-force coverage you have with us. Temporary insurance may not be available in all states.

Temporary coverage begins when all of the following events have occurred:
- you have completed and signed our temporary life insurance coverage form
- we receive and accept a premium payment of at least your scheduled premium (selected on your application)
- part I of the application is complete.

Temporary life insurance coverage ends on the earliest of:
- the date we return your premium payments
- five days after we mail notice of termination to the address on your application
- the date your policy coverage starts
- the date we refuse to issue a policy based on your application
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance agreement if any of the following events occur:

- there is a material misrepresentation in your answers on the temporary life insurance coverage form
- there is a material misrepresentation in statements on your application
- the person or persons intended to be insured die by suicide or self-inflicted injury
- the bank does not honor your premium check.

## *Policy Issuance*

Before we issue a policy, we require satisfactory evidence of insurability of the insured person and payment of your initial premium. This evidence may include completion of underwriting and issue requirements.

The policy date shown on your policy schedule determines:

- monthly processing dates.
- policy months.
- policy years.
- policy anniversaries.

It is not affected by when you receive the policy. The policy date may be different from the date we receive your first premium payment. Generally, we charge monthly deductions from your policy date.

The policy date is determined one of three ways:

1. the date you designate on your application, subject to our approval.

2. the back-date of the policy to save age, subject to our approval and law.

3. if there is no designated date or back-date, the policy date is:
   - the date all underwriting and administrative requirements have been met if we receive your initial premium before we issue your policy; or
   - the date we receive your initial premium if it is after we approve your policy for issue.

If you choose to have your policy date be earlier than the date we issue your policy (called back-dating), then the following charges will be charged from that earlier date on your first monthly processing date:

- mortality and expense risk charge;
- policy charge;
- administrative charge;
- cost of insurance charges;
- rider charges; and
- guaranteed minimum death benefit charge, if you purchased a FirstLine policy.

If you have elected to backdate your policy which enables you to benefit from a lower age for the purposes of calculating the cost of insurance charges on your policy, you should understand there are some inherent costs associated with your decision to backdate. For each month that your policy is backdated, the applicable cost of insurance charges are accumulated and deducted from your initial premium payment. Thus, backdating your policy has the effect of lowering your initial net premium and thus the amount available to be allocated to the investment options. On backdated policies the accrued cost of insurance charges deducted from the initial premium result in policy values being lower than those in any policy illustrations you have received.

**Definition of Life Insurance**

At policy issue, you may choose one of two tests for the federal income tax definition of life insurance. You cannot change your choice later.

The tests are the cash value accumulation test and the guideline premium/cash value corridor test. If you choose the guideline premium/cash value corridor test, we may limit premium payments relative to your policy death benefit under this test. ***See Tax Status of the Policy, page 62.***

## *Premium Payments*

You may choose the amount and frequency of premium payments, within limits. You cannot make premium payments after the death of the insured person or after the continuation of coverage period begins. ***See Continuation of Coverage, page 38.***

We consider payments we receive to be premium payments if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your premium payment, we add the remaining net premium to your policy.

A payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to help assure the earliest crediting date.

## Scheduled Premium

Your premium payments are flexible. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You may choose to pay your premium by electronic funds transfer each month. Your financial institution may charge for this service. If you choose to pay your initial premium by electronic transfer, please be sure to include the appropriate information as part of your application to avoid a delay in making your coverage effective.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

If you purchased a FirstLine policy and want the guaranteed minimum death benefit, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. *See Guaranteed Minimum Death Benefit, page 34.*

## Unscheduled Premium Payments

Generally speaking, you may make unscheduled premium payments at any time, however:
- We may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to your unscheduled premium payments.
- We may require proof that the insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase.
- We will return premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy. The "seven-pay" limit is defined by the Internal Revenue Code, as amended and actuarially determined. It varies based on the age, gender and premium class of each insured, as well as the death benefit and additional benefits or riders on the policy. It is generally the maximum possible premium that we may receive during the first seven policy years in order for the policy not to be classified as a modified endowment contract.

*See Modified Endowment Contracts, page 63, and Changes to Comply with the Law, page 65.*

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take tax or sales charges.

## Target Premium

Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age and gender of the insured person. The target premium is used to determine your initial

sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional segments is listed in your policy schedule pages.

## Minimum Annual Premium

To qualify for the special continuation period, you must pay a minimum annual premium during each of your first three policy years.

Your minimum annual premium is based on:
- the insured person's age, gender and premium class
- the stated death benefit of your policy
- riders on your policy.

Your minimum annual premium is shown in the schedule pages of your policy. We may reduce the minimum annual premium for group or sponsored arrangements, or for corporate purchasers.

## Special Continuation Period

The special continuation period (no lapse guarantee period) is the first three policy years. Under the special continuation period, we guarantee that your policy will not lapse, regardless of its net cash surrender value, if on a monthly processing date:
- premium you have paid, *minus* partial withdrawals that you have taken, *minus* outstanding policy loans, including accrued loan interest, *is greater than or equal to*;
- the minimum monthly premium for each policy month from the first month of your policy through the current monthly processing date.

The minimum monthly premium is one-twelfth of the minimum annual premium.

During the first three years of your policy, if there is not enough net cash surrender value to pay the monthly charges and you have satisfied these requirements, we do not allow your policy to lapse. We do not permanently waive these charges. Instead, we continue to deduct these charges which may result in a negative net cash surrender value,

unless you pay enough premium to prevent this. The negative balance is your unpaid monthly charges owing. At the end of the special continuation period, to avoid lapse of your policy you must pay enough premium to bring the net cash surrender value to zero plus the amount that covers your estimated monthly charges for the following two months. ***See Lapse, page 47.***

## Allocation of Net Premium

The net premium is the balance remaining after we deduct tax and sales charges from your premium payment.

Insurance coverage does not begin until we receive your initial premium. It must be at least the sum of the scheduled premium payments due from your policy date through your investment date.

The investment date is the first date we apply net premium to your policy. If we receive your initial premium after we approve your policy for issue, the investment date is the date we receive your initial premium.

We apply the initial net premium to your policy after all of the following conditions have been met:
- we receive the required amount of premium.
- all issue requirements have been received by our customer service center.
- we approve your policy for issue.

Amounts you designate for the guaranteed interest division will be allocated to that division on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the variable investment options in the variable investment option which invests in the Fidelity VIP Money Market Portfolio. We later transfer these amounts from this variable investment option to your selected variable investment options, based on your most recent premium allocation instructions, at the earlier of the following dates:
- five days after the date we mailed your policy plus the length of your state free look period; or
- the date we have received your delivery receipt plus the length of your state free look period.

If your state provides for return of account value during the free look period (or provides no free look period), we invest amounts you designated for the variable investment options directly into your selected variable investment options.

We allocate all later premium payments to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%. A payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to help assure the earliest crediting date.

## *Premium Payments Affect Your Coverage*

Unless you have the guaranteed minimum death benefit feature or your policy is in the special continuation period your coverage lasts only as long as your net cash surrender value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan plus accrued loan interest. If you do not meet these conditions, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. *See Lapse, page 47, and Grace Period, page 47.*

If you pay your minimum annual premium each year during the first three policy years and take no policy loan or withdrawals, we guarantee your policy and riders will not lapse during the special continuation period, regardless of your net cash surrender value. *See Special Continuation Period, page 27.*

Under the guaranteed minimum death benefit option, the base death benefit portion of your policy remains effective until the end of the guarantee period. The guaranteed minimum death benefit feature does not apply to riders which terminate when your policy is kept in force under this feature. You must meet all conditions of the guarantee. *See Guaranteed Minimum Death Benefit, page 34.*

**Modified Endowment Contracts**

There are special federal income tax rules for distributions from life insurance policies which are modified endowment contracts. These rules apply to policy loans, surrenders and partial withdrawals. Whether or not these rules apply depends upon whether or not the premium we receive is greater than the "seven-pay" limit.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium. *See Modified Endowment Contracts, page 63.*

## *Death Benefits*

You decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance (base coverage) with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available with one policy. The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy. *See Adjustable Term Insurance Rider, page 35.*

Generally, we require a minimum stated death benefit of $50,000. Our underwriting procedures in effect at the time you apply may limit the maximum stated death benefit.

If you have an adjustable term insurance rider, at issue we restrict your target death benefit to no more than eleven times your stated death benefit. *See Adjustable Term Insurance Rider, page 35.*

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. The adjustable term insurance rider has no cash value, however, and provides no

growth potential. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured person. Use of the adjustable term insurance rider may reduce sales compensation, but may increase the monthly cost of insurance. Coverage provided by the adjustable term insurance rider is not included in any guaranteed minimum death benefit. ***See Adjustable Term Insurance Rider, page 35.***

Your death benefit is calculated as of the date of death of the insured person.

## Death Benefit Summary

**This chart assumes no death benefit option changes and that partial withdrawals are less than the premium we receive.**

| | **Option 1** | **Option 2** | **Option 3** (available only on FirstLine Policies delivered on or before December 31, 1997) |
|---|---|---|---|
| **Stated Death Benefit** | The sum of death benefit segments under the policy. The stated death benefit changes when there is an increase or decrease or when a policy transaction causes it to change. | The sum of death benefit segments under the policy. The stated death benefit changes when there is an increase or decrease or when a policy transaction causes it to change. | The sum of death benefit segments under the policy. The stated death benefit changes when there is an increase or decrease or when a policy transaction causes it to change. |
| **Base Death Benefit** | The greater of: <br> • the stated death benefit; or <br> • the account value *multiplied* by the appropriate factor from the definition of life insurance factors. | The greater of: <br> • the stated death benefit *plus* the account value; or <br> • the account value *multiplied* by the appropriate factor from the definition of life insurance factors. | The greater of: <br> • the stated death benefit *plus* the sum of all premium payments we receive *minus* partial withdrawals you have taken; or <br> • the account value *multiplied* by the appropriate factor from the definition of life insurance factors. |
| **Target Death Benefit** | Stated death benefit *plus* adjustable term insurance rider benefit, if any. | Stated death benefit *plus* adjustable term insurance rider benefit, if any. | Stated death benefit *plus* adjustable term insurance rider benefit, if any. |
| **Total Death Benefit** | It is the greater of: <br> • the target death benefit; or <br> • the account value *multiplied* by the appropriate factor from the definition of life insurance factors. | It is the greater of: <br> • the target death benefit *plus* the account value; or <br> • the account value *multiplied* by the appropriate factor from the definition of life insurance factors. | It is the greater of: <br> • the target death benefit *plus* the sum of all premium payments we receive *minus* partial withdrawals you have taken; or <br> • the account value *multiplied* by the appropriate factor from the definition of life insurance factors. |

|  | Option 1 | Option 2 | Option 3 (available only on FirstLine Policies delivered on or before December 31, 1997) |
|---|---|---|---|
| **Adjustable Term Insurance Rider Benefit** | The total death benefit *minus* the base death benefit, but not less than zero<br><br>If the account value *multiplied* by the death benefit corridor factor is greater than the stated death benefit, the adjustable term insurance benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit. If the base death benefit becomes greater than the target death benefit, then the adjustable term insurance rider benefit is zero. | The total death benefit *minus* the base death benefit, but not less than zero.<br><br>If the account value *multiplied* by the death benefit corridor factor is greater than the stated death benefit *plus* the account value, the adjustable term insurance rider benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit *plus* the account value. If the base death benefit becomes greater than the target death benefit *plus* the account value, then the adjustable term insurance rider benefit is zero. | The total death benefit *minus* the base death benefit, but not less than zero.<br><br>If the account value *multiplied* by the death benefit corridor factor is greater than the stated death benefit *plus* the sum of all premium payments we receive *minus* partial withdrawals you have taken, the adjustable term insurance rider benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit *plus* the sum of all premium payments we receive *minus* partial withdrawals you have taken. If the base death benefit becomes greater than the target death benefit *plus* the sum of all premium payments we receive *minus* partial withdrawals you have taken, then the adjustable term insurance rider benefit is zero. |

**Base Death Benefit**

Your base death benefit can be different from your stated death benefit as a result of:
- your choice of death benefit option.
- increases or decreases in the stated death benefit.
- a change in your death benefit option.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on:
- the insured person's age
- the insured person's gender

- the cash value accumulation test or the guideline premium/cash value corridor test for the federal income tax law definition of life insurance. ***See Appendix A, page 213, or Appendix B, page 214.***

As long as your policy is in force, we will pay the death proceeds to your beneficiaries after the insured person dies. The beneficiaries are the people you name to receive the death proceeds from your policy. The death proceeds are:
- your base death benefit on the date of the insured person's death; *plus*
- the amount of any rider benefits; *minus*

- any outstanding policy loan with accrued loan interest; *minus*
- any outstanding charges and deductions incurred before the death of the insured person.

There could be outstanding charges and deductions if the insured person dies while your policy is in the grace period or in the three-year special continuation period.

**Death Benefit Options**

You have a choice of death benefit options (described below). Your choice may result in your base death benefit being greater than your stated death benefit.

If you purchased a FirstLine policy which was delivered on or before December 31, 1997, you have a choice of three death benefit options: option 1, option 2 or option 3 (described below). Otherwise, you have a choice of two death benefit options: option 1 or option 2. Your choice may result in a base death benefit greater than your stated death benefit.

**Option 1:** Under death benefit option 1, your base death benefit is the greater of:
- your stated death benefit on the date of the insured person's death; or
- your account value on the date of the insured person's death *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A or B.

With option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

**Option 2:** Under death benefit option 2, your base death benefit is the greater of:
- your stated death benefit *plus* your account value on the date of the insured person's death; or
- your account value on the date of the insured person's death *multiplied* by the

appropriate factor from the definition of life insurance factors shown in Appendix A or B.

With option 2, investment performance is reflected in your insurance coverage.

If you purchased a FirstLine policy which was delivered on or before December 31, 1997, you may choose death benefit option 3.

Under death benefit option 3, your base death benefit is the greater of:
- your stated death benefit on the date of the insured person's death *plus* the sum of all premium payments we have received *minus* partial withdrawals you have taken under your policy; or
- your account value on the date of the insured person's death *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A or B.

With option 3, the base death benefit generally will increase as we receive premium and decrease if you take partial withdrawals. In no event will your base death benefit be less than your stated death benefit.

Death benefit options 2 and 3 are not available during the continuation of coverage period. If you have option 2 or 3 on your policy, it automatically converts to death benefit option 1 when the continuation of coverage period begins. ***See Continuation of Coverage, page 38.***

**Changes in Death Benefit Options**

You may request a change in your death benefit option on or after your first monthly processing date and before the continuation of coverage period begins.

Your death benefit option change is effective on your next monthly processing date after we approve it, so long as at least one day remains before your monthly processing date. If less than one day remains before your monthly processing date, your change will be effective on the second following monthly processing date.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit. We may not approve a death benefit option change if it reduces the target or stated death benefit below the minimum we require to issue your policy.

For you to change from death benefit option 1 to option 2 or from option 1 to option 3 (which is only available under certain FirstLine policies), we may require proof that the insured person is insurable under our normal rules of underwriting, unless prohibited by the terms of your policy.

On the effective date of your option change, your stated death benefit changes as follows:

| Change From | Change To | Stated Death Benefit Following Change: |
|---|---|---|
| Option 1 | Option 2 | Your stated death benefit before the change *minus* your account value as of the effective date of the change. |
| Option 2 | Option 1 | Your stated death benefit before the change *plus* your account value as of the effective date of the change. |
| Option 3 (only available under certain FirstLine policies) | Option 1 | Your stated death benefit before the change *plus* the sum of the premium payments we received, *minus* partial withdrawals you have taken as of the effective date of the change. |

| Change From | Change To | Stated Death Benefit Following Change: |
|---|---|---|
| Option 1 | Option 3 (only available under certain FirstLine policies) | Your stated death benefit before the change *minus* the sum of the premium payments we received, *plus* partial withdrawals you have taken as of the effective date of the change. |
| Option 2 | Option 3 (only available under certain FirstLine policies) | Your stated death benefit before the change *plus* your account value as of the effective date of the change, *minus* the sum of the premium payments we received *minus* partial withdrawals you have taken as of the effective date of the change. |
| Option 3 (only available under certain FirstLine policies) | Option 2 | Your stated death benefit before the change *plus* the sum of the premium payments we received *minus* partial withdrawals you have taken as of the effective date of the change, *minus* your account value as of the effective date of the change. |

We increase or decrease your stated death benefit to keep the net amount at risk the same. There is no change to the amount of term insurance if you have an adjustable term insurance rider. ***See Cost of Insurance Charge, page 57.***

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each death benefit segment. For example, if you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to that segment.

We do not impose a surrender charge for a decrease in your stated death benefit caused by a change of death benefit option. We do not adjust the target premium when you change your death benefit option. *See Surrender Charge, page 58.*

**Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.**

### Changes in Death Benefit Amount

Contact your agent/registered representative or our customer service center to request a change in the amount of your policy's death benefit. The change is effective on the next monthly processing date after we receive and approve your request. There may be underwriting or other requirements which must be met before your request can be approved. Your requested change must be for at least $1,000.

After we make your requested change, we will send you a new policy schedule page. Keep it with your policy. We may ask you to send your policy to us so that we can make the change for you. You may change your target death benefit once a policy year.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. *See Tax Considerations, page 61.*

You may change your policy's stated death benefit on or after your first policy anniversary (first monthly processing date for an increase). You may not decrease the stated death benefit below the minimum we require to issue your policy.

Requested reductions in the death benefit will first decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in stated death benefit among your death benefit segments pro rata unless law requires differently.

You must provide satisfactory evidence that the insured person is still insurable to increase your death benefit. Unless you tell us differently, we assume your request for an increase in your target death benefit is a request for an increase to your

stated death benefit. Thus, the amount of your adjustable term insurance rider will not change.

The initial death benefit segment, or first segment, is the stated death benefit on your policy's effective date. A requested increase in stated death benefit will cause a new segment to be created. Once we create a new segment, it is permanent unless law requires differently. The segment year runs from the segment effective date to its anniversary.

Each new segment may have:
- a new sales charge.
- new cost of insurance charges, guaranteed and current.
- a new incontestability period.
- a new suicide exclusion period.
- a new target premium.
- a new minimum annual premium during the special continuation period.
- new surrender charges.

We allocate the net amount at risk among death benefit segments in the same proportion that each segment bears to the total stated death benefit. Premium we receive after an increase is applied to your segments in the same proportion as the guideline annual premium (for FirstLine policies) and target premium (for FirstLine II policies) for each segment bears to the total guideline annual premium (for FirstLine policies) and target premium (for FirstLine II policies) for all segments. Sales charges are deducted from each segment's premium based on the length of time that segment has been effective.

If a death benefit option change causes the stated benefit to increase, no new segment is created. Instead, the size of each existing segment(s) is (are) changed. If it causes the stated death benefit to decrease, each segment is decreased.

**There may be tax consequences as a result of a decrease in your death benefit, as well as a possible surrender charge. Decreasing the face amount of your policy could cause the policy to be classified as a modified endowment contract and could subject prior and subsequent distributions (including loans) from your policy to be subject to adverse tax treatment. You should consult a tax adviser before changing your**

**death benefit amount.** *See Modified Endowment Contracts, page 63.*

## Guaranteed Minimum Death Benefit

Usually, your coverage lasts only as long as your net cash surrender value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan *plus* accrued loan interest. Your account value depends on:

- the timing and amount of any premium payments.
- the investment performance of the variable investment options.
- the interest you earn in the guaranteed interest division.
- the amount of your monthly charges.
- partial withdrawals you take.
- loan activity you may have.

The guaranteed minimum death benefit may be selected only at policy issue. This option extends the period that your policy's stated death benefit remains in effect even if the variable investment options perform poorly. See your policy to determine how your benefits are affected.

The FirstLine policy offers two guaranteed minimum death benefit options. These options vary primarily by the length of the guarantee period:

1. The later of ten policy years or until the insured person is age 65.

2. The lifetime of the insured person or to the policy anniversary nearest the insured person's 100[th] birthday (the maturity date).

The FirstLine II policy offers only one guaranteed minimum death benefit option. Under this option the guarantee period lasts until the insured person turns age 65 or ten policy years, whichever is later.

The guaranteed minimum death benefit coverage does not apply to riders, including the adjustable term insurance rider. Therefore, if your net cash surrender value is not enough to pay the deductions as they come due on your policy and if your policy is no longer in the special continuation period, only the stated death benefit portion of your coverage is guaranteed to stay in force. *See Lapse, page 47.*

Charges for your base coverage and, if you purchased a FirstLine policy, the guaranteed minimum death benefit are deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is permanently waived. Deduction of charges will resume once there is sufficient net account value.

The guaranteed minimum death benefit feature is not available in some states.

## Requirements to Maintain the Guarantee Period

To qualify for the guaranteed minimum death benefit you must pay premium at least equal to the guarantee period annual premium. The guarantee period monthly premium is one-twelfth of the guarantee period annual premium. Your net account value must meet certain diversification requirements. *See Charges and Deductions, page 56.*

For FirstLine policies, the guarantee period annual premium for the guaranteed minimum death benefit option 1 (the later of ten policy years or until the insured person is age 65) will be based on:

- the insured person's age, gender and premium class.
- the stated death benefit of your policy.
- riders on your policy.

The guarantee period annual premium for the guaranteed minimum death benefit option 2 (the lifetime of the insured person or to the maturity date) will be equal to the guideline annual premium determined under the federal income tax law definition of life insurance. The guarantee period annual premium for option 2 will be greater than that required for option 1.

Although the required guarantee period annual premium level is different for the two options, the guaranteed minimum death benefit operates similarly for either option.

For FirstLine II policies, your guarantee period annual premium is based on a percentage of the guideline level premium calculated under the federal

tax laws. Your guideline level annual premium depends on:

- your policy's stated death benefit.
- the insured person's age, gender, premium class and underwriting characteristics.
- the death benefit option you chose.
- additional rider coverage on your policy.
- other additional benefits on your policy.

At each monthly processing date we test to see if you have paid enough premium to keep your guarantee in place. We calculate:

- actual premium we receive; *minus*
- the amount of any partial withdrawals you make; *minus*
- policy loan amounts you take with accrued loan interest. This amount must *equal or exceed*;
- the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date.

You must continually meet the requirements of the guarantee period for this feature to remain in effect. We show the guarantee period annual premium on your policy schedule. If your policy benefits increase, the guarantee period annual premium increases.

In addition, the guarantee period ends if your net account value on any monthly processing date is not diversified as follows:

1. your net account value is invested in at least five investment options; and

2. no more than 35% of your net account value is in any one investment option.

Your policy will continue to meet the diversification requirements if:

1. you have automatic rebalancing and you meet the two diversification tests listed above; or

2. you have dollar cost averaging which results in transfers into at least four investment options with no more than 35% of any transfer directed to any one.

*See Dollar Cost Averaging, page 43, and Automatic Rebalancing, page 44.*

If you select the guaranteed minimum death benefit option, you must make sure your policy satisfies the premium test and diversification test. If your policy fails to satisfy either test and you own a FirstLine policy, we will send you a notice and give you a thirty day opportunity to correct the condition. If you do not correct it, this feature terminates. Once it terminates, you cannot reinstate the guaranteed minimum death benefit feature. The guarantee period annual premium then no longer applies to your policy.

## Riders

Your policy may include benefits, attached by rider. A rider may have an additional cost. You may cancel riders at any time.

We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Adding or canceling riders may have tax consequences. ***See Modified Endowment Contracts, page 63.***

### Adjustable Term Insurance Rider

You may increase your death proceeds by adding an adjustable term insurance rider. This rider allows you to schedule the pattern of death benefits appropriate for your anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of coverage.

You specify a target death benefit when you apply for this rider. The target death benefit can be level for the life of your policy or can be scheduled to change at the beginning of a selected policy year(s). ***See Death Benefits, page 28.***

We generally restrict your target death benefit to an amount not more than eleven times your stated death benefit at issue. In other words, if your stated death benefit is $100,000, then the maximum amount of target death benefit we allow you is $1,100,000.

The adjustable term insurance rider death benefit is the difference between your target death benefit and your base death benefit, but not less than zero. The rider's death benefit automatically adjusts daily as your base death benefit changes. Your death benefit depends on which death benefit option is in effect:

**Option 1:** If option 1 is in effect, the total death benefit is the greater of:
a. the target death benefit; or
b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

**Option 2:** If option 2 is in effect, the total death benefit is the greater of:
a. the target death benefit *plus* the account value; or
b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

**Option 3:** For FirstLine policies, if option 3 is in effect, the total death benefit is the greater of:
a. the target death benefit *plus* the sum of the premium payments we received *minus* partial withdrawals you have taken; or
b. the account value *multiplied* by the appropriate factor from the death benefit factors in the policy.

For example, under option 1, assume your base death benefit changes as a result of a change in your account value. The adjustable term insurance rider adjusts to provide a death benefit equal to your target death benefit in each year:

| Base Death Benefit | Target Death Benefit | Adjustable Term Insurance Rider Amount |
|---|---|---|
| $201,500 | $250,000 | $48,500 |
| 202,500 | 250,000 | 47,500 |
| 202,250 | 250,000 | 47,750 |

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to

$250,000 or more, the adjustable term insurance would be zero.

Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below your target death benefit, the adjustable term insurance rider coverage reappears to maintain your target death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. ***See Changes in Death Benefit Amount, page 33.***

We may deny future, scheduled increases to your target death benefit if you cancel a scheduled change or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to option 2, changes from death benefit option 1 to option 3 (only available under certain FirstLine policies) and base decreases may reduce your target death benefit. ***See Partial Withdrawals, page 45, and Changes in Death Benefit Options, page 31.***

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a separate monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage *multiplied* by the adjustable term death benefit in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender and premium class of the insured person, as well as the length of time since your policy date.

The only charge for this rider is the cost of insurance charge. The total charges that you pay may be more or less if you have some coverage under an adjustable term insurance rider rather than as stated death benefit. There are no sales charges or surrender charges for this coverage.

If the target death benefit is increased by you after the adjustable term insurance rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original premium class even though

satisfactory new evidence of insurability is required for the increased schedule. The monthly guaranteed maximum cost of insurance rates for this rider will be stated in the policy. ***See Cost of Insurance Charge, page 57.***

Not all policy features apply to the adjustable term insurance rider. The rider does not contribute to the policy account value nor to surrender value. It does not affect investment performance and cannot be used for a policy loan. The adjustable term insurance rider provides benefits only at the insured person's death.

### Accelerated Death Benefit Rider

This rider pays part of the death benefit to you if a qualified doctor diagnoses a terminal illness of the insured person. Receipt of such an accelerated payment reduces the death benefit of your policy and its net cash surrender value by the percentage of eligible coverage that is accelerated. For example, if the accelerated payment is 75% of the eligible coverage, the new death benefit will be 25% of the amount just prior to acceleration. Any rider on the insured under the basic policy will also be reduced in the same manner. No policy loans are permitted after this rider is exercised. There is no charge for this rider. **There may be tax consequences to requesting payment under this rider.** ***See Tax Status of the Policy, page 62.***

### Accidental Death Benefit Rider

This rider will pay the benefit amount selected if the insured person dies as a result of an accident. The insured person must be at least age 10 and no more than age 65. Minimum coverage is $5,000. Maximum coverage is the lesser of $200,000 or two *times* the stated death benefit. The maximum monthly charge for standard coverage under this rider is $0.13 per $1,000 of rider coverage depending on the insured person's age. The actual rates that apply to you may be lower and will be stated in your policy.

This rider is not available with FirstLine II policies.

### Guaranteed Insurability Rider

This rider allows you to increase your stated death benefit without providing evidence of insurability.

The insured person must be no more than age 60. Increases are limited in amount and timing. The maximum monthly charge for standard coverage under this rider is $0.55 per $1,000 of coverage depending on the insured person's age. The actual rates that apply to you may be lower and will be stated in your policy. You may not have both this rider and the guaranteed minimum death benefit rider.

This rider is not available with FirstLine II policies or with FirstLine policies issued on or after May 1, 1998.

### Additional Insured Rider

This rider provides death benefits upon the death of a named immediate family member. The insured person can be no older than age 85. You may add up to nine additional insured riders to your policy. We require proof of insurability for each person. Minimum coverage for each person is $10,000. Maximum coverage for all additional insured persons is five *times* your total stated death benefit. There is no defined premium for a given amount of additional insured rider coverage. Instead, we deduct a separate monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage(s) *multiplied* by the additional insured rider death benefit(s) in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue age(s), gender(s) and premium class(es) of the insured person(s), as well as the length of time since your policy date. Rates for this rider will not exceed the levels in the 1980 Commissioner's Standard Ordinary Sex and Smoker Distinct Mortality Table. ***See Cost of Insurance Charge, page 57.***

### Children's Insurance Rider

This rider allows you to add death benefit coverage on your children. You may cover children upon birth or legal adoption without presenting evidence of insurability to us. Each child must be at least 14 days old and no more than age 18. The primary insured person must be no less than age 15 and no more than age 55. Minimum coverage per child is $1,000 and maximum coverage is $10,000. The

monthly charge for this rider is $0.61 per $1,000 of rider coverage amount.

This rider is not available with FirstLine II policies.

**Waiver of Cost of Insurance Rider**

If the insured person becomes totally disabled while your policy is in force, this rider provides that we waive the monthly expense, cost of insurance and rider charges during the disability period. The insured person must be no less than age 10 and no more than age 55. The maximum monthly charge for standard coverage under this rider is $19.48 per $100 of rider coverage depending on the insured person's age. The actual rates that apply to you may be lower and will be stated in your policy. The cost of this rider is included as part of the monthly cost of insurance charge. ***See Cost of Insurance Charge, page 57.***

If you add this rider to your policy, you may not add the waiver of specified premium rider. This rider is not available if your policy is issued based on guaranteed issue underwriting.

**Waiver of Specified Premium Rider**

If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period, we credit a specified premium amount monthly to your policy during the disability period. Subject to our underwriting, you specify this amount on the application for the policy. The insured person must be no less than age 10 and no more than age 55. The minimum coverage under this rider is $25 monthly. The maximum monthly charge for standard coverage under this rider is $12.70 per $100 of rider coverage depending on the insured person's age. If your policy is a guaranteed issue policy, the maximum monthly charge for standard coverage under this rider is $25.40 per $100 of coverage depending on the insured person's age. The actual rates that apply to you may be lower and will be stated in your policy. This rider is not available if your FirstLine policy is issued based on underwriting.

A policy may contain either the Waiver of Cost of Insurance Rider or the Waiver of Specified Premium Rider, but not both.

## *Special Features*

**Designated Deduction Option**

You may designate one investment option from which we will deduct your monthly charges. You may make this designation at any time. You may not use the loan division as your designated deduction option.

If you do not elect a designated deduction investment option or the amount in your designated deduction investment option is not enough to cover the monthly charges, then your monthly charges are taken from the variable investment options and guaranteed interest division in the same proportion that your account value in each has to your total net account value on the monthly processing date.

**Right to Change Policy**

During the first 24 months after your policy date, you have the right to permanently change your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will transfer the amount you have in the variable investment options to the guaranteed interest division and allocate all future net premium to the guaranteed interest division. We do not allow future payments or transfers to the variable investment options after you exercise this right. We do not charge for this change. ***See Guaranteed Interest Division, page 23.***

**Policy Maturity**

You may surrender your policy at any time. If, at the policy anniversary nearest the insured person's 100th birthday, you do not want the continuation of coverage feature, you should surrender the policy for the net account value and end coverage. Part of this payment may be taxable. You should consult your tax adviser.

**Continuation of Coverage**

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the insured person's

100<sup>th</sup> birthday, unless prohibited by state law.  If you do not surrender your policy before this date, on this date we:

- convert target death benefit to stated death benefit.
- convert death benefit option 2 and option 3 (available only under certain FirstLine policies) to death benefit option 1, if applicable.
- terminate all riders.
- transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division.
- terminate dollar cost averaging and automatic rebalancing.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered.  However:

- we accept no further premium payments;
- your monthly charges cease;
- we deduct no further charges except transaction fees, if applicable; and
- loan interest continues to accrue.

You may not make transfers into the variable investment options during the continuation of coverage period but you may take a policy loan or partial withdrawals.  If we pay a persistency refund on the guaranteed interest division, it will be credited to your policy.  ***See Persistency Refund, page 39.***

If you have an outstanding policy loan, interest continues to accrue.  If you fail to make sufficient loan or loan interest payments, it is possible that the loan balance *plus* accrued interest may become greater than your account value and cause your policy to lapse.  To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net account value.  There is no surrender charge during this period.  All other normal consequences of surrender apply.  ***See Surrender, page 49.***

The continuation of coverage feature is not available in all states.  If a state has approved this feature, it is

an automatic feature and you do not need to take any action to activate it.  In certain states the death benefit during the continuation of coverage period is the account value.  Contact your agent/registered representative or our customer service center to find out if this feature is available in your state and which type of death benefit applies in your state.

**The tax consequences of coverage continuing beyond the insured person's 100<sup>th</sup> birthday are uncertain.  You should consult a tax adviser as to those consequences.**  ***See Continuation of Policy beyond Age 100, page 64.***

## *Persistency Refund*

Where state law permits, we pay long-term policy owners a persistency refund.  Each month your policy remains in force after your tenth policy anniversary, we credit your account value with a refund of 0.04167% of account value for FirstLine policies and 0.05% of account value for FirstLine II policies.  This refund is 0.5% of your account value on an annual basis for FirstLine policies and 0.6% of your account value on an annual basis for FirstLine II policies.

For FirstLine II policies, we do not guarantee that we will pay a persistency refund on the guaranteed interest division.  If we do, however, we will pay it even if your policy is in the continuation of coverage period.

We add the persistency refund to the variable investment options and guaranteed interest division, but not the loan division, in the same proportion that your account value in each investment option has to your net account value as of the monthly processing date.

Here are two examples of how the persistency refund may affect your account value:

**Example 1: Your FirstLine II policy has no loan:**

- account value = $10,000 (all in the variable investment options)
- monthly persistency refund rate = .0005
- persistency refund = 10,000 x .0005 = $5.00

| | Value Before Persistency Refund | Value After Persistency Refund |
|---|---|---|
| Variable Investment Options | $10,000.00 | $10,005.00 |

**Example 1: Your FirstLine policy has no loan:**
- account value = $10,000 (all in the variable investment options)
- monthly persistency refund rate = .0004167
- persistency refund = 10,000 x 0004167 = $4.17

| | Value Before Persistency Refund | Value After Persistency Refund |
|---|---|---|
| Variable Investment Options | $10,000.00 | $10,004.17 |

**Example 2: Your FirstLine II policy *does have a loan*:**
- account value = $10,000
- account value in the variable investment options = $6,000
- account value in the loan division = $4,000
- monthly persistency refund rate = .0005
- persistency refund = 10,000 x .0005 = $5.00

| | Value Before Persistency Refund | Value After Persistency Refund |
|---|---|---|
| Variable Investment Options | $6,000.00 | $6,005.00 |
| Loan | $4,000.00 | $4,000.00 |

**Example 2: Your FirstLine policy *does have a loan*:**
- account value = $10,000
- account value in the variable investment options = $6,000
- account value in the loan division = $4,000

- monthly persistency refund rate = .0004167
- persistency refund = 10,000 x .0004167 = $4.17

| | Value Before Persistency Refund | Value After Persistency Refund |
|---|---|---|
| Variable Investment Options | $6,000.00 | $6,004.17 |
| Loan | $4,000.00 | $4,000.00 |

## *Policy Values*

### Account Value

Your account value is the total amount you have in the guaranteed interest division, the variable investment options and the loan division. Your account value reflects:
- net premium applied.
- charges deducted.
- partial withdrawals taken.
- investment performance of the investment portfolios.
- interest earned on the guaranteed interest division.
- interest earned on the loan division.

### Net Account Value

Your policy's net account value is your account value *minus* the amount of your outstanding policy loan and accrued loan interest, if any.

### Cash Surrender Value

Your cash surrender value is your account value *minus* any surrender charge due.

### Net Cash Surrender Value

Your net cash surrender value is your cash surrender value *minus* the amount of your outstanding policy loan and accrued loan interest, if any.

## Determining Values in the Variable Investment Options

The amounts in the variable investment options are measured by accumulation units and accumulation unit values. The value of each variable investment option is the accumulation unit value for that option *multiplied* by the number of accumulation units you own in that option. Each variable investment option has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying investment portfolio. It reflects:
- investment income
- realized and unrealized gains and losses
- investment portfolio expenses
- daily mortality and expense risk charges.
- taxes, if any.

A valuation date is one on which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. Valuation dates are each day the New York Stock Exchange ("NYSE") and the company's customer service center are open for business, except for days on which an investment portfolio does not value its shares or any other day as required by law. Each valuation date ends at 4:00 p.m. Eastern time. Our customer service center may not be open on major holidays.

You purchase accumulation units when you allocate premium or make transfers to a variable investment option, including transfers from the loan division.

We redeem accumulation units:
- when amounts are transferred from a variable investment option (including transfers to the loan division).
- for the monthly deductions from your account value.
- for policy transaction fees.
- for surrender charges.
- when you take a partial withdrawal.
- if you surrender your policy.
- to pay the death proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the variable investment option calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We take monthly deductions from your account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment options goes up or down depending on investment performance of the corresponding investment portfolios.

***For amounts in the variable investment options, there is no guaranteed minimum value.***

### How We Calculate Accumulation Unit Values

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that, the accumulation unit value on any valuation date is:
- the accumulation unit value for the preceding valuation date *multiplied* by
- the variable investment option's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:

- We take the net asset value of the underlying investment portfolio shares as reported to us by the investment portfolio managers as of the close of business on that valuation date.
- We add dividends or capital gain distributions declared and reinvested by the investment portfolio during the current valuation period.
- We subtract a charge for taxes, if applicable.
- We divide the resulting amount by the net asset value of the shares of the underlying investment portfolio at the close of business on the previous valuation date.
- We then subtract the mortality and expense risk charge. The daily charge is .002055% (.75% annually) of the accumulation unit value. If the previous day was not a valuation date, this charge is multiplied by the number of days since the last valuation date.

## *Transfer of Account Value*

You generally may make transfers of your account value among the variable investment options and the guaranteed interest division. If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends.

Currently, we do not limit your number of transfers, but we reserve the right to do so if we determine the trading within your policy is excessive. You may not make transfers during the continuation of coverage period. ***See Excessive Trading, page 42, and Continuation of Coverage, page 38.***

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. You may fax your request to us. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request.

Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing.

Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one investment option or be transferred to one investment option as long as the total amount you transfer is at least $100. However, if the amount remaining in an investment option is less than $100 and you make a transfer request, we transfer the entire amount.

**Excessive Trading**

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses through:

- increased trading and transaction costs
- forced and unplanned portfolio turnover
- lost opportunity costs
- large asset swings that decrease the investment portfolio's ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers and impose a fee for each future transfer of up to $25. We will take such actions when we determine, in our sole discretion, that transfers are harmful to the investment portfolios or to policyowners as a whole.

**Guaranteed Interest Division Transfers**

Transfers into the guaranteed interest division are not restricted.

You may transfer amounts from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days *before* your policy anniversary will occur on your policy anniversary. A request received by us within 30 days *after* your policy anniversary is effective on the valuation date we receive it. Transfer requests made at any other time will not be processed. The minimum amount you may transfer is $100.

Transfers from the guaranteed interest division in each policy year are limited to the largest of:

- 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year; or
- the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
- $100.

## *Dollar Cost Averaging*

If your policy has at least $10,000 invested in the Fidelity VIP Money Market Portfolio, you may elect dollar cost averaging. There is no charge for this feature.

**Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.**

The main goal of dollar cost averaging is to help protect your policy values from short-term price changes. This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of a portfolio's shares is high. It also reduces the risk of investing too little when the price of a portfolio's shares is low. Since you transfer the same dollar amount to the variable investment options each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

With dollar cost averaging, you designate either a dollar amount or a percentage of your account value to be automatically transferred at regular intervals from the Fidelity VIP Money Market Portfolio to one or more other variable investment options. Fractional percentages, stated to the nearest tenth, are permitted. You may not use the guaranteed interest division or the loan division in dollar cost averaging.

The minimum percentage you may transfer to one investment option is 1% of the total amount you transfer. You must transfer at least $100 on each dollar cost averaging transfer date.

Dollar cost averaging may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly on the monthly processing date.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source portfolio cannot be included in your automatic rebalancing program.

### Changing Dollar Cost Averaging

If you have telephone privileges, you may change the program by telephoning our customer service center or you may fax your request to us. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing. ***See Telephone Privileges, page 52.***

### Terminating Dollar Cost Averaging

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least one day before the next dollar cost averaging date.

Dollar cost averaging will terminate on the date:

- you specify.
- your balance in the source portfolio reaches a dollar amount you set.
- the amount in the source portfolio is equal to or less than the amount to be transferred. We will transfer the remaining amount and dollar cost averaging ends.

## *Automatic Rebalancing*

Automatic rebalancing is a method of maintaining a consistent approach to investing account values over time and simplifying the process of asset allocation among your chosen investment options. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation. You may select allocation percentages stated to the nearest tenth. After the transfer, the ratio of your account value in each investment option to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage you set for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This mismatch can happen if an investment option outperforms the other investment options for that time period.

You may choose automatic rebalancing on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source portfolio for your dollar cost averaging cannot be included in your automatic rebalancing program. You may not include the loan division.

### Changing Automatic Rebalancing

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you

reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. *See Transfer of Account Value, page 42.*

If you have the guaranteed minimum death benefit and you ask for an automatic rebalancing allocation which does not meet the guaranteed minimum death benefit diversification requirements, we will notify you and ask you for revised instructions. *See Guaranteed Minimum Death Benefit, page 34.*

### Terminating Automatic Rebalancing

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least one day before the next automatic rebalancing date.

If you have the guaranteed minimum death benefit and you terminate automatic rebalancing, you still must meet the account value diversification requirements for the guarantee period to continue. *See Guaranteed Minimum Death Benefit, page 34.*

## *Policy Loans*

You may borrow from your policy at any time after the first monthly processing date, by using your policy as security for a loan, or as otherwise required by law. The amount you borrow (policy loan) is:
- the total amount you borrow from your policy; *plus*
- policy loan interest that is capitalized when due; *minus*
- policy loan or interest repayments you make.

Unless law requires differently, a new policy loan must be at least $100. The maximum amount you may borrow on any valuation date, unless required differently by law, is your net cash surrender value *minus* the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

Your request for a policy loan must be directed to our customer service center.  If you have telephone privileges, you may request a policy loan for less than $25,000 by telephone or fax.  Telephone and facsimile transactions may not always be available.  Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may delay or prevent our processing of your request.  Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.  If you are experiencing problems, you should make your transaction request in writing.  ***See Telephone Privileges, page 52.***

When you request a loan you may specify the investment options from which the loan will be taken.  If you do not specify the investment options, the loan will be taken proportionately from each active investment option you have, including the guaranteed interest division.

Currently, loan interest charges on your policy loan accrue daily at an annual interest rate of 3.75% for FirstLine policies and 4.75% for FirstLine II policies.  Interest is due in arrears on each policy anniversary.  If you do not pay it when due, we add it to your policy loan balance.

When you take a policy loan, we transfer an amount equal to your policy loan to the loan division.  We follow this same process for loan interest due at your policy anniversary.  The loan division is part of our general account specifically designed to hold collateral for policy loans and interest.  We credit the loan division with interest at an annual rate of 3% for FirstLine policies and 4% for FirstLine II policies.

If you request an additional loan, we add the new loan amount to your existing policy loan.  This way, there is only one loan outstanding on your policy at any time.

**Loan Repayment**

You may repay your policy loan at any time.  We assume that payments you make, other than scheduled premium payments, are policy loan repayments.  You must tell us if you want payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the loan division to the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

**Effects of a Policy Loan**

Taking a loan decreases the amount you have in the investment options.  Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value.  The benefits under your policy may be affected.

The loan is a first lien on your policy.  If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death proceeds or the cash surrender value when payable.

A policy loan may affect the guaranteed minimum death benefit feature and the length of time your policy remains in force.  If you do not make loan payments your policy could lapse.  Policy loans may cause your policy to lapse if your cash surrender value *minus* policy loan amounts and accrued loan interest is not enough to pay your deductions each month.  ***See Lapse, page 47.***

Policy loans may have tax consequences.  If your policy lapses with a loan outstanding, you may have further tax consequences.  ***See Distributions Other than Death Benefits, page 63.***

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue.

## *Partial Withdrawals*

You may request a partial withdrawal to be processed on any valuation date after your first policy anniversary by contacting our customer service center.  If your policy qualifies as being "in corridor" you may make partial withdrawals prior to your first anniversary.

A policy is "in corridor" if:

- under death benefit option 1, your account value *multiplied* by the appropriate factor from Appendix A or B is greater than your stated death benefit.
- under death benefit option 2, your account value *multiplied* by the appropriate factor from Appendix A or B is greater than your stated death benefit *plus* your account value.
- under death benefit option 3 (available only under certain FirstLine policies), your account value *multiplied* by the appropriate factor from Appendix A or B is greater than your stated death benefit *plus* the sum of your premium payments *minus* partial withdrawals.

You make a partial withdrawal by withdrawing part of your net cash surrender value. If your request is by telephone or fax, it must be for less than $25,000 and may not cause a decrease in your death benefit. Otherwise, your request must be in writing. Telephone and facsimile transactions may not always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transaction request in writing. ***See Telephone Privileges, page 52.***

You may take up to twelve partial withdrawals per policy year. The minimum partial withdrawal you may take is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net cash surrender value. The maximum withdrawal from an "in corridor" policy prior to the first policy anniversary is limited to the amount that would cause your policy to no longer qualify as "in corridor." If you request a withdrawal of more than this maximum, we require you to surrender your policy or reduce the withdrawal.

When you take a partial withdrawal, we deduct your withdrawal amount *plus* a partial withdrawal fee from your account value. We may deduct a surrender charge from your account value if your

partial withdrawal causes a reduction in your stated death benefit. ***See Charges and Deductions, page 56.***

Partial withdrawals do not reduce the stated death benefit if your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws and if you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. ***See Tax Status of the Policy, page 62.***

We require a minimum death benefit to issue your policy. You are not allowed to take a partial withdrawal if it reduces your death benefit below this minimum.

When you request a partial withdrawal you may specify the investment options from which the partial withdrawal will be taken. If you do not specify one, we will take a partial withdrawal from the guaranteed interest division and the variable investment options in the same proportion that each has to your net account value immediately before your withdrawal. If you select the guaranteed interest division, however, the amount withdrawn from it may not be for more than your total withdrawal *multiplied* by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal.

Partial withdrawals may have adverse tax consequences. ***See Distributions Other than Death Benefits, page 63.***

**Partial Withdrawals under Death Benefit Option 1**

If you selected death benefit option 1, it is your first partial withdrawal of the policy year, no more than fifteen years have passed since your policy date and the insured person is not yet age 81, then you may make a partial withdrawal of up to the greater of 10% of your account value or 5% of your stated death benefit without decreasing your stated death benefit.

Otherwise, amounts withdrawn in excess of the greater of 10% of your account value or 5% of your stated death benefit will reduce your stated death benefit by the amount of the withdrawal and may be subject to a surrender charge, unless your policy death benefit has been increased to meet the federal income tax definition of life insurance. Then at least part of your partial withdrawal may be taken without reducing your stated death benefit.

**Partial Withdrawals under Death Benefit Option 2**

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated or target death benefit. However because your account value is reduced, we reduce the total death benefit by at least the partial withdrawal amount.

**Partial Withdrawals under Death Benefit Option 3**

If you have selected death benefit option 3 (available only under certain FirstLine policies) and your partial withdrawal is less than the total premium we have received *minus* the total of your partial withdrawals, then your stated death benefit will not be reduced. However because your account value is reduced, your total death benefit is reduced.

Under death benefit option 3, a partial withdrawal will reduce the stated death benefit by the amount of the partial withdrawal in excess of the total premium we have received *minus* the total of your partial withdrawals.

If a partial withdrawal reduces the stated death benefit, the target death benefit for the current year and all future years will be reduced by an amount equal to the reduction in the stated death benefit.

If your partial withdrawal is more than the total premium we have received *minus* the total of your prior partial withdrawals, a two step process is used:

1. Your withdrawal of the amount that makes premium received *minus* all partial withdrawals equal to zero is taken; then

2. The excess withdrawal amount you requested will reduce your stated death benefit if:
   • the excess amount is greater than 10%

of your account value after step "1" above; or
   • the excess amount is greater than 5% of your stated death benefit.

A reduction in the stated death benefit as a result of partial withdrawal will be pro-rated among the existing death benefit segments, unless state law requires otherwise. Target premium will be adjusted for the reduced stated death benefit.

## *Lapse*

Your insurance coverage continues as long as your net cash surrender value is enough to pay your deductions each month. Lapse does not apply if either the guaranteed minimum death benefit feature or the special continuation period is in effect and you have met all requirements. ***See Special Continuation Period, page 27, and Guaranteed Minimum Death Benefit, page 34.***

If you have an outstanding policy loan, your policy will lapse if the loan *plus* accrued interest is more than your account value. Thus, during the continuation of coverage period, the policy could lapse if there is an outstanding policy loan even though there are no further monthly deductions.

**Grace Period**

Your policy enters a 61-day lapse grace period if, on a monthly processing date your net cash surrender value is zero (or less); the three-year special continuation period has expired, or you have not paid the required special continuation period premium; and you do not have the guaranteed minimum death benefit or it has expired or terminated.

We notify you that your policy is in a grace period at least 30 days before it ends. We send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally is the past due charges, *plus* your estimated monthly policy and rider deductions for the next two months. If the insured person dies during the grace period we do pay death proceeds to

your beneficiaries with reductions for your policy loan balance, accrued loan interest and monthly deductions owed.

For FirstLine II policies, no lapse notice will be sent to you if the guaranteed minimum death benefit is going to lapse. For FirstLine policies, we will send you a lapse notice if the guaranteed minimum death benefit is going to lapse.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we deduct the overdue amounts from your account balance.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining account balance from the variable investment options and guaranteed interest division. We deduct amounts you owe us including surrender charges and inform you that your coverage has ended.

**If You Have the Guaranteed Minimum Death Benefit in Effect**

After the special continuation period has ended and if the guaranteed minimum death benefit is in effect, your policy's stated death benefit will not lapse during the guarantee period. This is true even if your net cash surrender value is not enough to cover the deductions from your account value on your monthly processing date. ***See Guaranteed Minimum Death Benefit, page 34.***

## Lapse Summary

| Special Continuation Period | | Guaranteed Minimum Death Benefit | |
|---|---|---|---|
| **If you meet the requirements** | **If you do not meet the requirements or it is no longer in effect** | **If you meet the requirements** | **If you do not meet the requirements or it is no longer in effect** |
| Your policy does not lapse if you do not have enough net cash surrender value to pay the monthly charges. The charges continue to be deducted and may cause a negative net cash surrender value during the special continuation period. At the end of the special continuation period, you must pay enough premium to bring the net cash surrender value to zero plus the amount that covers your estimated monthly charges for the following two months or your policy will lapse. | Your policy enters the grace period if your net cash surrender value is not enough to pay the monthly charges, or if your loan *plus* accrued loan interest is more than your cash surrender value. If you do not pay enough premium to cover the past due monthly charges and interest due *plus* the monthly charges and interest due through the end of the grace period, your policy lapses. | Your policy does not lapse if you do not have enough net cash surrender value to pay the monthly charges. However, if you have riders, they lapse after the grace period and only your base coverage remains in force. Charges for your base coverage are then deducted each month to the extent that there is sufficient net account value to pay them. If there is not sufficient net account value to pay a charge, it is permanently waived. | Your policy enters the grace period if your net cash surrender value is not enough to pay the monthly charges, or if your loan *plus* accrued loan interest is more than your cash surrender value. If you do not pay enough premium to cover the past due monthly charges and interest due *plus* the monthly charges and interest due through the end of the grace period, your policy lapses. |

## Reinstatement

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and its riders (other than the guaranteed minimum death benefit) within five years of the end of the grace period.

Unless state law requires differently, we will reinstate your policy and riders if:
- you are the owner and have not surrendered your policy
- you provide satisfactory evidence that the insured person (including those under your riders) is still insurable according to our normal rules of underwriting
- we receive enough premium to keep your policy and riders in force from the beginning to the end of the grace period and for two months after the reinstatement date.

Reinstatement is effective on the monthly processing date following our approval of your reinstatement application. When we reinstate your policy, we reinstate the surrender charges for the amount and time remaining when your policy lapsed. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges at the time of reinstatement are adjusted to reflect the time since the lapse.

We apply net premium received after reinstatement according to your most recent instructions which may be those in effect at the start of the grace period.

A policy that is reinstated more than 90 days after lapsing will be classified as a modified endowment contract for tax purposes. *See Modified Endowment Contracts, page 63.*

## Surrender

You may surrender your policy for its net cash surrender value any time after the free look period while the insured person is alive. You may take your net cash surrender value in other than one payment.

We compute your net cash surrender value as of the valuation date we receive your written surrender

request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy. *See Policy Values, page 40, and Settlement Provisions, page 53.*

If you surrender your policy during the first fourteen policy or segment years we deduct a surrender charge from your net account value. If you surrender your policy during the early years, you may have little or no net cash surrender value. *See Surrender Charge, page 58.*

We do not pro-rate or add back to your account value charges or expenses which we deducted before your surrender.

Surrender of your policy may have adverse tax consequences. *See Distributions Other than Death Benefits, page 63.*

## General Policy Provisions

### Free Look Period

You have the right to examine your policy and return it (for any reason) to us within the period shown in the policy. The right to examine your policy (also called free look period) starts on the date you receive it. If you return your policy to us within your state's specified time limit, we cancel it as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined by law. Generally, there are two types of free look refunds:
- some states require a return of all premium we receive.
- other states require payment of account value plus a refund of all charges deducted.

Your policy will specify what type of free look refund applies in your state. The type of free look refund will affect when premium we receive before the end of the free look period is allocated into the variable investment options. *See Allocation of Net Premium, page 27.*

**Your Policy**

The contract between you and us is the combination of:
- your policy (or certificate)
- a copy of your original application and applications for benefit increases or decreases
- your riders
- endorsements
- policy schedule pages
- reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

**Guaranteed Issue**

We may offer policies on a guaranteed issue basis for certain individuals, groups or sponsored arrangements. We issue these policies up to a preset face amount with reduced evidence of insurability. Guaranteed issue policies carry a different mortality risk compared with policies that are fully underwritten, and we may charge different cost of insurance rates for guaranteed issue policies. The cost of insurance rates under these circumstances may depend on the:
- issue age of the insured person or people
- risk class of the insured person or people
- size of the group, if any
- total premium the person or group pays.

Generally, most guaranteed issued policies have higher overall charges for insurance than a similar underwritten policy issued in the standard tobacco non-user or standard tobacco user class. This means that the insured person in a group or sponsored arrangement could get individual, fully underwritten insurance coverage at a lower overall cost.

**Age**

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person generally should be no older than age 85. The minimum age to issue a policy for tobacco users is age 15. For guaranteed issue policies, the maximum issue age generally is 70.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

**Ownership**

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

**Beneficiaries**

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receives the death proceeds. Other surviving beneficiaries receive death proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death proceeds equally, unless you specify otherwise. If none of

your policy beneficiaries has survived the insured person, we pay the death proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences.** *See Other, page 65.*

## Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences.** *See Other, page 65.*

## Incontestability

After your policy has been in force and the insured person is alive for two years from your policy date, and from the effective date of any new segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

## Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

## Suicide

If the insured person commits suicide (while sane or insane), within two years of your policy date, unless

otherwise required by law, we limit death proceeds to:
- the total premium we receive to the time of death; *minus*
- outstanding policy loan and accrued loan interest; *minus*
- partial withdrawals taken.

We make a limited payment to the beneficiaries for a new segment or other increase if the insured person commits suicide (while sane or insane), within two years of the effective date of a new segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and monthly expense charges which were deducted for the increase.

## Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- death proceeds
- net cash surrender value
- partial withdrawals
- loan proceeds.

We may delay processing these transactions if:
- the NYSE is closed for trading
- trading on the NYSE is restricted by the SEC
- there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of an investment option's assets
- a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the insured person's death. The death proceeds are not affected by subsequent changes in the value of the variable investment options.

---

We may delay payment from our guaranteed interest division for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

**Notification and Claims Procedures**

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

**Telephone Privileges**

If your policy was delivered on or after May 1, 1999, telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. If your policy was delivered before May 1, 1999, you may choose telephone privileges by completing our customer service form and returning it to our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
- make transfers.
- change premium allocations.
- change your dollar cost averaging and automatic rebalancing programs.
- request partial withdrawals.
- request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- requiring some form of personal identification
- providing written confirmation of any transactions
- tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

**Non-participation**

Your policy does not participate in the surplus earnings of ING Security Life.

**Distribution of the Policies**

The principal underwriter (distributor) for our policies is ING America Equities, Inc., an affiliate and a wholly owned subsidiary of ING Security Life. It is registered as a broker/dealer with the SEC and the NASD. We pay ING America Equities, Inc., under a distribution agreement.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. The affiliated broker/dealers may include:
- VESTAX Securities Corporation,
- Locust Street Securities, Inc.,
- Multi-Financial Securities Corporation,
- IFG Network Securities, Inc.,
- Financial Network Investment Corporation,
- Washington Square Securities, Inc.,
- Guaranty Brokerage Services, Inc.,
- ING Financial Advisers, LLC
- PrimeVest Financial Services, Inc.,
- Granite Investment Services, Inc.,
- Financial Northeastern Securities, Inc.,
- Aeltus Capital, Inc.,
- BancWest Investment Services, Inc.,
- Baring Investment Services, Inc.,
- Compulife Investor Services, Inc.,
- Directed Services, Inc.,

- ING Barings Corp.,
- ING Direct Funds Limited,
- ING DIRECT Securities, Inc.,
- ING Funds Distributor, Inc.,
- ING TT&S (U.S.) Securities, Inc.,
- Systematized Benefits Administrators, Inc.,
- United Variable Services, Inc.

All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who pay commissions to their agents/registered representatives who sell this policy.

The distribution allowance is up to 95% of the first target premium we receive. For premium we receive over your first target premium, the distribution allowance is paid at a significantly lower rate in all later years.

Although it varies by policy, we estimate the typical first-year compensation payable to a selling broker/dealer if a policy pays target premium to be $14 per $1,000 of death benefit.

Broker/dealers receive annual renewal payments (trails) of up to 0.10% of the average net account value at the beginning of the eleventh policy year or for FirstLine policies, after we receive more than the guideline single premium according to the federal income tax definition of life insurance.

We pay wholesaler fees and marketing and training allowances. We may provide repayments or make sponsor payments for broker/dealers to use in sales contests for their registered representatives. We do not hold contests directly based on sales of this product. We do hold training programs from time to time at our own expense. We pay dealer concessions, wholesaling fees, other allowances and the costs of all other incentives or training programs from our resources which include sales charges.

For sales of certain policies with reduced or waived charges, distribution allowances and renewal payments may be reduced or eliminated.

**Advertising Practices and Sales Literature**

We may use advertisements and sales literature to promote this product, including:
- articles on variable life insurance and other information published in business or financial publications
- indices or rankings of investment securities
- comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options and investment portfolios. Past performance is not indicative of future performance of the variable investment options or investment portfolios and is not reflective of the actual investment experience of policyowners.

We may feature certain variable investment options, the underlying investment portfolios and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

**Settlement Provisions**

You may elect to take your net cash surrender value in other than one lump sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be $2,000 or more.

**Option I:** Payouts for a Designated Period

**Option II:** Life Income with Payouts Guaranteed for a Designated Period

**Option III:** Hold at Interest

**Option IV:** Payouts of a Designated Amount

**Option V:** Other Options We Offer at the Time We Pay the Benefit

If none of these settlement options have been elected, your net cash surrender value or the death benefit proceeds will be paid in one lump sum payment. Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which can be accessed through the use of a checking account provided to the beneficiaries. Interest earned on this account may be less than interest paid on other settlement options.

## *Administrative Information About the Policy*

### Voting Privileges

We invest the variable investment options' assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the investment portfolio's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio share has the right to one vote. The votes of all investment portfolio shares are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by-portfolio vote are changes in the fundamental investment policy of a particular investment portfolio or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to those in which you have invested assets as of the record date set by the investment portfolio's Board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each variable investment option for your policy by dividing your account value in that option by the net asset value of one share of the matching investment portfolio.

### Material Conflicts

We are required to track events to identify material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The Boards of the investment portfolios, ING Security Life, and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:

- state insurance law or federal income tax law changes
- investment management of an investment portfolio changes
- voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general or between certain classes of owners; and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require it, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in our next semi-annual report to owners.

Under the 1940 Act, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options, but not credited to policies in the same proportion as votes cast by owners.

**Right to Change Operations**

Subject to state and federal law limitations and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our separate account with respect to some or all classes of policies:
- Change the investment objective.
- Offer additional variable investment options which will invest in investment portfolios we find appropriate for policies we issue.
- Eliminate variable investment options.
- Combine two or more variable investment options.
- Substitute a new investment portfolio for a portfolio in which a variable investment option currently invests. A substitution may become necessary if, in our judgment:
  » an investment portfolio no longer suits the purposes of your policy
  » there is a change in laws or regulations
  » there is a change in an investment portfolio's investment objectives or restrictions
  » the investment portfolio is no longer available for investment
  » another reason we deem a substitution is appropriate

In the case of a substitution, the new investment portfolio may have different fees and charges than the investment portfolio it replaced.
- Transfer assets related to your policy class to another separate account.
- Withdraw the separate account from registration under the 1940 Act.
- Operate the separate account as a management investment company under the 1940 Act.
- Cause one or more variable investment options to invest in a mutual fund other than, or in addition to, the investment portfolios.
- Stop selling these policies.
- End any employer or plan trustee agreement with us under the agreement's terms.
- Limit or eliminate any voting rights for the separate account.
- Make any changes required by the 1940 Act or its rules or regulations.
- Close an investment option to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected investment option to another variable investment option or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

**Reports to Owners**

At the end of each policy year we send a report to you that shows:
- your total net policy death benefit (your stated death benefit *plus* adjustable term insurance rider death benefit, if any)
- your account value
- your policy loan, if any, *plus* accrued interest
- your net cash surrender value
- your account transactions during the policy year showing net premium, transfers, deductions, loan amounts and withdrawals.

We send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio.

---

We send confirmation notices to you throughout the year for certain policy transactions such as partial withdrawals and loans.

# CHARGES AND DEDUCTIONS

The amount of a charge may not correspond to the cost incurred by us to provide the service or benefit. For example, the sales charge may not cover all of our sales and distribution expenses. Some proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used to cover such expenses.

## *Premium Deductions*

We treat payments we receive as premium if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your payment, we add the remaining net premium to your policy.

### Tax Charges

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0% to 5%. We deduct 2.5% of each premium payment to cover these taxes. This rate approximates the average tax rate we expect to pay.

To cover our estimated costs for the federal income tax treatment of deferred acquisition costs we deduct 1.5% of each premium payment. This cost is determined solely by the amount of life insurance premium we receive.

We reserve the right to increase or decrease this charge for taxes if there are changes in the tax law, within limits set by state law. We also reserve the right to increase or decrease the charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

### Sales Charge

We deduct a percentage from each premium payment to help cover the costs of distribution, preparing our sales literature, promotional expenses and other direct and indirect expenses to sell the policy.

We base the percentage on the insured person's age when your policy or segment becomes effective.

| Policy or Segment Issue Age | Sales Charges Percentage |
|---|---|
| 0 - 49 | 2.25% |
| 50 - 59 | 3.25% |
| 60 - 85 | 4.25% |

To determine your applicable sales charge, premium payments we receive after an increase in stated death benefit are allocated to your death benefit segments in the same proportion as:

- For FirstLine policies, the guideline annual premium (defined by federal income tax law) for each segment bears to the total guideline annual premium for your stated death benefit.
- For FirstLine II policies, the target premium for each segment bears to the total target premium of your stated death benefit.

We may reduce or waive the sales charge for certain group or sponsored arrangements, or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 61.***

## *Daily Charge*

### Mortality and Expense Risk Charge

We deduct 0.002055% per day (0.75% annually) of the amount you have in the variable investment options for the mortality and expense risks we assume. This charge is deducted as part of the calculation of the daily unit values for the variable investment options and does not appear as a separate charge on your statement or confirmation.

The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and in operating the variable investment options are greater than the amount we estimated.

The mortality and expense risk charge does not apply to your account value in the guaranteed interest division or the loan division.

We may reduce or waive the mortality and expense risk charge for certain group or sponsored arrangements or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 61.***

## *Monthly Charges*

We deduct charges from your account value on each monthly processing date until the policy anniversary nearest the insured person's 100th birthday. You may designate one investment option from which we will deduct your monthly charges. You may make this designation at any time. You may not use the loan division as your designated deduction option.

If you do not choose a designated deduction investment option or the amount in your designated deduction investment option is not enough to cover the monthly charges, then your monthly charges are taken from the variable investment options and guaranteed interest division in the same proportion that your account value in each has to your total net account value on the monthly processing date.

### Policy Charge

The policy charge is $10 per month for the first three years of your policy.

This charge compensates us for such costs as:
- application processing.
- medical examinations.
- establishment of policy records.
- insurance underwriting costs.

We may reduce or waive the policy charge for certain group or sponsored arrangements or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 61.***

### Administrative Charge

For FirstLine Policies, we charge a per month administrative charge of $3 *plus* $0.0125 per $1,000 of the greater of the stated death benefit or the target death benefit. We limit this charge to $18 per month.

For FirstLine II policies, we charge a per month administrative charge of $3 *plus* $0.025 per $1,000 of the greater of the stated death benefit, or the target death benefit. We currently limit this charge to $33 per month.

This charge is designed to compensate us for ongoing costs such as:
- premium billing and collections
- claim processing
- policy transactions
- record keeping
- reporting and communications with policy owners
- other expenses and overhead.

We may reduce or waive the administrative charge for certain group or sponsored arrangements or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 61.***

### Cost of Insurance Charge

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

The cost of insurance charge is equal to our current monthly cost of insurance rate *multiplied* by the net amount at risk for each segment of your death benefit. We calculate the net amount at risk monthly, on the monthly processing date. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine your account value after we deduct your policy and rider charges due on that date other than cost of insurance charges.

If your base death benefit on a monthly processing date increases as a requirement of the federal income tax law definition of life insurance, the net amount at risk for your base death benefit for that month also increases. Because your target death benefit did not change, the net amount at risk for your adjustable term insurance rider decreases. The amount of your cost of insurance charge varies from month to month as a result of changes in your net amount at risk, changes in the death benefit and the increasing age of the insured person. We allocate the net amount at

risk to segments in the same proportion that each segment has to the total stated death benefit for all coverage as of the monthly processing date.

We base your current cost of insurance rates on the insured person's age, gender, policy duration, target death benefit and premium class on the policy and each segment date.

We apply unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to each segment of the base death benefit, and your riders.

The cost of insurance or rider charges for a class of insured persons may change from time to time. We base the new charge on changes in expectations about:
- investment earnings
- mortality
- the time policies remain in effect
- expenses
- taxes.

These rates are never more than the guaranteed maximum rates shown in your policy. The guaranteed maximum rates are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table.

The maximum rates for the initial and each new segment will be printed in your policy schedule pages.

There are no cost of insurance charges during the continuation of coverage period.

We may reduce or waive the cost of insurance charges for certain group or sponsored arrangements or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 61.***

**Rider Charges**

On each monthly processing date, we deduct the cost of your riders. Rider charges do not include those which are charged as a cost of insurance. ***See Riders, page 35.***

**Guaranteed Minimum Death Benefit Charge**

If you choose the guaranteed minimum death benefit feature, we currently charge (for FirstLine policies only) $0.005 per $1,000 of stated death benefit each month during the guarantee period. This charge is guaranteed never to be more than $0.01 per $1,000 of stated death benefit each month.

## *Transaction Fees*

We charge fees for certain transactions under your policy. You may choose any investment option or combination of investment options from which we will deduct these fees. Otherwise, we will deduct these fees from the variable investment options and guaranteed interest division in the same proportion that your account value in each has to your total net account value on the transaction date.

**Partial Withdrawal Fee**

We deduct a service fee of 2% of the requested partial withdrawal (but not more than $25) from your account value for each partial withdrawal. A surrender charge may also apply. ***See Partial Withdrawals, page 45.***

**Excess Illustration Fee**

We currently do not deduct a fee for policy illustrations. However, we reserve the right to assess a fee of $25 per illustration after the first in each policy year.

**Surrender Charge**

We deduct a surrender charge from your account value during the first fourteen years of your policy, or death benefit segment if you:
- surrender your policy
- reduce your stated death benefit
- allow your policy to lapse
- take a partial withdrawal which decreases your stated death benefit.

The surrender charge compensates us for issuing and distributing policies. We deduct surrender charges proportionately based on the account value in each investment option.

The surrender charge is made up of two parts:

1.  an administrative surrender charge, and

2.  a sales surrender charge.

**Administrative Surrender Charge**

The administrative surrender charges varies by age at policy issue. See the chart below. Once set, the administrative surrender charge remains level for the first seven years following the effective date of your policy and any new segment. These charges then decrease at the beginning of each following policy year by 12.5% of the amount in effect at the end of the seventh policy year. This continues until your surrender charge reaches zero at the beginning of your fifteenth policy year or the year when the insured person reaches age 98, whichever happens first.

The administrative surrender charge is a dollar amount (guaranteed not to exceed $6.50) for each $1,000 of the stated death benefit. We base this amount on the insured person's age on your policy date or on the date you add a new stated death benefit segment to your policy.

| Insured Person's Age | Administrative Surrender Charge Per $1,000 of Stated Death Benefit |
|---|---|
| 0 - 39 | $2.50 |
| 40 - 49 | $3.50 |
| 50 - 59 | $4.50 |
| 60 - 69 | $5.50 |
| 70 and above | $6.50 |

For example, if the stated death benefit is $100,000 and the insured person is age 40 on your policy date, your administrative surrender charge is $350.

During the first fourteen years of your policy your administrative surrender charge may decrease. This happens if you request a decrease in your stated death benefit or you take a partial withdrawal which causes your stated death benefit to decrease. Your administrative surrender charge decreases in the same proportion that your stated death benefit decreases. Under these circumstances we then deduct from your account value the amount by which your administrative surrender charge decreased.

We designed your administrative surrender charge to cover part of our administrative expenses for your policy, such as:
*   application processing;
*   establishing your policy records;
*   insurance underwriting; and
*   costs associated with developing and operating our systems to administer the policies.

**Sales Surrender Charge**

For FirstLine policies, we calculate the sales surrender charge for each segment by applying the premium you paid to each segment in the same proportion that the guideline annual premium for each segment (as defined by the federal income tax laws) has to the sum of the guideline annual premiums for all segments.

For FirstLine II policies, we calculate the sales surrender charge for each segment by applying the premium you paid to each segment in the same proportion that the target premium for each segment (as defined by the federal income tax laws) has to the sum of the target premiums for all segments.

The sales surrender charge is:

1.  25% of the total premium we receive up to your target premium for each segment without any substandard ratings (this is known as the base standard target premium); *plus*

2.  5% of the total premium we receive in the first seven policy years following the effective date of a segment in excess of the base standard target premium for that segment.

Your sales surrender charge is never greater than 50% of your base standard target premium. We do

not determine target premium on your scheduled premium. We determine target premium actuarially, based on the age and gender of the insured person. Your policy schedule shows the initial target premium for your policy and the target premium for any added segments. The schedule also shows the maximum sales surrender charge for your stated death benefit.

If your stated death benefit decreases, we reduce your target premium for each segment in the same proportion that we reduce your stated death benefit. We do not do this if the reduction is a result of a death benefit option change. In that case, we will provide you a new schedule page.

If your new target premium for each segment is *greater than or equal to* the premium we receive for that segment, then we reduce your future maximum sales surrender charge and we do not deduct a sales surrender charge from your account value.

If your new target premium for each segment is *less* than the sum of the premium we receive for that segment, we reduce the future maximum sales surrender charge and we deduct a sales surrender

charge from your account value equal to the difference between your sales surrender charge before the decrease and your sales surrender charge after the decrease. We recalculate your new sales surrender charge as if your new target premium was always in effect for that segment.

We reduce your future maximum sales surrender charge in the same proportion that we reduce your stated death benefit if:

1. You make a decrease to your stated death benefit more than seven years after your policy date; or

2. You make a partial withdrawal from your policy which reduces the stated death benefit and you make your request more than seven years after the date you added the additional segment.

**Example of Surrender Charge**

An example of the calculation of surrender charges follows:

**Assume the stated death benefit on your policy is $100,000 and the insured person is age 45 when we issue your policy. The target premium on your policy is $1,500 and we receive a $1,000 premium each policy year.**

| Policy Year | Administrative Surrender Charge | Sales Surrender Charge | Actual Surrender Charge |
|---|---|---|---|
| 1 | $350.00 | $250.00 | $600.00 |
| 2 | 350.00 | 400.00 | 750.00 |
| 3 | 350.00 | 450.00 | 800.00 |
| 4 | 350.00 | 500.00 | 850.00 |
| 5 | 350.00 | 550.00 | 900.00 |
| 6 | 350.00 | 600.00 | 950.00 |
| 7 | 350.00 | 650.00 | 1000.00 |
| 8 | 306.25 | 568.75 | 875.00 |
| 9 | 262.50 | 487.50 | 750.00 |
| 10 | 218.75 | 406.25 | 625.00 |
| 11 | 175.00 | 325.00 | 500.00 |
| 12 | 131.25 | 243.75 | 375.00 |
| 13 | 87.50 | 162.50 | 250.00 |
| 14 | 43.75 | 81.25 | 125.00 |
| 15 | 0.00 | 0.00 | 0.00 |

We may reduce or waive the surrender charge for certain group or sponsored arrangements, or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 61.***

**Other Charges**

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. So no charge is currently made for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.

## *Group or Sponsored Arrangements, or Corporate Purchasers*

Individuals, corporations or other institutions may purchase this policy. For group or sponsored arrangements (including employees and certain family members of employees of ING Security Life, its affiliates and appointed sales agents), corporate purchasers, or special exchange programs which we may offer from time to time, we may reduce or waive the:

- surrender charge
- length of time a surrender charge applies
- partial withdrawal fee
- administrative charge
- minimum death benefit
- minimum annual premium
- target premium
- sales charges
- cost of insurance charges
- other charges normally assessed.

We reduce or waive these items based on expected economies. Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors. We take all these factors into account when we reduce charges. A group or sponsored arrangement must meet certain requirements to qualify for reduced charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

Group arrangements include those in which there is a trustee, an employer or an association. The group may purchase multiple policies covering a group of individuals on a group basis or endorse a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Each sponsored arrangement or corporation may have different group premium payments and premium requirements.

We will not unfairly discriminate in any variation in the surrender charge, administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.

# TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

## *Tax Status of the Company*

The Company is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended. The separate account is not a separate entity from the company. Therefore, the separate account is not taxed separately as a "regulated investment company," but is taxed as part of the company. Investment income and realized capital gains attributable to the separate account are automatically applied to increase reserves under the policy. Because of this, under existing federal income tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the policies. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the separate account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in

our being taxed in income or gains attributable to the separate account, then we may impose a charge against the separate account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

## Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code Section 7702. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

Section 7702 provides that if one of two alternate tests is met, a policy will be treated as a life insurance policy for federal income tax purposes. These tests are referred to as the "cash value accumulation test" and the "guideline premium/cash value corridor test."

Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to account value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, sex and premium class at any point in time, multiplied by the account value. *See Appendix C, page 215, for a table of the Cash Value Accumulation Test factors.*

The guideline premium/cash value corridor test provides for a maximum premium in relation to the death benefit and a minimum "corridor" of death benefit in relation to account value. In most situations, the death benefit that results from the guideline premium/cash value corridor test will ultimately be less than the amount of death benefit required under the cash value accumulation test. *See Appendix B, page 214, for a table of the Guideline Premium/Cash Value Corridor Test factors.*

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. *See Tax Treatment of Policy Death Benefits, page 63.*

## Diversification and Investor Control Requirements

In addition to meeting the Code Section 7702 tests, Code Section 817(h) requires separate account investments, such as our separate account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable investment options' investment portfolios have represented that they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance policy, may be considered the owner for federal income tax purposes of the separate account assets used to support your policy. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "*indicia of ownership*" in those assets. "*Indicia of ownership*" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your

policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the separate account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. While we believe that the policy does not give you investment control over the assets of the separate account, we reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the separate account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

## Tax Treatment of Policy Death Benefits

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

## Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

## Multiple Policies

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.

## Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy account value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.

### Modified Endowment Contracts

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in

---

the policy will be equal to the difference between the policy's account value and the investment in the policy.

2. Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59 ½, (b) which are attributable to the taxpayer's becoming disabled (as defined in the Internal Revenue Code), or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

**Policies That Are Not Modified Endowment Contracts**

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

## *Investment in the Policy*

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free, and will be increased by the amount of taxable loan distributions under a modified endowment contract.

## *Policy Loans*

In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is canceled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

## *Accelerated Death Benefit Rider*

We believe that payments under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy. (***See Accelerated Death Benefit Rider, page 37***, for more information about this rider.) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

## *Continuation of Policy Beyond Age 100*

The tax consequences of continuing the policy beyond the policy anniversary nearest the insured person's 100th birthday are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the policy anniversary nearest the insured person's 100th birthday.

## Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.

## Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

## Possible Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

## Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

## Other

FirstLine policies are not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in section 4975(e)(1) of the Internal Revenue Code of 1986 or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use our policies in various other arrangements, including:
- qualified plans (FirstLine II policies only)
- non-qualified deferred compensation or salary continuance plans
- split dollar insurance plans
- executive bonus plans
- retiree medical benefit plans
- other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy

to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law.  The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

**You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.**

# ADDITIONAL INFORMATION

## *Directors and Principal Officers*

| Name and Address | Position with Company | Business Experience During Past 5 Years |
|---|---|---|
| Wayne R. Huneke* | Director and Chief Financial Officer | Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, Chief Financial Officer, President, Senior Executive Vice President, Senior Vice President, Vice President, and Treasurer. |
| P. Randall Lowery* | Director | Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, Executive Vice President, and General Manager and Chief Actuary. |
| Thomas J. McInerney** | Director | Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, President, and Chief Executive Officer. |
| Robert C. Salipante*** | Director and Chief Executive Officer | Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, Chairman, Vice Chairman, Chief Executive Officer, Chief Operating Officer, President, and Senior Vice President. |
| Mark A. Tullis* | Director | Has held several directorships and various executive officer positions with various affiliated companies within the ING organization since 1999, including positions as Director, President, Treasurer, and General Manager and Chief of Staff. Executive Vice President of Primerica from 1994 to 1999. |
| Chris D. Schreier* | President | Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, President, Vice President, Second Vice President, Treasurer, and Assistant Treasurer. |
| David S. Pendergrass* | Vice President and Treasurer | Has held several executive officer positions with various affiliated companies within the ING organization, including positions as Vice President and Treasurer. |
| David Wheat* | Chief Accounting Officer | Chief Accounting Officer of various affiliated companies within the ING organization since 2001. Partner of Ernst & Young LLP from 1999 to 2001. Office Managing Partner of Ernst & Young LLP from 1995-1999. |
| Paula Cludray-Engelke*** | Secretary | Has held various officer positions with various affiliated companies within the ING organization, including positions as Secretary, Assistant Secretary, Director of Individual Compliance, Director of Contracts Compliance and Special Benefits. |

Directors, officers and employees of the Company are covered by a blanket fidelity bond in an amount in excess of $60 million issued by Lloyds of London.

*The address of these Directors and Officers is 5780 Powers Ferry Road, NW, Atlanta, Georgia  30327-4390. These individuals may also be directors and/or officers of other affiliates of the Company.

**The address of this Director is 151 Farmington Avenue, Hartford, Connecticut 06156.  This individual may also be a director and/or an officer of other affiliates of the Company.

***The address of this Director and these Officers is 20 Washington Avenue South, Minneapolis, Minnesota  55401. These individuals may also be directors and/or officers of other affiliates of the Company.

Additional Information

## Regulation

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.

## Legal Matters

The legal matters in connection with the policy described in this prospectus and certain matters relating to federal securities laws have been passed on by Counsel of ING Security Life.

## Legal Proceedings

We are aware of no material legal proceedings pending which involve the separate account as a party or which would materially affect the separate account. The company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. Moreover, plaintiffs oftentimes seek to have cases certified as class actions. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the company's financial position or interfere with its operations.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.

## Experts

The statutory-basis financial statements of Security Life of Denver Insurance Company at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and the financial statements of the Security Life Separate Account L1 at December 31, 2001, and for each of the three years in the period then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by Lawrence D. Taylor, F.S.A., M.A.A.A., who is Senior Vice President of ING Security Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

## Registration Statement

We have filed a Registration Statement relating to the separate account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the 1933 Act, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.

# FINANCIAL STATEMENTS

The statutory-basis financial statements of Security Life of Denver Insurance Company ("ING Security Life") December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, are prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States, and start on page 71.

The financial statements included for the Security Life Separate Account L1 at December 31, 2001, and for each of the three years in the period then ended, are prepared in accordance with accounting principles generally accepted in the United States and represent those divisions that had commenced operations by that date.

The financial statements of ING Security Life, as well as the financial statements included for the Security Life Separate Account L1 referred to above have been audited by Ernst & Young LLP. The financial statements of ING Security Life should be distinguished from the financial statements of the Security Life Separate Account L1 and should be considered only as bearing upon the ability of ING Security Life to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the divisions of Security Life Separate Account L1.

Financial
Statements

[This page intentionally left blank.]

FINANCIAL STATEMENTS — STATUTORY BASIS
Security Life of Denver Insurance Company
*Years ended December 31, 2001, 2000 and 1999*
*with Report of Independent Auditors*

Financial
Statements

Security Life of Denver Insurance Company

Financial Statements - Statutory Basis

December 31, 2001, 2000 and 1999

## Contents

# Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2001 and 2000, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Security Life of Denver Insurance Company at December 31, 2001 and 2000 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2001.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Colorado Division of Insurance.


March 29, 2002

---

# Security Life of Denver Insurance Company

## Balance Sheets—Statutory Basis

|  | December 31 | |
|---|---|---|
|  | **2001** | **2000** |
|  | *(In Thousands)* | |
| **Admitted assets** | | |
| Cash and invested assets: | | |
| Bonds | **$ 7,275,493** | $4,573,658 |
| Preferred stocks | **18,863** | 13,524 |
| Common stocks | **38,083** | 15,483 |
| Subsidiaries | **84,348** | 85,324 |
| Mortgage loans | **2,208,583** | 1,672,169 |
| Real estate, less accumulated depreciation (2001-$11,684; 2000-$10,961) | **33,471** | 34,066 |
| Policy loans | **1,124,108** | 992,911 |
| Other invested assets | **51,647** | 42,926 |
| Cash and short-term investments | **387,540** | 203,664 |
| Total cash and invested assets | **11,222,136** | 7,633,725 |
| | | |
| Deferred and uncollected premiums, less loading (2001-$2,115; 2000-$1,814) | **168,472** | 135,041 |
| Accrued investment income | **137,243** | 95,887 |
| Reinsurance balances recoverable | **38,388** | 54,559 |
| Data processing equipment, less accumulated depreciation (2001-$1,390; 2000-$1,340) | **56** | 216 |
| Indebtedness from related parties | **21,528** | 69,338 |
| Federal income taxes (including net admitted deferred tax assets of $43,768) | **79,192** | 32,108 |
| Separate account assets | **903,086** | 799,966 |
| Other assets | **13,751** | 14,902 |
| | | |
| Total admitted assets | **$12,583,852** | $8,835,742 |

|                                              | **2001**        | **2000**       |
|----------------------------------------------|-----------------|----------------|
|                                              | *(In Thousands, except share amounts)* | |
| **Liabilities and capital and surplus**      |                 |                |
| Liabilities:                                 |                 |                |
| Policy and contract liabilities:             |                 |                |
| Life and annuity reserves                    | **$ 6,393,435** | $5,247,418     |
| Accident and health reserves                 | **23**          | 23             |
| Guaranteed investment contracts              | **–**           | 1,685,391      |
| Deposit type contracts                       | **3,790,181**   | –              |
| Policyholders' funds                         | **56,820**      | 71,669         |
| Dividends left on deposit                    | **9,215**       | 8,748          |
| Dividends payable                            | **4,065**       | 2,755          |
| Unpaid claims                                | **208,679**     | 182,051        |
| Total policy and contract liabilities        | **10,462,418**  | 7,198,055      |
|                                              |                 |                |
| Accounts payable and accrued expenses        | **171,041**     | 126,512        |
| Reinsurance balances due                     | **15,007**      | 15,520         |
| Indebtedness to related parties              | **5,441**       | 8,016          |
| Contingency reserve                          | **18,758**      | 20,449         |
| Asset valuation reserve                      | **58,531**      | 52,125         |
| Borrowed money                               | **129,381**     | 127,993        |
| Other liabilities                            | **149,661**     | (4,226)        |
| Separate account liabilities                 | **903,086**     | 799,966        |
| Total liabilities                            | **11,913,324**  | 8,344,410      |
|                                              |                 |                |
| Commitments and contingencies                |                 |                |
|                                              |                 |                |
| Capital and surplus:                         |                 |                |
| Common stock, $20,000 par value:             |                 |                |
| Authorized - 149 shares                      |                 |                |
| Issued and outstanding - 144 shares          | **2,880**       | 2,880          |
| Surplus notes                                | **165,032**     | 184,259        |
| Paid-in and contributed surplus              | **572,634**     | 435,562        |
| Unassigned deficit                           | **(70,018)**    | (131,369)      |
| Total capital and surplus                    | **670,528**     | 491,332        |
| Total liabilities and capital and surplus    | **$12,583,852** | $8,835,742     |

*See accompanying notes – statutory basis.*

# Security Life of Denver Insurance Company

## Statements of Operations—Statutory Basis

| | Year ended December 31 | | |
|---|---|---|---|
| | **2001** | **2000** | **1999** |
| | *(In Thousands)* | | |
| Premiums and other revenues: | | | |
| Life, annuity, and accident and health premiums | **$2,354,418** | $2,959,593 | $1,459,361 |
| Policy proceeds and dividends left on deposit | **15** | 388 | 651 |
| Net investment income | **630,261** | 474,021 | 387,685 |
| Amortization of interest maintenance reserve | **193** | 670 | 2,358 |
| Commissions, expense allowances and reserve adjustments on reinsurance ceded | **1,609** | 9,832 | 11,331 |
| Considerations and reserve allowances on modified coinsurance | **3,809** | 2,632 | 3,670 |
| Total premiums and other revenues | **2,990,305** | 3,447,136 | 1,865,056 |
| | | | |
| Benefits paid or provided: | | | |
| Death benefits | **340,336** | 316,167 | 273,368 |
| Annuity benefits | **12,759** | 11,782 | 24,573 |
| Surrender benefits | **270,377** | 258,858 | 229,434 |
| Interest on policy or contract funds | **150,761** | 64,719 | 17,473 |
| Accident and health benefits | **–** | 93 | 2,235 |
| Guaranteed investment contract withdrawals | **–** | 1,072,574 | 12,186 |
| Other benefits | **3,010** | 17,198 | 13,612 |
| Life contract withdrawals | **1,109,878** | – | – |
| Increase in life, annuity, and accident and health reserves | **366,334** | 320,721 | 491,978 |
| Increase in liability for guaranteed investment contracts | **–** | 721,725 | 335,507 |
| Net transfers to separate accounts | **180,415** | 256,538 | 78,988 |
| Total benefits paid or provided | **2,433,870** | 3,040,375 | 1,479,354 |
| | | | |
| Insurance expenses: | | | |
| Commissions | **253,283** | 242,998 | 222,005 |
| General expenses | **134,795** | 130,962 | 104,808 |
| Insurance taxes, licenses and fees, excluding federal income taxes | **18,212** | 23,103 | 23,861 |
| Total insurance expenses | **406,290** | 397,063 | 350,674 |
| | | | |
| Gain from operations before policyholder dividends, federal income taxes and net realized capital gains | **150,146** | 9,698 | 35,028 |

# Security Life of Denver Insurance Company

## Statements of Operations—Statutory Basis (continued)

|  | Year ended December 31 | | |
|---|---|---|---|
|  | **2001** | **2000** | **1999** |
|  | *(In Thousands)* | | |
| Dividends to policyholders | **2,951** | 2,546 | 2,594 |
| Gain from operations before federal income taxes and net realized capital losses | **147,194** | 7,152 | 32,434 |
| Federal income taxes | **63,729** | (1,339) | 8,613 |
| Gain from operations before net realized capital losses | **83,465** | 8,491 | 23,821 |
| Net realized capital (losses) gains net of income taxes (2001 - $(666); 2000 - $(7,916); 1999 - $(15,108) and excluding net transfers to the interest maintenance reserve (2001-$4,673; 2000 - $(18,289); 1999 - $(19,866) | **(29,788)** | 3,589 | (8,194) |
| Net income | **$ 53,677** | $ 12,080 | $ 15,627 |

*See accompanying notes – statutory basis.*

Financial
Statements

# Security Life of Denver Insurance Company

## Statements of Changes in Capital and Surplus—Statutory Basis

| | **Year ended December 31** | | |
| --- | --- | --- | --- |
| | **2001** | **2000** | **1999** |
| | *(In Thousands)* | | |
| Common stock: | | | |
| Balance at beginning and end of year | **$ 2,880** | $ 2,880 | $ 2,880 |
| | | | |
| Surplus note: | | | |
| Balance at beginning of year | **$ 184,259** | $ 100,000 | $ 100,000 |
| (Decrease) increase in surplus note | **(19,227)** | 84,259 | – |
| Balance at end of year | **$ 165,032** | $ 184,259 | $ 100,000 |
| | | | |
| Paid-in and contributed surplus: | | | |
| Balance at beginning of year | **$ 435,562** | $ 374,562 | $ 344,562 |
| Capital contributions | **137,072** | 61,000 | 30,000 |
| Balance at end of year | **$ 572,634** | $ 435,562 | $ 374,562 |
| | | | |
| Unassigned deficit: | | | |
| Balance at beginning of year | **$(131,369)** | $(119,441) | $(134,540) |
| Net income | **53,677** | 12,080 | 15,627 |
| Change in net unrealized capital gains or losses | **(5,649)** | 12,101 | (61) |
| Increase in nonadmitted assets | **(19,497)** | (11,048) | (7,336) |
| Decrease (increase) in liability for reinsurance in unauthorized companies | **1,081** | (393) | (550) |
| (Increase) decrease in asset valuation reserve | **(6,406)** | (22,250) | 1,726 |
| Change in net deferred income tax | **13,323** | – | – |
| Change in accounting principle, net of tax | **41,886** | – | 5,566 |
| Transfer of prepaid pension assets | **(9,010)** | – | – |
| Cession of existing risks, net of tax | **–** | (2,418) | 127 |
| Prior period adjustments | **(8,054)** | – | – |
| Balance at end of year | **$ (70,018)** | $(131,369) | $(119,441) |
| | | | |
| Total capital and surplus | **$ 670,528** | $ 491,332 | $ 358,001 |

*See accompanying notes – statutory basis.*

# Security Life of Denver Insurance Company

## Statements of Cash Flows—Statutory Basis

| | Year ended December 31 | | |
|---|---|---|---|
| | **2001** | **2000** | **1999** |
| | *(In Thousands)* | | |
| **Operations** | | | |
| Premiums, policy proceeds, and other considerations received, net of reinsurance paid | **$ 2,325,856** | $ 2,910,602 | $ 1,453,924 |
| Net investment income received | **608,322** | 470,812 | 379,574 |
| Commission and expense allowances received on reinsurance ceded | **1,609** | 9,831 | 9,246 |
| Benefits paid | **(1,851,094)** | (1,691,985) | (558,572) |
| Net transfers to separate accounts | **(194,532)** | (225,694) | (101,948) |
| Insurance expenses paid | **(391,487)** | (361,130) | (337,254) |
| Dividends paid to policyholders | **(1,642)** | (2,417) | (2,562) |
| Federal income taxes (paid) received | **(67,046)** | 11,961 | (28,779) |
| Other (expenses) revenues in excess of other | **(191,317)** | 611,646 | (9,832) |
| Net cash provided by operations | **238,669** | 1,733,626 | 803,797 |
| | | | |
| **Investments** | | | |
| Proceeds from sales, maturities, or repayments of investments: | | | |
| Bonds | **3,820,764** | 2,254,036 | 2,051,280 |
| Preferred stocks | **1,489** | 67 | 1,900 |
| Common stocks | **27,098** | – | – |
| Mortgage loans | **181,131** | 79,874 | 45,272 |
| Other invested assets | **12,860** | 106,724 | 310,554 |
| Net gain/loss on cash & short term investment | **12** | – | – |
| Miscellaneous proceeds | **1,853** | 11,213 | – |
| Net tax on capital gains | **666** | – | – |
| Net proceeds from sales, maturities, or repayments of investments | **4,045,873** | 2,451,914 | 2,409,006 |
| | | | |
| Cost of investments acquired: | | | |
| Bonds | **6,400,143** | 3,458,376 | 2,631,687 |
| Preferred stocks | **10,473** | 11,031 | – |
| Common stocks | **50,940** | 10,450 | 10 |
| Mortgage loans | **718,240** | 769,741 | 262,886 |
| Real estate | **145** | 3,653 | 189 |
| Other invested assets | **23,759** | 109,244 | 88,661 |
| Miscellaneous applications (receipts) | **–** | 23,155 | (18,179) |
| Total cost of investments acquired | **7,203,700** | 4,385,650 | 2,965,254 |
| | | | |
| Net increase in policy loans | **131,198** | 49,725 | 35,890 |
| Net cash used in investment activities | **(3,289,025)** | (1,983,461) | (592,138) |

Financial Statements

# Security Life of Denver Insurance Company

## Statements of Cash Flows—Statutory Basis (continued)

|  | **Year ended December 31** | | |
|---|---|---|---|
|  | **2001** | **2000** | **1999** |
|  | *(In Thousands)* | | |
| **Financing and miscellaneous activities** | | | |
| Cash provided: | | | |
|   Capital and surplus paid-in | **117,844** | 126,000 | 20,000 |
|   Borrowed money | **1,389** | 112,792 | 15,200 |
|   Net deposits on deposit-type contract funds | **2,802,972** | – | – |
|   Other sources | **312,027** | (11,347) | (50,565) |
| Net cash provided by (used in) financing and miscellaneous activities | **3,234,232** | 227,445 | (15,365) |
| | | | |
| Net increase (decrease) in cash and short-term investments | **183,876** | (22,390) | 196,294 |
| Cash and short-term investments: | | | |
|   Beginning of year | **203,664** | 226,054 | 29,760 |
|   End of year | **$ 387,540** | $ 203,664 | $ 226,054 |

*See accompanying notes – statutory basis.*

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis

December 31, 2001

## 1. Nature of Operations and Basis of Financial Reporting

Security Life of Denver Insurance Company (the Company) is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING America). The Company focuses on three markets, the advanced market, reinsurance to other insurers and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate-owned life insurance. These products include traditional life, interest-sensitive life, universal life, and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia and the U.S. Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services. In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and Trust notes to institutional buyers.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

**Basis of Presentation**

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Financial Statements

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Investments**

Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Valuation Allowances**

The asset valuation reserve (AVR) is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Prior to January 1, 2001, valuation allowances were based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Financial
Statements

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Policy Acquisition Costs**

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

**Premiums**

Life premiums are recognized as revenue when due. Subsequent to January 1, 2001 premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Prior to January 1, 2001, life, annuity, accident and health premiums are recognized as revenue when due.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

**Benefit and Contract Reserves**

Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

## 1. Nature of Operations and Basis of Financial Reporting (continued)

### Reinsurance

For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

### Subsidiaries

The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

### Nonadmitted Assets

Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Prior to January 1, 2001, nonadmitted assets included certain assets designated as nonadmitted. Under GAAP, such assets are included in the balance sheet.

### Employee Benefits

For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Universal Life and Annuity Policies**

Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

**Policyholder Dividends**

Policyholder dividends are recognized when declared rather than over the term of the related policies.

**Deferred Income Taxes**

Prior to January 1, 2001, deferred federal income taxes were provided for differences between the financial statement amounts and the tax bases of assets and liabilities in accordance with a specific permitted practice approved by the Colorado Division of Insurance.  Any deferred tax assets were treated as non-admitted. Starting in 2001, deferred tax assets are provided for and admitted to an amount determined under a standard formula.  This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset.  Any deferred tax assets not covered under the formula are non-admitted.  Deferred taxes do not include any amounts for state taxes.  Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

**Surplus Notes**

Surplus notes are reported as a component of surplus.  Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance.  Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Statements of Cash Flows**

Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

**Reconciliation to GAAP**

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

**Investments**

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Investments (continued)**

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.  Prior to January 1, 2001, the related net unrealized capital gains (losses) were reported in unassigned surplus without any adjustment for federal income tax.

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products.  As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item.  Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items.  Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting.  The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities.  The initial cost of any such agreement is amortized to net investment income over the life of the agreement.  Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Notes to Financial Statements - Statutory Basis (continued)

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Investments (continued)**

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's noninsurance subsidiary is reported at the GAAP-basis of its net assets. The admitted portion of goodwill, which represents the excess of the purchase price over the statutory basis net assets of the subsidiary at acquisition, is amortized on a straight-line basis over ten years. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at unpaid principal balances, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Dollar roll transactions are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Financial Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Investments (continued)**

At December 31, 2001 and 2000, the Company had loaned securities (which are reflected as invested assets on the Statutory Statement of Admitted Assets) with a market value of approximately $83,278,000 and $0, respectively.

Short-term investments are reported at cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

**Aggregate Reserve for Life Policies and Contracts**

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2% to 11.25%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

1.      For Life, Endowment and Term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Aggregate Reserve for Life Policies and Contracts (continued)**

2.　　For reinsurance accepted:

　　a.　　with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating;

　　b.　　with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $129,435,360,000 at December 31, 2001. The amount of reserves for policies on which gross premiums are less than the net premiums is $593,581,000 at December 31, 2001.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

**Reinsurance**

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Real Estate and Electronic Data Processing Equipment**

Electronic data processing equipment are carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful life.

**Participating Insurance**

Participating business approximates less than 1% of the Company's ordinary life insurance in force and 1.5% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $0, $2,417,000, and $2,562,000 were paid in 2001, 2000, and 1999, respectively.

**Pension Plans**

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Nonadmitted Assets**

Nonadmitted assets are summarized as follows:

| | December 31, 2001 | January 1, 2001 |
|---|---|---|
| | *(In thousands)* | |
| Deferred federal income taxes | **$183,860** | $163,040 |
| Agents' debit balances | **2,541** | 2,354 |
| Furniture and equipment | **2,592** | 4,308 |
| Bonds in default | **286** | 549 |
| Deferred and uncollected premium | **2,795** | 3,641 |
| Non-operating software asset in progress | **10,924** | – |
| Transfer of prepaid pension asset | **–** | 9,010 |
| Disallowed Interest Maintenance Reserves | **17,055** | 17,436 |
| Other | **4,374** | 4,592 |
| Total nonadmitted assets | **$224,427** | $204,930 |

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

**Claims and Claims Adjustment Expenses**

Claim expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31. The Company does not discount claim and claim adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

**1. Nature of Operations and Basis of Financial Reporting (continued)**

**Cash Flow Information**

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $3,334,260,000 and repaid $3,340,187,000 in 2001, borrowed $1,387,826,000 and repaid $1,382,300,000 during 2000, and borrowed $2,055,061,000 and repaid $2,039,861,000 during 1999.  These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from dollar roll transactions.  Interest paid on borrowed money was $2,079,000, $1,586,000, and $2,180,000 during 2001, 2000 and 1999, respectively.

**Separate Accounts**

Separate accounts assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies.  Such policies are of a non-guaranteed nature.  All net investment experience, positive or negative, is attributed to the policy and contract holders' account values.  The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves.  The operations of the separate accounts are not included in the accompanying statements of operations.

**Reclassifications**

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2001 financial statement presentation.

Notes to Financial Statements - Statutory Basis (continued)

**2. Permitted Statutory Basis Accounting Practices**

The Company prepares statutory basis financial statements in accordance with accounting practices prescribed or permitted by the Colorado Division of Insurance.  Prescribed statutory accounting practices include state laws, general administrative rules, as well as a variety of publications of the NAIC.  Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, and from company to company within a state, and may change in the future.

The NAIC has revised the Accounting Practices and Procedures Manual in a process referred to as Codification.  The revised manual was effective January 1, 2001. The State of Colorado required that insurance companies domiciled in the State of Colorado prepare their statutory basis financial statements in accordance with the revised manual.  This is subject to any deviations prescribed or permitted by the State of Colorado Insurance Commissioner.

**3. Accounting Changes and Corrections of Errors**

Accounting changes adopted to conform to the provisions of the revised manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned funds surplus by $41,886,000 as of January 1, 2001. These changes are primarily attributed to an increase in unassigned surplus of approximately $51,300,000 related to deferred tax assets, $4,100,000 related to prepayment penalties on bonds and mortgage loans released from the IMR liability and $686,000 related to due and deferred premiums.  Offsetting this increase is a reduction of approximately $12,900,000 and $1,300,000 related to the Supplemental Employee Retirement Plan and compensated absences liabilities, respectively.

# Security Life of Denver Insurance Company

## Notes to Financial Statements - Statutory Basis (continued)

### 3. Accounting Changes and Corrections of Errors (continued)

During 2001 the Company discovered an error in the reporting of surplus note interest expense. The prior year's total assets, surplus and net income were overstated by $5,301,000. An additional error was noted in the prior year's federal income tax recoverable, overstating total assets and surplus by $2,753,000. A prior period adjustment of $8,054,000 was recorded through unassigned deficit in 2001 for these items.

### 4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

|  | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
|  | *(In Thousands)* | | | |
| At December 31, 2001: | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 91,177 | $ 1,043 | $ 1,120 | $ 91,100 |
| States, municipalities, and political subdivisions | 512 | 18 | – | 530 |
| Foreign government | 423,900 | 13,552 | 25,724 | 411,728 |
| Public utilities securities | 212,987 | 4,725 | 5,371 | 212,341 |
| Corporate securities | 3,568,826 | 114,495 | 53,793 | 3,629,528 |
| Mortgage-backed securities | 2,272,606 | 53,885 | 25,431 | 2,301,060 |
| Other structured securities | 705,771 | 22,940 | 40,083 | 688,628 |
| Total fixed maturities | 7,275,779 | 210,658 | 151,522 | 7,334,915 |
| Preferred stocks | 22,094 | 293 | 3,231 | 19,156 |
| Common stocks | 37,294 | 1,240 | 451 | 38,083 |
| Total equity securities | 59,388 | 1,533 | 3,682 | 57,239 |
| Total | $7,335,167 | $212,191 | $155,204 | $7,392,154 |

## 4. Investments (continued)

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | | *(In Thousands)* | | |
| At December 31, 2000: | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 90,840 | $ 3,049 | $ 317 | $ 93,572 |
| States, municipalities, and political subdivisions | 125 | 2 | – | 127 |
| Public utilities securities | 285,546 | 3,616 | 10,684 | 278,478 |
| Corporate securities | 2,269,006 | 45,861 | 67,427 | 2,247,440 |
| Mortgage-backed securities | 1,166,237 | 43,237 | 23,305 | 1,186,169 |
| Other structured securities | 762,453 | 18,052 | 18,770 | 761,735 |
| Total fixed maturities | 4,574,207 | 113,817 | 120,503 | 4,567,521 |
| Preferred stocks | 13,524 | 3 | – | 13,527 |
| Common stocks | 12,853 | 2,630 | – | 15,483 |
| Total equity securities | 26,377 | 2,633 | – | 29,010 |
| Total | $4,600,584 | $116,450 | $120,503 | $4,596,531 |

The amortized cost and fair value of investments in bonds at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | Fair Value |
|---|---|---|
| **December 31, 2001** | *(In Thousands)* | |
| Maturity: | | |
| Due in 1 year or less | $ 119,691 | $ 121,077 |
| Due after 1 year through 5 years | 1,716,191 | 1,757,458 |
| Due after 5 years through 10 years | 1,057,476 | 1,045,759 |
| Due after 10 years | 1,404,044 | 1,420,933 |
| | 4,297,402 | 4,345,227 |
| Mortgage-backed securities | 2,272,606 | 2,301,060 |
| Other structured securities | 705,771 | 688,628 |
| Total | $7,275,779 | $7,334,915 |

Financial Statements

# Security Life of Denver Insurance Company

## Notes to Financial Statements - Statutory Basis (continued)

### 4. Investments (continued)

At December 31, 2001, investments in certificates of deposit, bonds, and mortgage loans, with an admitted asset value of $21,688,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31:

|  | 2001 | 2000 |
|---|---|---|
|  | *(In Thousands)* | |
| Amortized cost | $7,275,779 | $4,574,207 |
| Less nonadmitted bonds | 286 | 549 |
| Carrying value | $7,275,493 | $4,573,658 |

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $3,820,764,000, $2,254,036,000 and $3,273,528,000 in 2001, 2000 and 1999, respectively. Gross gains of $7,850,000, $31,736,000 and $18,928,000, and gross losses of $33,631,000, $54,352,000 and $55,203,000 during 2001, 2000 and 1999, respectively, were realized on those sales. A portion of the gains realized in 2001, 2000 and 1999 has been deferred to future periods in the interest maintenance reserve.

Net realized (losses) gains, before capital gains tax and interest maintenance reserve transfers and changes in net unrealized (losses) gains, are summarized as follows:

|  | Capital (Losses) Gains | | | Net Capital |
|---|---|---|---|---|
|  | Bonds | Stocks | Other | (Loss) Gain |
|  | *(In Thousands)* | | | |
| **2001:** | | | | |
| Net realized | $(31,833) | $ (68) | $ 6,120 | $(25,781) |
| Net unrealized | 263 | (4,585) | (1,327) | (5,649) |
| Total | $(31,570) | $(4,653) | $ 4,793 | $(31,430) |
| **2000:** | | | | |
| Net realized | $(35,399) | $ – | $12,783 | $(22,616) |
| Net unrealized | 3,754 | 8,244 | 103 | 12,101 |
| Total | $(31,645) | $ 8,244 | $12,886 | $(10,515) |
| **1999:** | | | | |
| Net realized | $(44,838) | $ 124 | $1,546 | $(43,168) |
| Net unrealized | (4,303) | 4,078 | 174 | (51) |
| Total | $(49,141) | $4,202 | $1,720 | $(43,219) |

Notes to Financial Statements - Statutory Basis (continued)

### 4. Investments (continued)

Major categories of net investment income are summarized as follows:

| | Year ended December 31 | | |
| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | *(In Thousands)* | | |
| Income: | | | |
| Bonds | **$459,233** | $316,733 | $233,247 |
| Mortgage loans | **142,080** | 101,617 | 66,456 |
| Policy loans | **74,322** | 67,909 | 59,085 |
| Company-occupied property | **2,416** | 2,154 | 2,313 |
| Other | **(5,394)** | 4,733 | 41,800 |
| Total investment income | **672,657** | 493,146 | 402,901 |
| Investment expenses | **(42,396)** | (19,125) | (15,216) |
| Net investment income | **$630,261** | $474,021 | $387,685 |

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

| | December 31 | | |
| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | *(In Thousands)* | | |
| Investment purchase commitments | **$ 224,197** | $ 98,228 | $140,600 |

The Company entered into dollar roll transactions to increase its return on investments and improve liquidity. Dollar rolls involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls are accounted for as short term collateralized financings and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $128,715,000 at December 31, 2001. Such borrowings averaged approximately $200,558,000 during the last three months of 2001 and were collateralized by investment securities with fair values approximately equal to the loan value. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $122,048,000. The securities have a weighted average coupon of 6.8% and have maturities ranging from December 2016 through December 2031. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the

**4. Investments (continued)**

contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments (such excess was not material at December 31, 2001). The Company believes the counterparties to the dollar roll agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreement call for payment of interest at a rate of between 1.8% and 2.26%. The agreements mature prior to the end of January 2002. At December 31, 2001, the amount due on these agreements included in borrowed money is $4,700,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $4,700,000. The securities have a weighted average coupon of 6.5% and have a maturity of September 2016.

The maximum and minimum lending rates for long-term mortgage loans during 2001 were 8.18% and 3.64%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 76.9% on commercial properties. As of December 31, 2001, the Company held no mortgages with interest more than 180 days overdue. Total interest due equals $5,000.

**5. Derivative Financial Instruments Held for Purposes Other than Trading**

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

**5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)**

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities.  Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount.  Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount.  Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income.  Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges.  Changes in the fair value of the derivative are recorded as investment income.  The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

**5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)**

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2001 and 2000 (in thousands):

| | December 31, 2001 | | |
|---|---|---|---|
| | Notional Amount | Carrying Value | Fair Value |
| Interest rate contracts: | | | |
| Swaps | $4,107,585 | $ (64) | $ 24,248 |
| Swaps—affiliates | 1,875,440 | 64 | (28,023) |
| Total swaps | 5,983,025 | – | (3,775) |
| Caps owned | 43,694 | 935 | 298 |
| Total caps owned | 43,694 | 935 | 298 |
| Floors owned | 189,077 | 327 | 2,661 |
| Total floors owned | 189,077 | 327 | 2,661 |
| Options owned | 25,000 | 450 | 664 |
| Total options owned | 25,000 | 450 | 664 |
| Total derivatives | $6,240,796 | $1,712 | $ (152) |

**5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)**

|  | December 31, 2000 | | |
|  | Notional Amount | Carrying Value | Fair Value |
|---|---|---|---|
| Interest rate contracts: | | | |
| Swaps | $2,478,442 | $ 95 | $(49,375) |
| Swaps—affiliates | 1,645,143 | (95) | 60,703 |
| Total swaps | 4,123,585 | - | 11,328 |
| | | | |
| Caps owned | 53,543 | 1,224 | 492 |
| Caps owned—affiliates | 20,525 | 26 | - |
| Total caps owned | 74,068 | 1,250 | 492 |
| | | | |
| Floors owned | 259,637 | 905 | 1,975 |
| Total floors owned | 259,637 | 905 | 1,975 |
| | | | |
| Options owned | 97,000 | 627 | 342 |
| Total options owned | 97,000 | 627 | 342 |
| | | | |
| Total derivatives | $4,554,290 | $2,782 | $ 14,137 |

Financial Statements

**6. Concentrations of Credit Risk**

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $1,000,783,000 and $419,904,000 and with an aggregate market value of $947,668,000 and $395,837,000 at December 31, 2001 and 2000, respectively. Those holdings amounted to 13.8% of the Company's investments in bonds and 8% of total admitted assets at December 31, 2001. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $436,144,000 and $723,168,000 with an aggregate NAIC market value of $433,114,000 and $724,545,000 at December 31, 2001 and 2000, respectively. The carrying value of these holdings amounted to 6% of the Company's investment in bonds and 3.5% of the Company's total admitted assets at December 31, 2001.

At December 31, 2001, the Company's commercial mortgages involved a concentration of properties located in Calfornia (16%) and Florida (9.8%). The remaining commercial mortgages relate to properties located in 37 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $59,027,000.

Notes to Financial Statements - Statutory Basis (continued)

## 7. Annuity Reserves

At December 31, 2001 and 2000, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

| | December 31, 2001 | |
| --- | --- | --- |
| | Amount | Percent |
| | *(In Thousands)* | |
| Subject to discretionary withdrawal (with adjustment): | | |
| With market value adjustment | $4,336,801 | 57% |
| At book value less surrender charge | 63,141 | 1% |
| Subtotal | 4,399,942 | 58% |
| Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment | 139,095 | 2% |
| Not subject to discretionary withdrawal | 3,086,345 | 40% |
| Total annuity reserves and deposit fund liabilities— before reinsurance | 7,625,382 | 100% |
| Less reinsurance ceded | 2,622,390 | |
| Net annuity reserves and deposit fund liabilities | $5,002,992 | |

| | December 31, 2000 | |
| --- | --- | --- |
| | Amount | Percent |
| | *(In Thousands)* | |
| Subject to discretionary withdrawal (with adjustment): | | |
| With market value adjustment | $2,619,437 | 60.8% |
| At book value less surrender charge | 134,697 | 3.1 |
| Subtotal | 2,754,134 | 63.9 |
| Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment | 248,208 | 5.8 |
| Not subject to discretionary withdrawal | 1,305,567 | 30.3 |
| Total annuity reserves and deposit fund liabilities— before reinsurance | 4,307,909 | 100.0% |
| Less reinsurance ceded | 2,269,160 | |
| Net annuity reserves and deposit fund liabilities | $2,038,749 | |

Security Life of Denver Insurance Company

Financial Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

**8. Employee Benefit Plans**

**Pension Plan and Postretirement Benefits**

Prior to December 31, 2001, the Company maintained a qualified noncontributory defined benefit retirement plan covering substantially all employees. Effective December 31, 2001 the qualified plan of the Company, along with certain other US subsidiaries of ING America, were merged into one plan which will be recognized in ING America's financial statements. As a result of this plan merger, the Company transferred its qualified pension asset to ING North America Insurance Corporation, an affiliate. In addition, the Company maintains a nonqualified unfunded Supplemental Employees Retirement Plan (SERP) and also provides certain health care and life insurance benefits for retired employees.

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

|  | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
|  | **2001** | **2000** | **2001** | **2000** |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | **$ 50,981** | $48,155 | **$ 6,370** | $5,012 |
| Service cost | **3,253** | 3,041 | **261** | 312 |
| Interest cost | **4,135** | 4,118 | **497** | 414 |
| Contribution by plan participants | **–** | – | **109** | 120 |
| Actuarial gain (loss) | **5,024** | (53) | **(1,267)** | 952 |
| Benefits paid | **(2,552)** | (2,291) | **(475)** | (440) |
| Plan amendments | **(639)** | 97 | **–** | – |
| Business combinations, divestitures, curtailments, settlements and special termination benefits | **(45,322)** | (2,086) | **247** | – |
| Benefit obligation at end of year | **$ 14,880** | $50,981 | **$ 5,742** | $6,370 |

# Security Life of Denver Insurance Company

## Notes to Financial Statements - Statutory Basis (continued)

**8. Employee Benefit Plans (continued)**

**Pension Plan and Postretirement Benefits (continued)**

|  | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
|  | **2001** | **2000** | **2001** | **2000** |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | **$ 47,098** | $50,495 | **$ –** | $ – |
| Actual return on plan assets | **(2,656)** | (1,481) | **–** | – |
| Employer contribution | **513** | 375 | **366** | 320 |
| Plan participants' contributions | | | **109** | 120 |
| Benefits paid | **(2,552)** | (2,291) | | |
| Business combinations, divestitures and settlements | **(42,403)** | – | **(475)** | (440) |
| Fair value of plan assets at end of year | **$ –** | $47,098 | **$ –** | $ – |
| | | | | |
| **Funded status** | | | | |
| Unamortized prior service cost (credit) | **$ 474** | $ 45 | **$ 118** | $ 114 |
| Unrecognized net gain or (loss) | **(1,007)** | 824 | **1,957** | 742 |
| Remaining net obligation or net asset at initial date of application | **(12,248)** | 178 | **(490)** | (981) |
| Accrued liabilities | **(2,099)** | (7,015) | **(7,327)** | (6,245) |
| Total funded status | **$(14,880)** | $ (5,968) | **$ 5,742** | $ (6,370) |

Financial
Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

**8. Employee Benefit Plans (continued)**

**Pension Plan and Postretirement Benefits (continued)**

|  | Pension Benefits | | Other Benefits | |
| --- | --- | --- | --- | --- |
|  | **2001** | **2000** | **2001** | **2000** |
| **Components of net periodic benefit cost** | | | | |
| Service cost | **$ 3,253** | $ 3,041 | **$ 261** | $ 312 |
| Interest cost | **4,135** | 4,118 | **497** | 414 |
| Expected return on plan assets | **(4,299)** | (4,624) | – | – |
| Amortization of recognized transition obligation or transition asset | **(477)** | (285) | **491** | 491 |
| Amount of recognized gains and losses | **–** | (154) | **(52)** | (204) |
| Amount of prior service cost recognized | **–** | (7) | **5** | 5 |
| Amount of gain or loss recognized due to a settlement or curtailment | **–** | – | **246** | – |
| Total net periodic benefit cost | **$ 2,612** | $ 2,089 | **$1,448** | $1,018 |

|  | 1 Percentage Point Increase | 1 Percentage Point Decrease |
| --- | --- | --- |
| Effect on total of service and interest cost components | $ 83 | $ (72) |
| Effect on postretirement benefit obligation | $446 | $(387) |

FirstLine/FirstLine II       108

**8. Employee Benefit Plans (continued)**

**Pension Plan and Postretirement Benefits (continued)**

The funded status for the pension plans and other postretirement benefit plan is as follows:

|  | Pension Benefits | Other Benefits |
|---|---|---|
| **37255** | | |
| Projected benefit obligation | **$(14,880)** | **$(5,742)** |
| Less plan assets at fair value | – | – |
| Plan assets less than projected benefit obligation | **$(14,880)** | **$(5,742)** |

|  | Pension Benefits | Other Benefits |
|---|---|---|
| **December 31, 2000** | | |
| Projected benefit obligation | $(53,066) | $(6,370) |
| Less plan assets at fair value | 47,098 | – |
| Plan assets less than projected benefit obligation | $ (5,968) | $(6,370) |

In addition, the Company has pension benefit obligations and other benefit obligations for non-vested employees as of December 31, 2001 and 2000 in the amount of $260,000 and $1,918,000, and $2,086,000 and $1,906,000, respectively.

The net periodic pension cost, employer contribution, plan participant contributions, and benefits paid for the defined benefit plans for 1999 are as follows (in thousands):

|  | Pension Benefits | Other Benefits |
|---|---|---|
| **36524** | | |
| Net periodic pension expense | $ 2,011 | $1,236 |
| Employer contributions | 387 | 467 |
| Plan participants' contributions | – | 94 |
| Benefits paid | 1625 | 561 |

**8. Employee Benefit Plans (continued)**

**Pension Plan and Postretirement Benefits (continued)**

Assumptions used in determining the accounting for the defined benefit plans as of December 31, 2001 and 2000 were as follows:

|  | **2001** | **2000** |
|---|---|---|
| Weighted-average discount rate | **7.50%** | 7.75% |
| Rate of increase in compensation level | **4.50%** | 5.00% |
| Expected long-term rate of return on assets | **9.25%** | 9.25% |

Plan assets of the defined benefit plans at December 31, 2001 are invested primarily in U.S. government securities, corporate bonds, mutual funds, mortgage loans, money market funds, and common stock. Certain of the Qualified Plan's investments are held in the ING-NA Master Trust, which was established in 1998 for the investment of assets of the Plan and several other ING-NA sponsored retirement plans.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 8.5% graded to 5.5% over 6 years. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2001 by $446,429. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2001 by $(387,237).

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.50% at December 31, 2001 and 7.75% at December 31, 2000.

## 8. Employee Benefit Plans (continued)

### 401(k) Plan

Effective January 1, 2000, the Security Life of Denver Insurance Company Savings Incentive Plan was merged into the ING Savings Plan (Savings Plan), a defined contribution plan sponsored by ING America. The Savings Plan is a defined contribution plan, which is available to substantially all home office employees.  Participants may make contributions to the plan through salary reductions up to a maximum of $10,500 for 2001, 2000, and 1999.  Such contributions are not currently taxable to the participants.  The Company matches 100% of the first 3% of participant contributions, plus 50% of contributions which exceed 3% of participants' compensation, subject to a maximum matching percentage of 4-1/2% of the individual's salary.  Company matching contributions were $1,362,000, $1,552,000 and $1,423,000 for 2001, 2000 and 1999, respectively.

Plan assets of the Savings Plan at December 31, 2001 are invested in a group deposit administration contract (the Contract) with the Company, various mutual funds maintained by the Riggs Bank, and loans to participants.  The Contract is an employee benefit liability of the Company and had a balance of $28,500,000 and $28,000,000 at December 31, 2001 and 2000, respectively.

## 9. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk.  Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

Premiums, deposits, and other considerations received for the years ended December 31, 2001, 2000 and 1999 were $239,490,000, $256,712,000 and $153,671,000, respectively.

Financial
Statements

**9. Separate Accounts (continued)**

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

|  | 2001 | 2000 | 1999 |
|---|---|---|---|
|  | *(In Thousands)* | | |
| Transfers as reported in the summary of operations of the Separate Accounts Statement: | | | |
| Transfers to separate accounts | **$299,309** | $317,529 | $161,205 |
| Transfers from separate accounts | **118766** | 61,187 | 82,218 |
| Net transfers to separate accounts | **180543** | 256,342 | 78,987 |
| Reconciling adjustments: | | | |
| Miscellaneous transfers | **(639)** | 196 | 1 |
| Transfers as reported in the Statement of Operations | **$180,415** | $256,538 | $ 78,988 |

## 9. Separate Accounts (continued)

|  | December 31 | |
| --- | --- | --- |
|  | **2001** | **2000** |
| Reserves for separate accounts by withdrawal characteristics: | | |
| Subject to discretionary withdrawal: | | |
| With market value adjustment | $ – | $ – |
| At book value without market value adjustment less current surrender charge of 5% or more | **373943697** | 292,133,836 |
| At market value | – | – |
| At book value without market value adjustment less current surrender charge of less than 5% | **469222786** | 461,679,367 |
| Subtotal | **843166483** | 753,813,203 |
| Not subject to discretionary withdrawal | **29517** | 38,923 |
| Total aggregate reserves for separate accounts | **$843,196,000** | $753,852,126 |

## 10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2001, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $5,000,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $713,221,000, $612,585,000 and $520,490,000 for the years ended December 31, 2001, 2000 and 1999 respectively.

## 10. Reinsurance (continued)

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

|  | 2001 | 2000 | 1999 |
|---|---|---|---|
|  | *(In Thousands)* | | |
| Premiums | $1,839,618 | $ 859,405 | $1,701,959 |
| Benefits paid or provided | 240909 | 247,622 | 216,778 |
| Policy and contract liabilities at year end | 3179438 | 2,647,258 | 3,890,702 |

During 2001, 2000 and 1999, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

## 11. Federal Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return with its parent, ING America Insurance Holdings, Inc., a Delaware Corporation, and other US affiliates and subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING America Insurance Holdings, Inc. for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

## 11. Federal Income Taxes (continued)

The components of the net admitted deferred tax asset are as follows:

|  | 37255 | 36891 | Change |
|---|---|---|---|
|  | *(In Thousands)* | | |
| Gross deferred tax asset | $ 253,283 | $ 229,891 | $ 23,392 |
| Gross deferred tax liabilities | 25655 | 15586 | 10069 |
| Net deferred taxes and change for year | 227628 | 214305 | 13323 |
| Nonadmitted deferred tax assets and change for the year | -183860 | -163040 | -20820 |
| Net admitted deferred tax asset and change for the year | $ 43,768 | $ 51,265 | $ (7,497) |

**11. Federal Income Taxes (continued)**

For 2001, the Company's federal income tax expense and change in deferred taxes differs from the amount obtained by applying the federal statutory rate of 35% to income (including capital losses) before taxes for the following reasons:

| | Year ended December 31, 2001 |
|---|---|
| | *(In Thousands)* |
| Expected federal income tax expense at statutory rate of 35% | $42,494 |
| Deferred acquisition costs | 15,948 |
| Insurance reserves | (10,323) |
| Due and deferred premiums | (12,573) |
| Investments | 8,404 |
| Compensation | 3,920 |
| Other | 3,608 |
| Prior year true-up to return | 11,585 |
| Federal income taxes expense | 63,063 |
| | |
| Change in deferred taxes | (13,323) |
| Total statutory federal income taxes | $49,740 |

For 2000 and 1999, income before federal income taxes differs from taxable income principally due to dividends-received tax deductions, and differences in reserves for policy and contract liabilities for tax and statutory basis financial reporting purposes.

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $47,182,110, $11,323,001 and $14,442,300 from 2001, 2000 and 1999, respectively.

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" (PSA). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company

## 11. Federal Income Taxes (continued)

for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation.  Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance.  Accordingly, the Company has not accrued income taxes on the PSA balance of $60,490,000 at December 31, 2001. However, if such taxes were assessed, the amount of the taxes payable would be $21,172,000. No deferred tax liabilities are recognized related to the PSA.

## 12. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries, Midwestern United Life Insurance Company (Midwestern United) and First ING Life Insurance Company of New York (First ING).  The Company also has three wholly owned noninsurance subsidiaries, First Secured Mortgage Deposit Corporation, Tailored Investments Notes Trust, and ING America Equities, Inc.

ING America Equities, Inc. is a wholesale broker/dealer whose business activities consist only of the distribution of variable life and annuity contracts.  ING America Equities, Inc. does not hold customer funds or securities.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

|  | December 31 | |
| --- | --- | --- |
|  | 2001 | 2000 |
|  | (In Thousands) | |
| Common stock (cost-$61,318 in 2001 and 2000) | $84,348 | $85,324 |
| (Payable) receivable from subsidiaries | – | (2,476) |

## 12. Investment in and Advances to Subsidiaries (continued)

Summarized financial information for these subsidiaries is as follows:

|  | 2001 | 2000 | 1999 |
|---|---|---|---|
|  | *(In Thousands)* | | |
| Revenues | $ 96,208 | $ 97,086 | $ 89,507 |
| Income before net realized gains on investments | 6833 | 9783 | 7,884 |
| Net (loss) income | -2031 | 9571 | 6,301 |
| Admitted assets | 293080 | 298260 | 296,265 |
| Liabilities | 208732 | 212936 | 219,139 |

Midwestern United paid a common stock dividend to the Company of $1,210,000 in 2001. No such dividends were paid in 2000.

On May 3, 2001, the Company entered into a stock purchase agreement with Security Mutual Life Insurance Company of New York, Ohio National Financial Services, Inc., and SMON Holdings, Inc. to sell First ING Life Insurance Company of New York to SMON Holdings, Inc. After having received regulatory approval for the sale on January 3, 2002, the transaction was closed on January 4, 2002.  As a result of the sale, First ING Life Insurance Company of New York changed its name to National Security Life and Annuity Company effective January 4, 2002.

## 13. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000.  Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Colorado Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

The Company has two surplus notes to a related party for $65,032,000 and $100,000,000 which represent the cumulative cash draws on two $100,000,000 commitments issued by ING America through December 31, 2001, less principal payments. In 2001, the surplus notes were assigned by the issuer to an affiliated holding Company, Lion Connecticut Holdings, Inc., and were amended and restated. The amended and restated surplus notes have the following repayment conditions.

**13. Capital and Surplus (continued)**

These subordinated notes bear interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury bonds plus 1/4% adjusted annually.  The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 (Repayment Period).  The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period.  In the event that the Commissioner of Insurance of the State of Colorado does not grant approval for repayment, then any unpaid annual installment shall be considered unpaid principal plus accrued interest for purposes of calculating subsequent annual installments.  Repayment of principal and payment of interest shall be subordinated to the prior payment of, or provision for, all liabilities of the Company, but shall rank superior to the claim, interest and equity of the shares of shareholders of the Company.  Such subordination shall be equally applicable in the case of any merger, consolidations, liquidation, rehabilitations, reorganization, dissolution, sale or other disposal of all, or substantially all, of the Company's assets, including the assumption, whether by reinsurance or otherwise, of the major portion of the Company's in force business pursuant to the reinsurance agreement or agreements approved by the Commissioner of Insurance of the State of Colorado.

The repayment of these notes are payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level.  In July 2001, the Company made payments of $19,227,000 and $6,614,000 for principal and interest, respectively, after receiving approval from the Commissioner of Insurance of the State of Colorado.

**14. Fair Values of Financial Instruments**

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument.  Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

**14. Fair Values of Financial Instruments (continued)**

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

|  | December 31 | | | |
|  | 2001 | | 2000 | |
|  | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
|---|---|---|---|---|
|  | *(In Thousands)* | | | |
| Assets: | | | | |
| Bonds | $7,275,493 | $7,334,915 | $4,573,658 | $4,567,521 |
| Preferred stocks | 18863 | 19156 | 13524 | 13527 |
| Unaffiliated common stocks | 38083 | 38083 | 15483 | 15483 |
| Mortgage loans | 2208583 | 2284192 | 1672169 | 1705801 |
| Policy loans | 1124108 | 1124108 | 992911 | 992911 |
| Residual collateralized mortgage obligations | – | – | 30846 | 13141 |
| Derivative securities | 1712 | 152 | 2782 | 14137 |
| Short-term investments | 321381 | 321381 | 114848 | 114848 |
| Cash | 66159 | 66159 | 88816 | 88816 |
| Indebtedness from related parties | 21528 | 21528 | 69338 | 69338 |
| Separate account assets | 903086 | 903086 | 799966 | 799966 |
| Receivable for securities | 4301 | 4301 | 5084 | 5084 |
| | | | | |
| Liabilities: | | | | |
| Individual and group annuities | 133039 | 139890 | 203489 | 142743 |
| Guaranteed investment contracts | – | – | 1578057 | 1575822 |
| Deposit type contract | 3790181 | 3714330 | – | – |
| Policyholder funds | 56820 | 56820 | 71669 | 71669 |
| Policyholder dividends | 10033 | 10033 | 11503 | 11503 |
| Indebtedness to related parties | 5441 | 5441 | 8016 | 8016 |
| Separate account liabilities | 903086 | 903086 | 799966 | 799966 |
| Payable for securities | 175048 | 175048 | 3162 | 3162 |

## 14. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

*Fixed maturities and equity securities*:  The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available.  For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows.  The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 5% and 21% over the total portfolio.  Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office.  Market value as determined by the NAIC as of December 31, 2001 and 2000 is $7,457,970,000 and $4,675,995,000, respectively.

*Mortgage loans*:  Estimated market values for commercial real estate loans were generated using a discounted cash flow approach.  Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads implied by independent published surveys.  The same is applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation.  Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation.  Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.  All residential loans are valued at their outstanding principal balances, which approximate their fair values.

*Residual collateralized mortgage obligations*:  Residual collateralized mortgage obligations are included in the other invested assets balance.  Fair values are calculated using discounted cash flows.  The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 5% and 25% over the total portfolio.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

**14. Fair Values of Financial Instruments (continued)**

*Derivative financial instruments*:  Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

*Guaranteed investment contracts*:  The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

*Off-balance-sheet instruments*:  The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $709,000,000, $0, and $70,000,000 in 2001, 2000 and 1999, respectively, from trustees of 401(k) plans.  Pursuant to the terms of these contracts, the trustees own and retain the assets related to these contracts. Such assets had a value of $1,077,456,000 and $406,896,000 at December 31, 2001 and 2000, respectively.  Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans.  Approximately 100% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism which passes such interest rate risk to plan participants.

*Other investment-type insurance contracts*: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values.  The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

### 15. Commitments and Contingencies

The Company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's financial position or interfere with its operations.

The Company guarantees the obligations incurred by its wholly owned subsidiary, Midwestern United, with respect to all life insurance policies in force in both 2001, 2000 and 1999. In the event Midwestern United is unable to fulfill its obligations under these policies, the Company would be required to assume the policy obligations. The statutory reserve liabilities for the guaranteed policies totaled $194,071,000 and $201,306,000 as of December 31, 2001 and 2000, respectively.

The Company has agreed to guarantee a revolving line of credit issued to Pen-Cal Administrators, Inc., a California producer group, and represented by the credit agreement dated January 1, 2000 between Bank One and Pen-Cal Administrators, Inc., in the principal amount of $2,500,000.

The Company is a member of the Federal Home Loan Bank of Topeka (FHLB). As a member of FHLB, the Company has issued non-putable funding agreements to FHLB. Assets with a book value of $808,634,000 at December 31, 2001 collateralize these agreements. The reserves on these agreements were $710,191,000 at December 31, 2001. The difference of $98,442,000 was secured by a letter of credit. The letter of credit is for the benefit of the Company in the amount of $100,000,000.

### 16. Financing Agreements

The Company has a line of credit of $100,000,000 to provide short-term liquidity which expires July 31, 2002. The amount of funds available under this line is reduced by borrowings of certain affiliates also party to the agreement. Interest on all loans is based on the cost of funds by the lender plus .23%. The Company has no outstanding borrowings under this agreement at December 31, 2001.

**16. Financing Agreements (continued)**

The Company is the beneficiary of letters of credit totaling $363,334,000 that were established in accordance with the terms of reinsurance agreements. The terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2001 and 2000. The Company is also the beneficiary of a letter of credit issued by its parent ING America Insurance Holding, Inc., totaling $100,000,000.

**17. Related Party Transactions**

**Affiliates**

The Company has a $241,000,000 line of credit issued by the Company's parent to provide short-term liquidity. Interest on the loans are indexed to the A1+/P1 commercial paper rates. The average borrowing by the Company in 2001 and 2000 was $29,363,000 and $17,453,000, respectively, with an average borrowing rate of 4.25% and 6.29%, respectively.

The Company provides administrative, investment and other operating services to affiliates. Amounts received for these services were $15,798,000, $13,053,000 and $2,606,000 for 2001, 2000 and 1999, respectively.

The Company also has an Investment Advisory Agreement with an affiliate whereby it receives investment and portfolio management services for a fee. Total fees under the agreement were approximately $20,992,000, $9,885,000 and $11,373,000 for 2001, 2000 and 1999, respectively.

**Subsidiaries**

The Company provides administrative, investment and other operating services to certain of its subsidiaries pursuant to contractual arrangements. Amounts received for these services were $3,506,000, $3,561,000 and $4,057,000 for 2001, 2000 and 1999, respectively.

**18. Guaranty Fund Assessments**

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $2,305,000 as of December 31, 2001 and 2000 and has recorded a reserve. The Company has also recorded an asset of $3,805,000 and $5,045,000 as of December 31, 2001 and 2000, respectively, for future credits to premium taxes for assessments already paid. Payments received for guaranty fund assessments in 2001 and 2000 were $415,000 and $267,000, respectively.

**19. Regulatory Risk-Based Capital**

The NAIC prescribes risk-based capital (RBC) requirements for life/health insurance companies. RBC is a series of dynamic surplus-related formulas for monitoring solvency. At December 31, 2001, the Company exceeded all minimum RBC requirements.

Financial
Statements

SECURITY LIFE SEPARATE ACCOUNT L1 OF
SECURITY LIFE OF DENVER INSURANCE COMPANY
*Financial Statements*
*Years ended December 31, 2001, 2000 and 1999*

Security Life Separate Account L1

Financial Statements

Years ended December 31, 2001, 2000 and 1999

# Contents

Financial
Statements

# Report of Independent Auditors

Policyholders
Security Life Separate Account L1 of
    Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of Security Life Separate Account L1 of Security Life of Denver Insurance Company, comprising, respectively, the Neuberger Berman Advisers Management Trust (comprising the Limited Maturity Bond, Growth and Partners Divisions) ("NB"), the Alger American Fund (comprising the American Small Capitalization, American MidCap Growth, American Growth and American Leveraged AllCap Divisions) ("Alger"), the Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II (comprising the Asset Manager, Asset Manager SC, Growth, Growth SC, Overseas, Overseas SC, Money Market and Index 500 Divisions) ("Fidelity"), the INVESCO Variable Investment Funds, Inc. (comprising the Total Return, Equity Income, High Yield, Utilities and Small Company Growth Divisions) ("INVESCO"), the Van Eck Worldwide Trust (comprising the Worldwide Hard Assets, Worldwide Bond, Worldwide Emerging Markets and Worldwide Real Estate Divisions) ("Van Eck"), AIM Advisors, Inc. (comprising the Capital Appreciation and Government Securities Divisions) ("AIM"), Directed Services, Inc. (comprising the Equity Income, Growth, Hard Asset, Limited Maturity Bond, Liquid Asset, MidCap Growth, Research, Total Return and Fully Managed Divisions) ("GCG"), the Janus Aspen Series Funds (comprising the Growth, Aggressive Growth, Worldwide Growth and International Growth Divisions) ("Janus"), the M Funds (comprising the Brandes, Clifton, Frontier and Turner Divisions) ("M Funds"), the ING Pilgrim Funds (comprising the Growth Opportunities, MagnaCap, Mid-Cap Opportunities and Small Cap Opportunities Divisions) ("Pilgrim"), and Putnam Investment Management (comprising the New Opportunities, Voyager, Growth and Income and Small Cap Value Divisions) ("Putnam"), as of December 31, 2001, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the divisions constituting the Security Life Separate Account L1 as of December 31, 2001, and the results of their operations and changes in their net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States.

March 29, 2002

# Security Life Separate Account L1

## Statement of Assets and Liabilities

December 31, 2001

| | NB | | |
|---|---|---|---|
| | **Limited Maturity Bond** | **Growth** | **Partners** |
| **Assets** | | | |
| Investments in mutual funds at fair value *(Note 4)* | $22,952,076 | $12,972,374 | $32,085,039 |
| Total assets | 22,952,076 | 12,972,374 | 32,085,039 |
| | | | |
| **Liabilities** | | | |
| Due to (from) Security Life of Denver | (23,293) | (47,885) | (105,864) |
| Total liabilities | (23,293) | (47,885) | (105,864) |
| | | | |
| Net assets | $22,975,369 | $13,020,259 | $32,190,903 |
| | | | |
| **Policyholder reserves** | | | |
| Reserves attributable to the policyholders *(Note 2)* | $22,975,369 | $13,020,259 | $32,190,903 |
| | | | |
| **Total policyholder reserves** | $22,975,369 | $13,020,259 | $32,190,903 |
| | | | |
| Number of divisional units outstanding *(Note 8)*: | | | |
| Class A | 1,563,241.423 | 705,598.464 | 1,363,030.770 |
| Class B | 39,537.080 | 10,739.687 | 20,100.728 |
| | | | |
| Value per divisional unit: | | | |
| Class A | $14.43 | $18.32 | $23.47 |
| Class B | $10.58 | $ 8.50 | $ 9.69 |
| | | | |
| Number of shares owned | 1,703,940.308 | 1,126,074.174 | 2,124,836.998 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Assets and Liabilities (continued)

### December 31, 2001

|  | **Alger** | | | |
|---|---|---|---|---|
|  | **American Small Capitalization** | **American MidCap Growth** | **American Growth** | **American Leveraged AllCap** |
| **Assets** | | | | |
| Investments in mutual funds at fair value *(Note 4)* | $19,989,267 | $42,463,219 | $48,841,037 | $23,192,966 |
| Total assets | 19,989,267 | 42,463,219 | 48,841,037 | 23,192,966 |
| **Liabilities** | | | | |
| Due to (from) Security Life of Denver | 61,122 | (99,578) | 88,747 | (82,539) |
| Total liabilities | 61,122 | (99,578) | 88,747 | (82,539) |
| Net assets | $19,928,145 | $42,562,797 | $48,752,290 | $23,275,505 |
| **Policyholder reserves** | | | | |
| Reserves attributable to the policyholders *(Note 2)* | $19,928,145 | $42,562,797 | $48,752,290 | $23,275,505 |
| **Total policyholder reserves** | $19,928,145 | $42,562,797 | $48,752,290 | $23,275,505 |
| Number of divisional units outstanding *(Note 8)*: | | | | |
| Class A | 1,466,793.746 | 1,383,374.977 | 1,975,719.831 | 683,287.979 |
| Class B | 69,967.617 | 61,462.688 | 77,595.637 | 13,007.449 |
| Value per divisional unit: | | | | |
| Class A | $13.26 | $30.21 | $24.32 | $33.88 |
| Class B | $ 6.80 | $12.57 | $ 8.98 | $ 9.45 |
| Number of shares owned | 1,207,810.671 | 2,403,125.005 | 1,328,284.934 | 735,117.770 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Assets and Liabilities (continued)

### December 31, 2001

| | **Fidelity** | | | | | | | |
| | **Asset Manager** | **Asset Manager SC** | **Growth** | **Growth SC** | **Overseas** | **Overseas SC** | **Money Market** | **Index 500** |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Investments in mutual funds at fair value *(Note 4)* | $19,960,342 | $314,050 | $59,945,720 | $209,485 | $34,907,789 | $150,870 | $95,075,229 | $200,292,726 |
| Total assets | 19,960,342 | 314,050 | 59,945,720 | 209,485 | 34,907,789 | 150,870 | 95,075,229 | 200,292,726 |
| **Liabilities** | | | | | | | | |
| Due to (from) Security Life of Denver | 118,014 | – | 194,610 | – | (157,507) | – | 241,953 | (111,320) |
| Total liabilities | 118,014 | – | 194,610 | – | (157,507) | – | 241,953 | (111,320) |
| Net assets | $19,842,328 | $314,050 | $59,751,110 | $209,485 | $35,065,296 | $150,870 | $94,833,276 | $200,404,046 |
| **Policyholder reserves** | | | | | | | | |
| Reserves attributable to the policyholders *(Note 2)* | $19,842,328 | $314,050 | $59,751,110 | $209,485 | $35,065,296 | $150,870 | $94,833,276 | $200,404,046 |
| **Total policyholder reserves** | $19,842,328 | $314,050 | $59,751,110 | $209,485 | $35,065,296 | $150,870 | $94,833,276 | $200,404,046 |
| Number of divisional units outstanding *(Note 8)*: | | | | | | | | |
| Class A | 1,169,409.479 | – | 2,364,197.375 | – | 2,641,985.743 | – | 6,921,270.660 | 7,473,642.160 |
| Class B | – | 31,709.841 | 79,531.899 | 24,401.921 | 132,813.006 | 19,780.950 | – | 1,380,613.887 |
| Value per divisional unit: | | | | | | | | |
| Class A | $16.97 | – | $24.97 | – | $12.86 | – | $13.70 | $25.18 |
| Class B | – | $9.90 | $ 8.93 | $8.58 | $ 8.18 | $7.63 | – | $ 8.85 |
| Number of shares owned | 1,375,626.568 | 21,793.891 | 1,783,567.987 | 6,257.024 | 2,514,970.369 | 10,908.914 | 95,075,229.110 | 1,539,884.108 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Assets and Liabilities (continued)

### December 31, 2001

| | | | INVESCO | | |
|---|---|---|---|---|---|
| | **Total Return** | **Equity Income** | **High Yield** | **Utilities** | **Small Company Growth** |
| **Assets** | | | | | |
| Investments in mutual funds at fair value *(Note 4)* | $15,234,156 | $29,132,555 | $10,635,767 | $7,922,856 | $14,717,749 |
| Total assets | 15,234,156 | 29,132,555 | 10,635,767 | 7,922,856 | 14,717,749 |
| | | | | | |
| **Liabilities** | | | | | |
| Due to (from) Security Life of Denver | (13,157) | 30,878 | (71,742) | (4,962) | (143,697) |
| Total liabilities | (13,157) | 30,878 | (71,742) | (4,962) | (143,697) |
| | | | | | |
| Net assets | $15,247,313 | $29,101,677 | $10,707,509 | $7,927,818 | $14,861,446 |
| | | | | | |
| **Policyholder reserves** | | | | | |
| Reserves attributable to the policyholders *(Note 2)* | $15,247,313 | $29,101,677 | $10,707,509 | $7,927,818 | $14,861,446 |
| | | | | | |
| **Total policyholder reserves** | $15,247,313 | $29,101,677 | $10,707,509 | $7,927,818 | $14,861,446 |
| | | | | | |
| Number of divisional units outstanding *(Note 8)*: | | | | | |
| Class A | 924,011.935 | 1,151,183.215 | 799,888.932 | 509,732.849 | 1,003,430.592 |
| Class B | 10,209.578 | 87,235.776 | 32,038.470 | 15,767.536 | 29,425.399 |
| | | | | | |
| Value per divisional unit: | | | | | |
| Class A | $16.39 | $24.54 | $13.08 | $15.33 | $14.49 |
| Class B | $ 9.97 | $ 9.82 | $ 7.72 | $ 7.05 | $10.77 |
| | | | | | |
| Number of shares owned | 1,195,773.570 | 1,567,952.393 | 1,392,116.157 | 562,702.882 | 999,847,067 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Assets and Liabilities (continued)

### December 31, 2001

|  | Van Eck | | | |
|---|---|---|---|---|
|  | Worldwide Hard Assets | Worldwide Bond | Worldwide Emerging Markets | Worldwide Real Estate |
| **Assets** | | | | |
| Investments in mutual funds at fair value *(Note 4)* | $1,727,476 | $1,225,301 | $4,518,221 | $2,826,133 |
| Total assets | 1,727,476 | 1,225,301 | 4,518,221 | 2,826,133 |
| **Liabilities** | | | | |
| Due to (from) Security Life of Denver | 10 | (5) | 2,599 | (1) |
| Total liabilities | 10 | (5) | 2,599 | (1) |
| Net assets | $1,727,466 | $1,225,306 | $4,515,622 | $2,826,134 |
| **Policyholder reserves** | | | | |
| Reserves attributable to the policyholders *(Note 2)* | $1,727,466 | $1,225,306 | $4,515,622 | $2,826,134 |
| **Total policyholder reserves** | $1,727,466 | $1,225,306 | $4,515,622 | $2,826,134 |
| Number of divisional units outstanding *(Note 8)*: | | | | |
| Class A | 180,562.259 | 126,396.770 | 551,889.362 | 268,497.720 |
| Class B | 33.337 | 1,095.329 | 36,144.511 | 2,412.726 |
| Value per divisional unit: | | | | |
| Class A | $9.57 | $9.61 | $7.65 | $10.42 |
| Class B | $8.91 | $9.52 | $8.12 | $11.55 |
| Number of shares owned | 161,597.368 | 130,074.380 | 555,064.039 | 259,993.819 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Assets and Liabilities (continued)

December 31, 2001

| | AIM | |
|---|---|---|
| | **Capital Appreciation** | **Government Securities** |
| **Assets** | | |
| Investments in mutual funds at fair value *(Note 4)* | $12,811,977 | $25,706,520 |
| Total assets | 12,811,977 | 25,706,520 |
| | | |
| **Liabilities** | | |
| Due to (from) Security Life of Denver | (19,484) | 41,293 |
| Total liabilities | (19,484) | 41,293 |
| | | |
| Net assets | $12,831,461 | $25,665,227 |
| | | |
| **Policyholder reserves** | | |
| Reserves attributable to the policyholders *(Note 2)* | $12,831,461 | $25,665,227 |
| | | |
| **Total policyholder reserves** | $12,831,461 | $25,665,227 |
| | | |
| Number of divisional units outstanding *(Note 8)*: | | |
| Class A | 1,089,855.994 | 2,121,716.258 |
| Class B | 83,909.812 | 34,600.989 |
| | | |
| Value per divisional unit: | | |
| Class A | $11.06 | $11.90 |
| Class B | $ 9.30 | $11.81 |
| | | |
| Number of shares owned | 589,870.036 | 2,229,533.397 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Assets and Liabilities (continued)

### December 31, 2001

| | Equity Income | Growth | Hard Assets | Limited Maturity Bond | Liquid Asset | MidCap Growth | Research | Total Return | Fully Managed |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | GCG | | | |
| **Assets** | | | | | | | | | |
| Investments in mutual funds at fair value *(Note 4)* | $6,451 | $3,688 | – | $54,670,548 | $7,832,059 | $465,470 | $3,197 | $53,206 | $3,909,123 |
| Total assets | 6,451 | 3,688 | – | 54,670,548 | 7,832,059 | 465,470 | 3,197 | 53,206 | 3,909,123 |
| **Liabilities** | | | | | | | | | |
| Due to (from) Security Life of Denver | – | – | – | – | – | – | – | – | – |
| Total liabilities | – | – | – | – | – | – | – | – | – |
| Net assets | $6,451 | $3,688 | – | $54,670,548 | $7,832,059 | $465,470 | $3,197 | $53,206 | $3,909,123 |
| **Policyholder reserves** | | | | | | | | | |
| Reserves attributable to the policyholders *(Note 2)* | $6,451 | $3,688 | – | $54,670,548 | $7,832,059 | $465,470 | $3,197 | $53,206 | $3,909,123 |
| **Total policyholder reserves** | $6,451 | $3,688 | – | $54,670,548 | $7,832,059 | $465,470 | $3,197 | $53,206 | $3,909,123 |
| Number of divisional units outstanding *(Note 8)*: | | | | | | | | | |
| Class A | – | – | – | – | – | 43,228.093 | – | – | 355,521.872 |
| Class B | 599.540 | 444.729 | – | 4,610,394.902 | 696,490.126 | 3,611.049 | 364.292 | 4,565.988 | 13,042.811 |
| Value per divisional unit: | | | | | | | | | |
| Class A | – | – | – | – | – | $ 9.68 | – | – | $10.60 |
| Class B | $10.76 | $8.29 | – | $11.86 | $11.25 | $13.04 | $8.78 | $11.65 | $10.66 |
| Number of shares owned | 565.417 | 267.270 | – | 4,961,029.795 | 7,832,058.590 | 32,825.812 | 199.783 | 3,329.560 | 223,378.490 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Assets and Liabilities (continued)

### December 31, 2001

| | **Janus** | | | |
|---|---|---|---|---|
| | **Growth** | **Aggressive Growth** | **Worldwide Growth** | **International Growth** |
| **Assets** | | | | |
| Investments in mutual funds at fair value *(Note 4)* | $3,099,080 | $1,857,717 | $3,234,547 | $5,153,721 |
| Total assets | 3,099,080 | 1,857,717 | 3,234,547 | 5,153,721 |
| **Liabilities** | | | | |
| Due to (from) Security Life of Denver | (2) | – | (2) | 13,395 |
| Total liabilities | (2) | – | (2) | 13,395 |
| Net assets | $3,099,082 | $1,857,717 | $3,234,549 | $5,140,326 |
| **Policyholder reserves** | | | | |
| Reserves attributable to the policyholders *(Note 2)* | $3,099,082 | $1,857,717 | $3,234,549 | $5,140,326 |
| **Total policyholder reserves** | $3,099,082 | $1,857,717 | $3,234,549 | $5,140,326 |
| Number of divisional units outstanding *(Note 8)*: | | | | |
|    Class A | 464,858.877 | 414,348.816 | 443,501.334 | 742,421.160 |
|    Class B | 36,725.219 | 37,258.111 | 40,602.765 | 37,343.822 |
| Value per divisional unit: | | | | |
|    Class A | $6.17 | $4.11 | $6.68 | $6.59 |
|    Class B | $6.23 | $4.15 | $6.74 | $6.67 |
| Number of shares owned | 156,836.026 | 85,490.853 | 113,972.774 | 221,189.757 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Assets and Liabilities (continued)

### December 31, 2001

| | M Funds | | | |
| | Brandes | Clifton | Frontier | Turner |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds at fair value *(Note 4)* | $1,895,218 | $1,194,435 | $1,726,955 | $295,829 |
| Total assets | 1,895,218 | 1,194,435 | 1,726,955 | 295,829 |
| | | | | |
| **Liabilities** | | | | |
| Due to (from) Security Life of Denver | – | – | – | – |
| Total liabilities | – | – | – | – |
| | | | | |
| Net assets | $1,895,218 | $1,194,435 | $1,726,955 | $295,829 |
| | | | | |
| **Policyholder reserves** | | | | |
| Reserves attributable to the policyholders *(Note 2)* | $1,895,218 | $1,194,435 | $1,726,955 | $295,829 |
| | | | | |
| **Total policyholder reserves** | $1,895,218 | $1,194,435 | $1,726,955 | $295,829 |
| | | | | |
| Number of divisional units outstanding *(Note 8)*: | | | | |
| Class A | 199,081.408 | 120,205.971 | 163,708.339 | 31,036.713 |
| Class B | 776.953 | 48.487 | 550.547 | 122.120 |
| Value per divisional unit: | | | | |
| Class A | $9.48 | $9.93 | $10.51 | $9.49 |
| Class B | $9.54 | $9.98 | $10.57 | $9.55 |
| | | | | |
| Number of shares owned | 153,210.831 | 88,085.209 | 102,005.638 | 22,076.812 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Assets and Liabilities (continued)

### December 31, 2001

|  | Pilgrim | | | |
|---|---|---|---|---|
|  | **Growth Opportunities** | **MagnaCap** | **Mid-Cap Opportunities** | **Small Cap Opportunities** |
| **Assets** | | | | |
| Investments in mutual funds at fair value *(Note 4)* | $146,625 | $201,750 | $294,443 | $729,667 |
| Total assets | 146,625 | 201,750 | 294,443 | 729,667 |
| **Liabilities** | | | | |
| Due to (from) Security Life of Denver | – | – | – | – |
| Total liabilities | – | – | – | – |
| Net assets | $146,625 | $201,750 | $294,443 | $729,667 |
| **Policyholder reserves** | | | | |
| Reserves attributable to the policyholders *(Note 2)* | $146,625 | $201,750 | $294,443 | $729,667 |
| **Total policyholder reserves** | $146,625 | $201,750 | $294,443 | $729,667 |
| Number of divisional units outstanding *(Note 8)*: | | | | |
| Class A | 16,883.560 | 18,106.005 | 29,585.862 | 64,009.201 |
| Class B | 95.454 | 2,550.666 | 2,485.429 | 11,257.814 |
| Value per divisional unit: | | | | |
| Class A | $8.64 | $9.76 | $9.18 | $9.69 |
| Class B | $8.68 | $9.80 | $9.18 | $9.74 |
| Number of shares owned | 26,756.293 | 22,592.404 | 48,507,906 | 38,647.615 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Assets and Liabilities (continued)

### December 31, 2001

| | Putnam | | | |
|---|---|---|---|---|
| | **New Opportunities** | **Voyager** | **Growth and Income** | **Small Cap Value** |
| **Assets** | | | | |
| Investments in mutual funds at fair value *(Note 4)* | $397,431 | $852,482 | $3,382,696 | $6,203,409 |
| Total assets | 397,431 | 852,482 | 3,382,696 | 6,203,409 |
| **Liabilities** | | | | |
| Due to (from) Security Life of Denver | – | – | – | 12,233 |
| Total liabilities | – | – | – | 12,233 |
| Net assets | $397,431 | $852,482 | $3,382,696 | $6,191,176 |
| **Policyholder reserves** | | | | |
| Reserves attributable to the policyholders *(Note 2)* | $397,431 | $852,482 | $3,382,696 | $6,191,176 |
| **Total policyholder reserves** | $397,431 | $852,482 | $3,382,696 | $6,191,176 |
| Number of divisional units outstanding *(Note 8)*: | | | | |
| Class A | 38,647.184 | 86,011.211 | 330,355.679 | 524,956.967 |
| Class B | 2,912.492 | 3,574.942 | 13,681.079 | 10,045.267 |
| Value per divisional unit: | | | | |
| Class A | $9.56 | $9.51 | $9.83 | $11.57 |
| Class B | $9.61 | $9.57 | $9.89 | $11.66 |
| Number of shares owned | 24,013.937 | 29,848.812 | 144,312.963 | 412,735.145 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations

Year ended December 31, 2001

|  | NB | | |
|---|---|---|---|
|  | **Limited Maturity Bond** | **Growth** | **Partners** |
| **Investment income** | | | |
| Dividends from mutual funds | $ 953,448 | $ 6,951,959 | $1,186,558 |
| Less valuation period deductions *(Note 2)* | 132,697 | 105,031 | 216,387 |
| Net investment income (loss) | 820,751 | 6,846,928 | 970,171 |
| | | | |
| **Realized and unrealized gains (losses) on investments** | | | |
| Net realized gains (losses) on investments | (87,864) | (11,434,496) | (2,225,180) |
| Net unrealized gains (losses) on investments | 569,231 | (1,174,669) | 527,179 |
| Net realized and unrealized gains (losses) on investments | 481,367 | (12,609,165) | (1,698,001) |
| | | | |
| **Net increase (decrease) in net assets resulting from operations** | $1,302,118 | $(5,762,237) | $ (727,830) |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2001

| | Alger | | | |
|---|---|---|---|---|
| | American Small Capitalization | American MidCap Growth | American Growth | American Leveraged AllCap |
| **Investment income** | | | | |
| Dividends from mutual funds | $ 11,078 | $16,595,646 | $ 6,375,756 | $ 844,791 |
| Less valuation period deductions *(Note 2)* | 158,574 | 267,520 | 368,683 | 170,805 |
| Net investment income (loss) | (147,496) | 16,328,126 | 6,007,073 | 673,986 |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | (4,309,122) | (18,083,166) | (2,236,799) | (11,574,279) |
| Net unrealized gains (losses) on investments | (3,834,697) | (871,507) | (10,755,118) | 6,004,341 |
| Net realized and unrealized gains (losses) on investments | (8,143,819) | (18,954,673) | (12,991,917) | (5,569,938) |
| **Net increase (decrease) in net assets resulting from operations** | $(8,291,315) | $(2,626,547) | $(6,984,844) | $(4,895,952) |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

### Year ended December 31, 2001

| | Fidelity | | | | | | | |
| | Asset Manager | Asset Manager SC | Growth | Growth SC | Overseas | Overseas SC | Money Market | Index 500 |
|---|---|---|---|---|---|---|---|---|
| **Investment income** | | | | | | | | |
| Dividends from mutual funds | $ 903,965 | $ – | $ 4,536,923 | $ – | $ 5,340,174 | $ – | $3,159,167 | $ 1,936,486 |
| Less valuation period deductions *(Note 2)* | 142,387 | – | 459,921 | – | 279,119 | – | 615,031 | 1,315,473 |
| Net investment income (loss) | 761,578 | – | 4,077,002 | – | 5,061,055 | – | 2,544,136 | 621,013 |
| | | | | | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | | | | | |
| Net realized gains (losses) on investments | (1,814,082) | (732) | (15,379,391) | (11,229) | (14,704,916) | (1,125) | – | 2,221,426 |
| Net unrealized gains (losses) on investments | 349,904 | 7,820 | (1,622,287) | 11,404 | (583,408) | (8,761) | – | (26,837,194) |
| Net realized and unrealized gains (losses) on investments | (1,464,178) | 7,088 | (17,001,678) | 175 | (15,288,324) | (9,886) | – | (24,615,768) |
| | | | | | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $ (702,600) | $7,088 | $(12,924,676) | $ 175 | $(10,227,269) | $(9,886) | $2,544,136 | $(23,994,755) |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2001

|  | | INVESCO | | | |
|---|---|---|---|---|---|
|  | **Total Return** | **Equity Income** | **High Yield** | **Utilities** | **Small Company Growth** |
| **Investment income** | | | | | |
| Dividends from mutual funds | $ 321,870 | $ 413,519 | $ 1,126,915 | $ 85,369 | $ – |
| Less valuation period deductions *(Note 2)* | 94,009 | 191,542 | 77,489 | 62,847 | 91,669 |
| Net investment income (loss) | 227,861 | 221,977 | 1,049,426 | 22,522 | (91,669) |
| | | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | | |
| Net realized gains (losses) on investments | (658,064) | 85,514 | (619,401) | (308,679) | (2,076,897) |
| Net unrealized gains (losses) on investments | 215,214 | (2,794,783) | (2,082,139) | (3,121,553) | (369,834) |
| Net realized and unrealized gains (losses) on investments | (442,850) | (2,709,269) | (2,701,540) | (3,430,232) | (2,446,731) |
| | | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $(214,989) | $(2,487,292) | $(1,652,114) | $(3,407,710) | $(2,538,400) |

*See accompanying notes.*

Financial Statements

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2001

| | Van Eck | | | |
|---|---|---|---|---|
| | **Worldwide Hard Assets** | **Worldwide Bond** | **Worldwide Emerging Markets** | **Worldwide Real Estate** |
| **Investment income** | | | | |
| Dividends from mutual funds | $ 25,272 | $ 44,322 | $ – | $38,335 |
| Less valuation period deductions *(Note 2)* | 16,631 | 8,518 | 29,985 | 14,502 |
| Net investment income (loss) | 8,641 | 35,804 | (29,985) | 23,833 |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | 126,168 | (52,880) | (1,122,394) | 72,084 |
| Net unrealized gains (losses) on investments | (392,863) | (66,978) | 1,077,161 | 1,756 |
| Net realized and unrealized gains (losses) on investments | (266,695) | (119,858) | (45,233) | 73,840 |
| **Net increase (decrease) in net assets resulting from operations** | $(258,054) | $(84,054) | $ (75,218) | $97,673 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2001

| | AIM | |
| --- | --- | --- |
| | **Capital Appreciation** | **Government Securities** |
| **Investment income** | | |
| Dividends from mutual funds | $ 1,015,515 | $   715,050 |
| Less valuation period deductions *(Note 2)* | 77,610 | 141,794 |
| Net investment income (loss) | 937,905 | 573,256 |
| **Realized and unrealized gains (losses) on investments** | | |
| Net realized gains (losses) on investments | (2,979,016) | 2,676,383 |
| Net unrealized gains (losses) on investments | (3,129,679) | 231,049 |
| Net realized and unrealized gains (losses) on investments | (6,108,695) | 2,907,432 |
| **Net increase (decrease) in net assets resulting from operations** | $(5,170,790) | $3,480,688 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

### Year ended December 31, 2001

| | | | | GCG | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Equity Income** | **Growth** | **Hard Assets** | **Limited Maturity Bond** | **Liquid Asset** | **MidCap Growth** | **Research** | **Total Return** | **Fully Managed** |
| **Investment income** | | | | | | | | | |
| Dividends from mutual funds | $225 | $ – | $ – | $2,096,564 | $186,865 | $ 2,422 | $ 87 | $3,382 | $154,098 |
| Less valuation period deductions *(Note 2)* | – | – | – | – | – | 587 | – | – | 8,190 |
| Net investment income (loss) | 225 | – | – | 2,096,564 | 186,865 | 1,835 | 87 | 3,382 | 145,908 |
| **Realized and unrealized gains (losses) on investments** | | | | | | | | | |
| Net realized gains (losses) on investments | (40) | (978) | – | 8,532 | – | (15,299) | (446) | (525) | (4,172) |
| Net unrealized gains (losses) on investments | (148) | 298 | – | (1,963,429) | – | 21,648 | (78) | (1,893) | (85,305) |
| Net realized and unrealized gains (losses) on investments | (188) | (680) | – | (1,954,897) | – | 6,349 | (524) | (2,418) | (89,477) |
| **Net increase (decrease) in net assets resulting from operations** | $ 37 | $(680) | $ – | $ 141,667 | $186,865 | $ 8,184 | $(437) | $ 964 | $ 56,431 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

### Year ended December 31, 2001

| | | Janus | | |
| --- | --- | --- | --- | --- |
| | Growth | Aggressive Growth | Worldwide Growth | International Growth |
| **Investment income** | | | | |
| Dividends from mutual funds | $ 4,387 | $ – | $ 6,741 | $ 29,978 |
| Less valuation period deductions *(Note 2)* | 13,345 | 8,795 | 12,462 | 24,862 |
| Net investment income (loss) | (8,958) | (8,795) | (5,721) | 5,116 |
| | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | (147,023) | (231,210) | (214,517) | (324,204) |
| Net unrealized gains (losses) on investments | (355,294) | (240,987) | (160,388) | (312,755) |
| Net realized and unrealized gains (losses) on investments | (502,317) | (472,197) | (374,905) | (636,959) |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $(511,275) | $(480,992) | $(380,626) | $(631,843) |

*See accompanying notes.*

Financial
Statements

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2001

| | M Funds | | | |
| --- | --- | --- | --- | --- |
| | **Brandes** | **Clifton** | **Frontier** | **Turner** |
| **Investment income** | | | | |
| Dividends from mutual funds | $92,119 | $51,579 | $    172 | $   285 |
| Less valuation period deductions *(Note 2)* | 3,533 | 2,311 | 3,083 | 541 |
| Net investment income (loss) | 88,586 | 49,268 | (2,911) | (256) |
| | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | (3,407) | (1,576) | (12,747) | (1,138) |
| Net unrealized gains (losses) on investments | (85,989) | (19,553) | 113,573 | 6,123 |
| Net realized and unrealized gains (losses) on investments | (89,396) | (21,129) | 100,826 | 4,985 |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $   (810) | $28,139 | $ 97,915 | $4,729 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2001

| | Pilgrim | | | |
| --- | --- | --- | --- | --- |
| | **Growth Opportunities** | **MagnaCap** | **Mid-Cap Opportunities** | **Small Cap Opportunities** |
| **Investment income** | | | | |
| Dividends from mutual funds | $    – | $   934 | $    – | $    241 |
| Less valuation period deductions *(Note 2)* | 75 | 309 | 448 | 639 |
| Net investment income (loss) | (75) | 625 | (448) | (398) |
| | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | (190) | (1,591) | (6,764) | (11,992) |
| Net unrealized gains (losses) on investments | 1,324 | 3,018 | 17,907 | 28,841 |
| Net realized and unrealized gains (losses) on investments | 1,134 | 1,427 | 11,143 | 16,849 |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $1,059 | $2,052 | $10,695 | $16,451 |

*See accompanying notes.*

Financial
Statements

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2001

| | Putnam | | | |
|---|---|---|---|---|
| | New Opportunities | Voyager | Growth and Income | Small Cap Value |
| **Investment income** | | | | |
| Dividends from mutual funds | $ – | $ – | $ – | $ – |
| Less valuation period deductions *(Note 2)* | 587 | 456 | 3,794 | 7,241 |
| Net investment income (loss) | (587) | (456) | (3,794) | (7,241) |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | 2,370 | (1,070) | (5,484) | 2,459 |
| Net unrealized gains (losses) on investments | 39,965 | 9,229 | 59,773 | 481,874 |
| Net realized and unrealized gains (losses) on investments | 42,335 | 8,159 | 54,289 | 484,333 |
| **Net increase (decrease) in net assets resulting from operations** | $41,748 | $7,703 | $50,495 | $477,092 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations

Year ended December 31, 2000

| | NB | | |
|---|---|---|---|
| | **Limited Maturity Bond** | **Growth** | **Partners** |
| **Investment income** | | | |
| Dividends from mutual funds | $775,107 | $ 1,356,082 | $4,890,882 |
| Less valuation period deductions *(Note 2)* | 92,250 | 138,445 | 220,263 |
| Net investment income (loss) | 682,857 | 1,217,637 | 4,670,619 |
| | | | |
| **Realized and unrealized gains (losses) on investments** | | | |
| Net realized gains (losses) on investments | (281,540) | 3,777,374 | (5,304,540) |
| Net unrealized gains (losses) on investments | 351,484 | (7,971,190) | 294,355 |
| Net realized and unrealized gains (losses) on investments | 69,944 | (4,193,816) | (5,010,185) |
| | | | |
| **Net increase (decrease) in net assets resulting from operations** | $752,801 | $(2,976,179) | $ (339,566) |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

### Year ended December 31, 2000

| | Alger | | | |
|---|---|---|---|---|
| | **American Small Capitalization** | **American MidCap Growth** | **American Growth** | **American Leveraged AllCap** |
| **Investment income** | | | | |
| Dividends from mutual funds | $ 9,941,662 | $2,936,254 | $ 6,249,935 | $ 2,457,193 |
| Less valuation period deductions *(Note 2)* | 222,078 | 194,721 | 366,802 | 198,843 |
| Net investment income (loss) | 9,719,584 | 2,741,533 | 5,883,133 | 2,258,350 |
| | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | (9,976,931) | 1,057,836 | 1,775,571 | 2,107,246 |
| Net unrealized gains (losses) on investments | (9,435,613) | (2,672,195) | (16,304,212) | (12,453,495) |
| Net realized and unrealized gains (losses) on investments | (19,412,544) | (1,614,359) | (14,528,641) | (10,346,249) |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $(9,692,960) | $1,127,174 | $(8,645,508) | $(8,087,899) |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2000

| | **Fidelity** | | | | |
|---|---|---|---|---|---|
| | **Asset Manager** | **Growth** | **Overseas** | **Money Market** | **Index 500** |
| **Investment income** | | | | | |
| Dividends from mutual funds | $1,469,444 | $ 6,670,347 | $ 3,516,677 | $2,798,325 | $ 2,232,964 |
| Less valuation period deductions *(Note 2)* | 105,478 | 489,501 | 301,304 | 340,745 | 1,243,353 |
| Net investment income (loss) | 1,363,966 | 6,180,846 | 3,215,373 | 2,457,580 | 989,611 |
| | | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | | |
| Net realized gains (losses) on investments | 8,816 | 2,581,814 | 1,800,478 | – | 6,124,495 |
| Net unrealized gains (losses) on investments | (2,092,103) | (17,925,268) | (13,999,080) | – | (24,758,151) |
| Net realized and unrealized gains (losses) on investments | (2,083,287) | (15,343,454) | (12,198,602) | – | (18,633,656) |
| | | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $ (719,321) | $(9,162,608) | $(8,983,229) | $2,457,580 | $(17,644,045) |

*See accompanying notes.*

Financial Statements

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2000

| | **INVESCO** | | | | |
| | **Total Return** | **Equity Income** | **High Yield** | **Utilities** | **Small Company Growth** |
|---|---|---|---|---|---|
| **Investment income** | | | | | |
| Dividends from mutual funds | $1,540,605 | $1,186,862 | $ 97,398 | $324,011 | $ 338,388 |
| Less valuation period deductions *(Note 2)* | 80,022 | 139,132 | 78,969 | 43,912 | 62,899 |
| Net investment income (loss) | 1,460,583 | 1,047,730 | 18,429 | 280,099 | 275,489 |
| | | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | | |
| Net realized gains (losses) on investments | (314,414) | 593,634 | (390,743) | 256,021 | 1,194,928 |
| Net unrealized gains (losses) on investments | (1,435,710) | (904,246) | (1,002,431) | (372,493) | (3,986,250) |
| Net realized and unrealized gains (losses) on investments | (1,750,124) | (310,612) | (1,393,174) | (116,472) | (2,791,322) |
| | | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $ (289,541) | $ 737,118 | $(1,374,745) | $163,627 | $(2,515,833) |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2000

| | Van Eck | | | |
|---|---|---|---|---|
| | **Worldwide Hard Assets** | **Worldwide Bond** | **Worldwide Emerging Markets** | **Worldwide Real Estate** |
| **Investment income** | | | | |
| Dividends from mutual funds | $ 25,149 | $20,595 | $ – | $ 13,473 |
| Less valuation period deductions *(Note 2)* | 17,641 | 5,005 | 31,191 | 5,985 |
| Net investment income (loss) | 7,508 | 15,590 | (31,191) | 7,488 |
| | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | 140,202 | (14,783) | 87,666 | 7,144 |
| Net unrealized gains (losses) on investments | 123,530 | 23,588 | (2,508,578) | 137,513 |
| Net realized and unrealized gains (losses) on investments | 263,732 | 8,805 | (2,420,912) | 144,657 |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $271,240 | $24,395 | $(2,452,103) | $152,145 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2000

| | AIM | |
|---|---|---|
| | **Capital Appreciation** | **Government Securities** |
| **Investment income** | | |
| Dividends from mutual funds | $ 266,665 | $551,812 |
| Less valuation period deductions *(Note 2)* | 58,290 | 70,584 |
| Net investment income (loss) | 208,375 | 481,228 |
| | | |
| **Realized and unrealized gains (losses) on investments** | | |
| Net realized gains (losses) on investments | 418,127 | 57,242 |
| Net unrealized gains (losses) on investments | (2,171,530) | 350,661 |
| Net realized and unrealized gains (losses) on investments | (1,753,403) | 407,903 |
| | | |
| **Net increase (decrease) in net assets resulting from operations** | $(1,545,028) | $889,131 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

### Year ended December 31, 2000

| | | | | GCG | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Equity Income** | **Growth** | **Hard Assets** | **Limited Maturity Bond** | **Liquid Asset** | **MidCap Growth** | **Research** | **Total Return** |
| **Investment income** | | | | | | | | |
| Dividends from mutual funds | $ – | $ 90 | $ – | $54,281 | $861,303 | $ – | $ – | $786 |
| Less valuation period deductions *(Note 2)* | – | – | – | – | – | – | – | – |
| Net investment income (loss) | – | 90 | – | 54,281 | 861,303 | – | – | 786 |
| **Realized and unrealized gains (losses) on investments** | | | | | | | | |
| Net realized gains (losses) on investments | – | – | – | – | – | – | – | – |
| Net unrealized gains (losses) on investments | – | (168) | – | (45,286) | – | – | – | (550) |
| Net realized and unrealized gains (losses) on investments | – | (168) | – | (45,286) | – | – | – | (550) |
| **Net increase (decrease) in net assets resulting from operations** | $ – | $ (78) | $ – | $ 8,995 | $861,303 | $ – | $ – | $236 |

*See accompanying notes.*

Financial Statements

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 2000

| | | Janus | | |
| | Growth | Aggressive Growth | Worldwide Growth | International Growth |
|---|---|---|---|---|
| **Investment income** | | | | |
| Dividends from mutual funds | $ - | $ - | $ 83 | $ 810 |
| Less valuation period deductions *(Note 2)* | 180 | 218 | 147 | 213 |
| Net investment income (loss) | (180) | (218) | (64) | 597 |
| | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | (1,546) | (86) | (7,584) | (513) |
| Net unrealized gains (losses) on investments | (15,107) | (50,478) | (16,753) | (16,513) |
| Net realized and unrealized gains (losses) on investments | (16,653) | (50,564) | (24,337) | (17,026) |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $(16,833) | $(50,782) | $(24,401) | $(16,429) |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations

Year ended December 31, 1999

| | NB Limited Maturity Bond | Growth | Partners |
|---|---:|---:|---:|
| **Investment income** | | | |
| Dividends from mutual funds | $911,596 | $ 453,085 | $ 759,238 |
| Less valuation period deductions *(Note 2)* | 108,699 | 70,308 | 192,211 |
| Net investment income (loss) | 802,897 | 382,777 | 567,027 |
| | | | |
| **Realized and unrealized gains (losses) on investments** | | | |
| Net realized gains (losses) on investments | (293,615) | 318,964 | 532,601 |
| Net unrealized gains (losses) on investments | (423,477) | 3,714,218 | 506,991 |
| Net realized and unrealized gains (losses) on investments | (717,092) | 4,033,182 | 1,039,592 |
| | | | |
| **Net increase (decrease) in net assets resulting from operations** | $ 85,805 | $4,415,959 | $1,606,619 |

*See accompanying notes.*

Financial Statements

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 1999

| | Alger | | | |
|---|---|---|---|---|
| | **American Small Capitalization** | **American MidCap Growth** | **American Growth** | **American Leveraged AllCap** |
| **Investment income** | | | | |
| Dividends from mutual funds | $2,200,048 | $1,636,538 | $2,764,203 | $ 724,692 |
| Less valuation period deductions *(Note 2)* | 141,734 | 88,955 | 233,373 | 93,349 |
| Net investment income (loss) | 2,058,314 | 1,547,583 | 2,530,830 | 631,343 |
| | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | 94,825 | 322,974 | 2,007,625 | 2,597,845 |
| Net unrealized gains (losses) on investments | 5,993,398 | 2,015,333 | 4,584,649 | 4,907,565 |
| Net realized and unrealized gains (losses) on investments | 6,088,223 | 2,338,307 | 6,592,274 | 7,505,410 |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $8,146,537 | $3,885,890 | $9,123,104 | $8,136,753 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 1999

| | Fidelity | | | | |
|---|---|---|---|---|---|
| | **Asset Manager** | **Growth** | **Overseas** | **Money Market** | **Index 500** |
| **Investment income** | | | | | |
| Dividends from mutual funds | $ 798,528 | $ 3,508,501 | $ 820,014 | $1,277,704 | $ 1,503,735 |
| Less valuation period deductions *(Note 2)* | 83,646 | 308,868 | 188,207 | 188,211 | 860,369 |
| Net investment income (loss) | 714,882 | 3,199,633 | 631,807 | 1,089,493 | 643,366 |
| **Realized and unrealized gains (losses) on investments** | | | | | |
| Net realized gains (losses) on investments | 122,474 | 7,459,882 | 553,230 | – | 3,223,226 |
| Net unrealized gains (losses) on investments | 316,538 | 3,509,953 | 8,740,414 | – | 17,585,537 |
| Net realized and unrealized gains (losses) on investments | 439,012 | 10,969,835 | 9,293,644 | – | 20,808,763 |
| **Net increase (decrease) in net assets resulting from operations** | $1,153,894 | $14,169,468 | $9,925,451 | $1,089,493 | $21,452,129 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 1999

| | **INVESCO** | | | | |
|---|---|---|---|---|---|
| | **Total Return** | **Equity Income** | **High Yield** | **Utilities** | **Small Company Growth** |
| **Investment income** | | | | | |
| Dividends from mutual funds | $ 276,071 | $ 252,055 | $618,531 | $ 37,038 | $ – |
| Less valuation period deductions *(Note 2)* | 71,255 | 97,430 | 65,338 | 23,769 | 14,338 |
| Net investment income (loss) | 204,816 | 154,625 | 553,193 | 13,269 | (14,338) |
| | | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | | |
| Net realized gains (losses) on investments | 286,623 | 506,767 | (241,611) | 304,911 | 237,549 |
| Net unrealized gains (losses) on investments | (923,083) | 965,264 | 379,005 | 179,598 | 1,535,014 |
| Net realized and unrealized gains (losses) on investments | (636,460) | 1,472,031 | 137,394 | 484,509 | 1,772,563 |
| | | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $(431,644) | $1,626,656 | $690,587 | $497,778 | $1,758,225 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 1999

| | Van Eck | | | |
|---|---|---|---|---|
| | **Worldwide Hard Assets** | **Worldwide Bond** | **Worldwide Emerging Markets** | **Worldwide Real Estate** |
| **Investment income** | | | | |
| Dividends from mutual funds | $ 16,585 | $ 12,446 | $ – | $ 1,795 |
| Less valuation period deductions *(Note 2)* | 12,646 | 2,550 | 10,886 | 1,732 |
| Net investment income (loss) | 3,939 | 9,896 | (10,886) | 63 |
| | | | | |
| **Realized and unrealized gains (losses) on investments** | | | | |
| Net realized gains (losses) on investments | (313,009) | (25,853) | 410,384 | 1,622 |
| Net unrealized gains (losses) on investments | 592,123 | (9,920) | 809,962 | (17,973) |
| Net realized and unrealized gains (losses) on investments | 279,114 | (35,773) | 1,220,346 | (16,351) |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $283,053 | $(25,877) | $1,209,460 | $(16,288) |

*See accompanying notes.*

Financial
Statements

# Security Life Separate Account L1

## Statement of Operations (continued)

Year ended December 31, 1999

| | AIM | |
| --- | --- | --- |
| | **Capital Appreciation** | **Government Securities** |
| **Investment income** | | |
| Dividends from mutual funds | $ 113,467 | $198,299 |
| Less valuation period deductions *(Note 2)* | 19,289 | 31,722 |
| Net investment income (loss) | 94,178 | 166,577 |
| | | |
| **Realized and unrealized gains (losses) on investments** | | |
| Net realized gains (losses) on investments | 92,256 | (8,224) |
| Net unrealized gains (losses) on investments | 1,257,369 | (220,437) |
| Net realized and unrealized gains (losses) on investments | 1,349,625 | (228,661) |
| | | |
| **Net increase (decrease) in net assets resulting from operations** | $1,443,803 | $ (62,084) |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets

Year ended December 31, 2001

|  | NB | | |
|---|---|---|---|
|  | **Limited Maturity Bond** | **Growth** | **Partners** |
| **Increase (decrease) in net assets** | | | |
| **Operations** | | | |
| Net investment income (loss) | $ 820,751 | $ 6,846,928 | $ 970,171 |
| Net realized gains (losses) on investments | (87,864) | (11,434,496) | (2,225,180) |
| Net unrealized gains (losses) on investments | 569,231 | (1,174,669) | 527,179 |
| Increase (decrease) in net assets from operations | 1,302,118 | (5,762,237) | (727,830) |
| **Changes from principal transactions** | | | |
| Net premiums | 3,295,398 | 3,628,883 | 4,728,769 |
| Cost of insurance and administrative charges | (685,448) | (725,661) | (1,603,314) |
| Benefit payments | – | – | – |
| Surrenders | (495,304) | (254,511) | (1,147,488) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 5,067,884 | (3,811,594) | 3,353,033 |
| Other | (3,430) | 473 | 31,954 |
| Increase (decrease) from principal transactions | 7,179,100 | (1,162,410) | 5,362,954 |
| Total increase (decrease) in net assets | 8,481,218 | (6,924,647) | 4,635,124 |
| Net assets at beginning of year | 14,494,151 | 19,944,906 | 27,555,779 |
| Net assets at end of year | $22,975,369 | $13,020,259 | $32,190,903 |

*See accompanying notes.*

Financial Statements

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

| | Alger | | | |
|---|---|---|---|---|
| | American Small Capitalization | American MidCap Growth | American Growth | American Leveraged AllCap |
| **Increase (decrease) in net assets** | | | | |
| | | | | |
| **Operations** | | | | |
| Net investment income (loss) | $ (147,496) | $16,328,126 | $ 6,007,073 | $ 673,986 |
| Net realized gains (losses) on investments | (4,309,122) | (18,083,166) | (2,236,799) | (11,574,279) |
| Net unrealized gains (losses) on investments | (3,834,697) | (871,507) | (10,755,118) | 6,004,341 |
| Increase (decrease) in net assets from operations | (8,291,315) | (2,626,547) | (6,984,844) | (4,895,952) |
| | | | | |
| **Changes from principal transactions** | | | | |
| Net premiums | 5,708,041 | 9,828,654 | 11,712,597 | 6,382,755 |
| Cost of insurance and administrative charges | (1,311,713) | (1,992,952) | (2,826,690) | (1,710,023) |
| Benefit payments | – | – | – | – |
| Surrenders | (786,316) | (1,310,921) | (1,469,772) | (1,011,779) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | (1,538,649) | 5,468,382 | (1,714,891) | (5,812) |
| Other | (21,033) | (97,570) | (82,542) | 138,708 |
| Increase (decrease) from principal transactions | 2,050,330 | 11,895,593 | 5,618,702 | 3,793,849 |
| | | | | |
| Total increase (decrease) in net assets | (6,240,985) | 9,269,046 | (1,366,142) | (1,102,103) |
| | | | | |
| Net assets at beginning of year | 26,169,130 | 33,293,751 | 50,118,432 | 24,377,608 |
| | | | | |
| Net assets at end of year | $19,928,145 | $42,562,797 | $48,752,290 | $23,275,505 |

*See accompanying notes.*

# Statement of Changes in Net Assets (continued)

## Year ended December 31, 2001

| | | | | | Fidelity | | | |
|---|---|---|---|---|---|---|---|---|
| | **Asset Manager** | **Asset Manager SC** | **Growth** | **Growth SC** | **Overseas** | **Overseas SC** | **Money Market** | **Index 500** |
| **Increase (decrease) in net assets** | | | | | | | | |
| **Operations** | | | | | | | | |
| Net investment income (loss) | $ 761,578 | $ – | $ 4,077,002 | $ – | $ 5,061,055 | $ – | $ 2,544,136 | $ 621,013 |
| Net realized gains (losses) on investments | (1,814,082) | (732) | (15,379,391) | (11,229) | (14,704,916) | (1,125) | – | 2,221,426 |
| Net unrealized gains (losses) on investments | 349,904 | 7,820 | (1,622,287) | 11,404 | (583,408) | (8,761) | – | (26,837,194) |
| Increase (decrease) in net assets from operations | (702,600) | 7,088 | (12,924,676) | 175 | (10,227,269) | (9,886) | 2,544,136 | (23,994,755) |
| **Changes from principal transactions** | | | | | | | | |
| Net premiums | 4,928,026 | 258,504 | 14,447,067 | 178,717 | 9,192,216 | 109,043 | 117,488,335 | 49,621,850 |
| Cost of insurance and administrative charges | (1,113,478) | (14,177) | (3,260,239) | (5,041) | (1,994,142) | (2,894) | (4,840,874) | (10,446,440) |
| Benefit payments | – | – | – | – | – | – | (635,172) | – |
| Surrenders | (498,056) | – | (2,691,247) | – | (1,735,115) | 5 | (3,841,661) | (7,463,200) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 1,499,048 | 61,002 | (4,315,470) | 35,724 | (3,404,356) | 54,084 | (77,914,357) | 11,980,505 |
| Other | (25,230) | 1,633 | (10,528) | (90) | (87,915) | 518 | 18,057 | (234,355) |
| Increase (decrease) from principal transactions | 4,790,310 | 306,962 | 4,169,583 | 209,310 | 1,970,688 | 160,756 | 30,274,328 | 43,458,360 |
| Total increase (decrease) in net assets | 4,087,710 | 314,050 | (8,755,093) | 209,485 | (8,256,581) | 150,870 | 32,818,464 | 19,463,605 |
| Net assets at beginning of year | 15,754,618 | – | 68,506,203 | – | 43,321,877 | – | 62,014,812 | 180,940,441 |
| Net assets at end of year | $19,842,328 | $314,050 | $59,751,110 | $209,485 | $35,065,296 | $150,870 | $94,833,276 | $200,404,046 |

*See accompanying notes.*

Financial Statements

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

| | INVESCO | | | | |
| --- | --- | --- | --- | --- | --- |
| | **Total Return** | **Equity Income** | **High Yield** | **Utilities** | **Small Company Growth** |
| **Increase (decrease) in net assets** | | | | | |
| | | | | | |
| **Operations** | | | | | |
| Net investment income (loss) | $ 227,861 | $ 221,977 | $ 1,049,426 | $ 22,522 | $ (91,669) |
| Net realized gains (losses) on investments | (658,064) | 85,514 | (619,401) | (308,679) | (2,076,897) |
| Net unrealized gains (losses) on investments | 215,214 | (2,794,783) | (2,082,139) | (3,121,553) | (369,834) |
| Increase (decrease) in net assets from operations | (214,989) | (2,487,292) | (1,652,114) | (3,407,710) | (2,538,400) |
| | | | | | |
| **Changes from principal transactions** | | | | | |
| Net premiums | 3,859,882 | 6,274,961 | 2,362,344 | 2,759,195 | 3,465,524 |
| Cost of insurance and administrative charges | (981,884) | (1,712,565) | (640,769) | (544,844) | (678,377) |
| Benefit payments | – | – | – | – | – |
| Surrenders | (605,337) | (547,139) | (254,529) | (111,633) | (529,298) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 1,489,607 | 6,071,660 | 391,814 | 1,373,706 | 3,317,951 |
| Other | 5,403 | (34,044) | 4,411 | 47,172 | (24,057) |
| Increase (decrease) from principal transactions | 3,767,671 | 10,052,873 | 1,863,271 | 3,523,596 | 5,551,743 |
| | | | | | |
| Total increase (decrease) in net assets | 3,552,682 | 7,565,581 | 211,157 | 115,886 | 3,013,343 |
| | | | | | |
| Net assets at beginning of year | 11,694,631 | 21,536,096 | 10,496,352 | 7,811,932 | 11,848,103 |
| | | | | | |
| Net assets at end of year | $15,247,313 | $29,101,677 | $10,707,509 | $7,927,818 | $14,861,446 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

|  | Van Eck | | | |
|---|---|---|---|---|
|  | Worldwide Hard Assets | Worldwide Bond | Worldwide Emerging Markets | Worldwide Real Estate |
| **Increase (decrease) in net assets** | | | | |
| **Operations** | | | | |
| Net investment income (loss) | $ 8,641 | $ 35,804 | $ (29,985) | $ 23,833 |
| Net realized gains (losses) on investments | 126,168 | (52,880) | (1,122,394) | 72,084 |
| Net unrealized gains (losses) on investments | (392,863) | (66,978) | 1,077,161 | 1,756 |
| Increase (decrease) in net assets from operations | (258,054) | (84,054) | (75,218) | 97,673 |
| **Changes from principal transactions** | | | | |
| Net premiums | 342,840 | 367,493 | 1,356,359 | 659,384 |
| Cost of insurance and administrative charges | (132,854) | (98,441) | (259,040) | (104,193) |
| Benefit payments | – | – | – | – |
| Surrenders | (673,391) | (10,393) | (105,458) | (2,318) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 137,343 | 117,746 | (960,427) | 863,760 |
| Other | (1,769) | 1,528 | (2,594) | (480) |
| Increase (decrease) from principal transactions | (327,831) | 377,933 | 28,840 | 1,416,153 |
| Total increase (decrease) in net assets | (585,885) | 293,879 | (46,378) | 1,513,826 |
| Net assets at beginning of year | 2,313,351 | 931,427 | 4,562,000 | 1,312,308 |
| Net assets at end of year | $1,727,466 | $1,225,306 | $4,515,622 | $2,826,134 |

*See accompanying notes.*

Financial
Statements

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

### Year ended December 31, 2001

| | AIM | |
|---|---|---|
| | **Capital Appreciation** | **Government Securities** |
| **Increase (decrease) in net assets** | | |
| | | |
| **Operations** | | |
| Net investment income (loss) | $ 937,905 | $ 573,256 |
| Net realized gains (losses) on investments | (2,979,016) | 2,676,383 |
| Net unrealized gains (losses) on investments | (3,129,679) | 231,049 |
| Increase (decrease) in net assets from operations | (5,170,790) | 3,480,688 |
| | | |
| **Changes from principal transactions** | | |
| Net premiums | 4,763,948 | 4,226,929 |
| Cost of insurance and administrative charges | (931,231) | (2,206,157) |
| Benefit payments | – | – |
| Surrenders | (428,080) | (342,794) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | (38,858,721) | 3,341,837 |
| Other | 2,417,659 | 400,826 |
| Increase (decrease) from principal transactions | (33,036,425) | 5,420,641 |
| | | |
| Total increase (decrease) in net assets | (38,207,215) | 8,901,329 |
| | | |
| Net assets at beginning of year | 51,038,676 | 16,763,898 |
| | | |
| Net assets at end of year | $12,831,461 | $25,665,227 |

*See accompanying notes.*

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

| | Equity Income | Growth | Hard Assets | GCG Limited Maturity Bond | Liquid Asset | MidCap Growth | Research | Total Return | Fully Managed |
|---|---|---|---|---|---|---|---|---|---|
| **Increase (decrease) in net assets** | | | | | | | | | |
| | | | | | | | | | |
| **Operations** | | | | | | | | | |
| Net investment income (loss) | $ 225 | $ – | $ – | $ 2,096,564 | $ 186,865 | $ 1,835 | $ 87 | $ 3,382 | $ 145,908 |
| Net realized gains (losses) on investments | (40) | (978) | – | 8,532 | – | (15,299) | (446) | (525) | (4,172) |
| Net unrealized gains (losses) on investments | (148) | 298 | – | (1,963,429) | – | 21,648 | (78) | (1,893) | (85,305) |
| Increase (decrease) in net assets from operations | 37 | (680) | – | 141,667 | 186,865 | 8,184 | (437) | 964 | 56,431 |
| | | | | | | | | | |
| **Changes from principal transactions** | | | | | | | | | |
| Net premiums | 4,020 | 7,110 | – | 144,609 | 17,241,086 | 96,915 | 4,019 | 37,494 | 320,026 |
| Cost of insurance and administrative charges | (320) | (319) | – | (291,274) | (399,712) | (7,121) | (265) | (1,316) | (43,440) |
| Benefit payments | – | – | – | – | – | – | – | – | – |
| Surrenders | – | – | – | (59,014) | (68,804) | 2 | – | – | (518) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 2,732 | (4,032) | – | 53,857,873 | (11,129,464) | 364,600 | (112) | 5,627 | 3,576,855 |
| Other | (18) | 376 | – | (111) | 10,586 | 2,890 | (8) | (96) | (231) |
| Increase (decrease) from principal transactions | 6,414 | 3,135 | – | 53,652,083 | 5,653,692 | 457,286 | 3,634 | 41,709 | 3,852,692 |
| | | | | | | | | | |
| Total increase (decrease) in net assets | 6,451 | 2,455 | – | 53,793,750 | 5,840,557 | 465,470 | 3,197 | 42,673 | 3,909,123 |
| | | | | | | | | | |
| Net assets at beginning of year | – | 1,233 | – | 876,798 | 1,991,502 | – | – | 10,533 | – |
| | | | | | | | | | |
| Net assets at end of year | $6,451 | $3,688 | $ – | $54,670,548 | $7,832,059 | $465,470 | $3,197 | $53,206 | $3,909,123 |

*See accompanying notes.*

Financial Statements

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

| Increase (decrease) in net assets | Janus | | | |
| | Growth | Aggressive Growth | Worldwide Growth | International Growth |
| --- | --- | --- | --- | --- |
| **Operations** | | | | |
| Net investment income (loss) | $ (8,958) | $ (8,795) | $ (5,721) | $ 5,116 |
| Net realized gains (losses) on investments | (147,023) | (231,210) | (214,517) | (324,204) |
| Net unrealized gains (losses) on investments | (355,294) | (240,987) | (160,388) | (312,755) |
| Increase (decrease) in net assets from operations | (511,275) | (480,992) | (380,626) | (631,843) |
| | | | | |
| **Changes from principal transactions** | | | | |
| Net premiums | 1,136,268 | 868,460 | 1,175,344 | 1,283,587 |
| Cost of insurance and administrative expenses | (104,121) | (94,851) | (115,877) | (134,454) |
| Benefit payments | – | – | – | – |
| Surrenders | (3,422) | (9,526) | (59,256) | (3,760) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 2,337,020 | 1,045,378 | 2,291,636 | 4,213,346 |
| Other | 971 | 4,665 | 3,908 | (7,166) |
| Increase (decrease) from principal transactions | 3,366,716 | 1,814,126 | 3,295,755 | 5,351,553 |
| | | | | |
| Total increase (decrease) in net assets | 2,855,441 | 1,333,134 | 2,915,129 | 4,719,710 |
| | | | | |
| Net assets at beginning of year | 243,641 | 524,583 | 319,420 | 420,616 |
| | | | | |
| Net assets at end of year | $3,099,082 | $1,857,717 | $3,234,549 | $5,140,326 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

| | M Funds | | | |
|---|---|---|---|---|
| | **Brandes** | **Clifton** | **Frontier** | **Turner** |
| **Increase (decrease) in net assets** | | | | |
| **Operations** | | | | |
| Net investment income (loss) | $ 88,586 | $ 49,268 | $ (2,911) | $ (256) |
| Net realized gains (losses) on investments | (3,407) | (1,576) | (12,747) | (1,138) |
| Net unrealized gains (losses) on investments | (85,989) | (19,553) | 113,573 | 6,123 |
| Increase (decrease) in net assets from operations | (810) | 28,139 | 97,915 | 4,729 |
| **Changes from principal transactions** | | | | |
| Net premiums | 99,251 | 74,071 | 72,923 | 19,338 |
| Cost of insurance and administrative expenses | (25,791) | (12,740) | (23,985) | (2,744) |
| Benefit payments | – | – | – | – |
| Surrenders | (851) | – | (811) | – |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 1,818,859 | 1,104,930 | 1,578,048 | 274,101 |
| Other | 4,560 | 35 | 2,865 | 405 |
| Increase (decrease) from principal transactions | 1,896,028 | 1,166,296 | 1,629,040 | 291,100 |
| Total increase (decrease) in net assets | 1,895,218 | 1,194,435 | 1,726,955 | 295,829 |
| Net assets at beginning of year | – | – | – | – |
| Net assets at end of year | $1,895,218 | $1,194,435 | $1,726,955 | $295,829 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

| | Pilgrim | | | |
|---|---|---|---|---|
| | **Growth Opportunities** | **MagnaCap** | **Mid-Cap Opportunities** | **Small Cap Opportunities** |
| **Increase (decrease) in net assets** | | | | |
| | | | | |
| **Operations** | | | | |
| Net investment income (loss) | $ (75) | $ 625 | $ (448) | $ (398) |
| Net realized gains (losses) on investments | (190) | (1,591) | (6,764) | (11,992) |
| Net unrealized gains (losses) on investments | 1,324 | 3,018 | 17,907 | 28,841 |
| Increase (decrease) in net assets from operations | 1,059 | 2,052 | 10,695 | 16,451 |
| | | | | |
| **Changes from principal transactions** | | | | |
| Net premiums | 8,387 | 52,648 | 24,812 | 171,078 |
| Cost of insurance and administrative expenses | (683) | (4,309) | (2,748) | (7,912) |
| Benefit payments | – | – | – | – |
| Surrenders | – | (69) | – | (176) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 137,795 | 151,007 | 256,650 | 550,115 |
| Other | 67 | 421 | 5,034 | 111 |
| Increase (decrease) from principal transactions | 145,566 | 199,698 | 283,748 | 713,216 |
| | | | | |
| Total increase (decrease) in net assets | 146,625 | 201,750 | 294,443 | 729,667 |
| | | | | |
| Net assets at beginning of year | – | – | – | – |
| | | | | |
| Net assets at end of year | $146,625 | $201,750 | $294,443 | $729,667 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

### Year ended December 31, 2001

| | Putnam | | | |
| --- | --- | --- | --- | --- |
| | New Opportunities | Voyager | Growth and Income | Small Cap Value |
| **Increase (decrease) in net assets** | | | | |
| | | | | |
| **Operations** | | | | |
| Net investment income (loss) | $ (587) | $ (456) | $ (3,794) | $ (7,241) |
| Net realized gains (losses) on investments | 2,370 | (1,070) | (5,484) | 2,459 |
| Net unrealized gains (losses) on investments | 39,965 | 9,229 | 59,773 | 481,874 |
| Increase (decrease) in net assets from operations | 41,748 | 7,703 | 50,495 | 477,092 |
| | | | | |
| **Changes from principal transactions** | | | | |
| Net premiums | 91,169 | 475,117 | 709,343 | 406,645 |
| Cost of insurance and administrative expenses | (5,178) | (5,555) | (26,279) | (50,824) |
| Benefit payments | – | – | – | – |
| Surrenders | (1) | (453) | (61) | (10,308) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 268,515 | 373,015 | 2,651,904 | 5,366,815 |
| Other | 1,178 | 2,655 | (2,706) | 1,756 |
| Increase (decrease) from principal transactions | 355,683 | 844,779 | 3,332,201 | 5,714,084 |
| | | | | |
| Total increase (decrease) in net assets | 397,431 | 852,482 | 3,382,696 | 6,191,176 |
| | | | | |
| Net assets at beginning of year | – | – | – | – |
| | | | | |
| Net assets at end of year | $397,431 | $852,482 | $3,382,696 | $6,191,176 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets

### Year ended December 31, 2000

|  | NB | | |
|---|---|---|---|
|  | **Limited Maturity Bond** | **Growth** | **Partners** |
| **Increase (decrease) in net assets** |  |  |  |
|  |  |  |  |
| **Operations** |  |  |  |
| Net investment income (loss) | $ 682,857 | $ 1,217,637 | $ 4,670,619 |
| Net realized gains (losses) on investments | (281,540) | 3,777,374 | (5,304,540) |
| Net unrealized gains (losses) on investments | 351,484 | (7,971,190) | 294,355 |
| Increase (decrease) in net assets from operations | 752,801 | (2,976,179) | (339,566) |
|  |  |  |  |
| **Changes from principal transactions** |  |  |  |
| Net premiums | 3,373,191 | 3,809,287 | 5,070,248 |
| Cost of insurance and administrative charges | (422,495) | (645,717) | (1,341,155) |
| Benefit payments | – | – | (19,938) |
| Surrenders | (485,003) | (434,853) | (2,800,785) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 72,092 | 7,083,628 | (2,572,843) |
| Other | 2,737 | 32,586 | 139,818 |
| Increase (decrease) from principal transactions | 2,540,522 | 9,844,931 | (1,524,655) |
|  |  |  |  |
| Total increase (decrease) in net assets | 3,293,323 | 6,868,752 | (1,864,221) |
|  |  |  |  |
| Net assets at beginning of year | 11,200,828 | 13,076,154 | 29,420,000 |
|  |  |  |  |
| Net assets at end of year | $14,494,151 | $19,944,906 | $27,555,779 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

| | Alger | | | |
| --- | --- | --- | --- | --- |
| | American Small Capitalization | American MidCap Growth | American Growth | American Leveraged AllCap |
| **Increase (decrease) in net assets** | | | | |
| | | | | |
| **Operations** | | | | |
| Net investment income (loss) | $ 9,719,584 | $ 2,741,533 | $ 5,883,133 | $ 2,258,350 |
| Net realized gains (losses) on investments | (9,976,931) | 1,057,836 | 1,775,571 | 2,107,246 |
| Net unrealized gains (losses) on investments | (9,435,613) | (2,672,195) | (16,304,212) | (12,453,495) |
| Increase (decrease) in net assets from operations | (9,692,960) | 1,127,174 | (8,645,508) | (8,087,899) |
| | | | | |
| **Changes from principal transactions** | | | | |
| Net premiums | 6,777,077 | 8,256,914 | 14,199,181 | 8,282,468 |
| Cost of insurance and administrative charges | (1,361,117) | (1,182,610) | (2,244,564) | (1,487,898) |
| Benefit payments | (8,499) | – | – | (19,872) |
| Surrenders | (1,213,521) | (527,415) | (1,866,225) | (404,726) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 3,623,099 | 8,242,898 | 7,157,011 | 2,790,151 |
| Other | 265,296 | 89,303 | 135,039 | 241,724 |
| Increase (decrease) from principal transactions | 8,082,335 | 14,879,090 | 17,380,442 | 9,401,847 |
| | | | | |
| Total increase (decrease) in net assets | (1,610,625) | 16,006,264 | 8,734,934 | 1,313,948 |
| | | | | |
| Net assets at beginning of year | 27,779,755 | 17,287,487 | 41,383,498 | 23,063,660 |
| | | | | |
| Net assets at end of year | $26,169,130 | $33,293,751 | $50,118,432 | $24,377,608 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

### Year ended December 31, 2000

| | Fidelity | | | | |
|---|---|---|---|---|---|
| | Asset Manager | Growth | Overseas | Money Market | Index 500 |
| **Increase (decrease) in net assets** | | | | | |
| | | | | | |
| **Operations** | | | | | |
| Net investment income (loss) | $ 1,363,966 | $ 6,180,846 | $ 3,215,373 | $ 2,457,580 | $ 989,611 |
| Net realized gains (losses) on investments | 8,816 | 2,581,814 | 1,800,478 | – | 6,124,495 |
| Net unrealized gains (losses) on investments | (2,092,103) | (17,925,268) | (13,999,080) | – | (24,758,151) |
| Increase (decrease) in net assets from operations | (719,321) | (9,162,608) | (8,983,229) | 2,457,580 | (17,644,045) |
| | | | | | |
| **Changes from principal transactions** | | | | | |
| Net premiums | 4,246,313 | 16,858,828 | 10,774,262 | 102,634,205 | 49,828,360 |
| Cost of insurance and administrative charges | (729,175) | (2,871,811) | (1,545,175) | (3,421,123) | (8,228,882) |
| Benefit payments | – | (8,585) | – | (1,512,600) | (12,997) |
| Surrenders | (523,096) | (1,526,139) | (1,310,651) | (1,580,652) | (6,472,537) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | (110,602) | 6,705,250 | 9,264,961 | (71,323,681) | 10,473,533 |
| Other | 41 | 353,438 | 137,428 | (36,325) | 81,243 |
| Increase (decrease) from principal transactions | 2,883,481 | 19,510,981 | 17,320,825 | 24,759,824 | 45,668,720 |
| | | | | | |
| Total increase (decrease) in net assets | 2,164,160 | 10,348,373 | 8,337,596 | 27,217,404 | 28,024,675 |
| | | | | | |
| Net assets at beginning of year | 13,590,458 | 58,157,830 | 34,984,281 | 34,797,408 | 152,915,766 |
| | | | | | |
| Net assets at end of year | $15,754,618 | $68,506,203 | $43,321,877 | $62,014,812 | $180,940,441 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

| | | | INVESCO | | |
|---|---|---|---|---|---|
| | Total Return | Equity Income | High Yield | Utilities | Small Company Growth |
| **Increase (decrease) in net assets** | | | | | |
| | | | | | |
| **Operations** | | | | | |
| Net investment income (loss) | $ 1,460,583 | $ 1,047,730 | $ 18,429 | $ 280,099 | $ 275,489 |
| Net realized gains (losses) on investments | (314,414) | 593,634 | (390,743) | 256,021 | 1,194,928 |
| Net unrealized gains (losses) on investments | (1,435,710) | (904,246) | (1,002,431) | (372,493) | (3,986,250) |
| Increase (decrease) in net assets from operations | (289,541) | 737,118 | (1,374,745) | 163,627 | (2,515,833) |
| | | | | | |
| **Changes from principal transactions** | | | | | |
| Net premiums | 4,101,918 | 5,744,367 | 2,639,161 | 2,052,375 | 4,054,004 |
| Cost of insurance and administrative charges | (753,096) | (1,128,125) | (507,500) | (326,968) | (399,089) |
| Benefit payments | – | (12,031) | – | – | – |
| Surrenders | (882,070) | (593,452) | (303,992) | (148,234) | (37,709) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | (858,136) | 588,741 | 584,364 | 1,906,098 | 6,191,646 |
| Other | (11,094) | (21,075) | 38,387 | 23,719 | 85,868 |
| Increase (decrease) from principal transactions | 1,597,522 | 4,578,425 | 2,450,420 | 3,506,990 | 9,894,720 |
| | | | | | |
| Total increase (decrease) in net assets | 1,307,981 | 5,315,543 | 1,075,675 | 3,670,617 | 7,378,887 |
| | | | | | |
| Net assets at beginning of year | 10,386,650 | 16,220,553 | 9,420,677 | 4,141,315 | 4,469,216 |
| | | | | | |
| Net assets at end of year | $11,694,631 | $21,536,096 | $10,496,352 | $7,811,932 | $11,848,103 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

### Year ended December 31, 2000

| | Van Eck | | | |
|---|---|---|---|---|
| | **Worldwide Hard Assets** | **Worldwide Bond** | **Worldwide Emerging Markets** | **Worldwide Real Estate** |
| **Increase (decrease) in net assets** | | | | |
| **Operations** | | | | |
| Net investment income (loss) | $ 7,508 | $ 15,590 | $ (31,191) | $ 7,488 |
| Net realized gains (losses) on investments | 140,202 | (14,783) | 87,666 | 7,144 |
| Net unrealized gains (losses) on investments | 123,530 | 23,588 | (2,508,578) | 137,513 |
| Increase (decrease) in net assets from operations | 271,240 | 24,395 | (2,452,103) | 152,145 |
| **Changes from principal transactions** | | | | |
| Net premiums | 358,451 | 329,600 | 2,190,959 | 411,834 |
| Cost of insurance and administrative charges | (106,083) | (44,145) | (190,748) | (43,360) |
| Benefit payments | – | – | – | – |
| Surrenders | (36,625) | (12,576) | (35,659) | (1,389) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | (475,702) | 298,840 | 1,965,172 | 244,536 |
| Other | (4,008) | 1,110 | (29,680) | (1,295) |
| Increase (decrease) from principal transactions | (263,967) | 572,829 | 3,900,044 | 610,326 |
| Total increase (decrease) in net assets | 7,273 | 597,224 | 1,447,941 | 762,471 |
| Net assets at beginning of year | 2,306,078 | 334,203 | 3,114,059 | 549,837 |
| Net assets at end of year | $2,313,351 | $931,427 | $4,562,000 | $1,312,308 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

| | AIM | |
| --- | --- | --- |
| | **Capital Appreciation** | **Government Securities** |
| **Increase (decrease) in net assets** | | |
| | | |
| **Operations** | | |
| Net investment income (loss) | $ 208,375 | $ 481,228 |
| Net realized gains (losses) on investments | 418,127 | 57,242 |
| Net unrealized gains (losses) on investments | (2,171,530) | 350,661 |
| Increase (decrease) in net assets from operations | (1,545,028) | 889,131 |
| | | |
| **Changes from principal transactions** | | |
| Net premiums | 4,809,190 | 2,162,787 |
| Cost of insurance and administrative charges | (550,172) | (311,399) |
| Benefit payments | – | – |
| Surrenders | (120,337) | (249,351) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 44,182,854 | 6,870,946 |
| Other | (1,046,753) | 7,451 |
| Increase (decrease) from principal transactions | 47,274,782 | 8,480,434 |
| | | |
| Total increase (decrease) in net assets | 45,729,754 | 9,369,565 |
| | | |
| Net assets at beginning of year | 5,308,922 | 7,394,333 |
| | | |
| Net assets at end of year | $51,038,676 | $16,763,898 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

### Year ended December 31, 2000

| | Equity Income | Growth | Hard Assets | GCG Limited Maturity Bond | Liquid Asset | MidCap Growth | Research | Total Return |
|---|---|---|---|---|---|---|---|---|
| **Increase (decrease) in net assets** | | | | | | | | |
| | | | | | | | | |
| **Operations** | | | | | | | | |
| Net investment income (loss) | $ – | $ 90 | $ – | $ 54,281 | $ 861,303 | $ – | $ – | $ 786 |
| Net realized gains (losses) on investments | – | – | – | – | – | – | – | – |
| Net unrealized gains (losses) on investments | – | (168) | – | (45,286) | – | – | – | (550) |
| Increase (decrease) in net assets from operations | – | (78) | – | 8,995 | 861,303 | – | – | 236 |
| | | | | | | | | |
| **Changes from principal transactions** | | | | | | | | |
| Net premiums | – | – | – | 868,271 | 53,113,856 | – | – | – |
| Cost of insurance and administrative charges | – | – | – | (3,837) | (698,485) | – | – | – |
| Benefit payments | | | | | | | | |
| Surrenders | – | – | – | – | – | – | – | – |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | – | 1,311 | – | 3,369 | (51,270,261) | – | – | 10,297 |
| Other | – | – | – | – | (14,911) | – | – | – |
| Increase (decrease) from principal transactions | – | 1,311 | – | 867,803 | 1,130,199 | – | – | 10,297 |
| | | | | | | | | |
| Total increase (decrease) in net assets | – | 1,233 | – | 876,798 | 1,991,502 | – | – | 10,533 |
| | | | | | | | | |
| Net assets at beginning of year | – | – | – | – | – | – | – | – |
| | | | | | | | | |
| Net assets at end of year | $ – | $1,233 | $ – | $876,798 | $ 1,991,502 | $ – | $ – | $10,533 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

| | | Janus | | |
|---|---|---|---|---|
| **Increase (decrease) in net assets** | **Growth** | **Aggressive Growth** | **Worldwide Growth** | **International Growth** |
| **Operations** | | | | |
| Net investment income (loss) | $ (180) | $ (218) | $ (64) | $ 597 |
| Net realized gains (losses) on investments | (1,546) | (86) | (7,584) | (513) |
| Net unrealized gains (losses) on investments | (15,107) | (50,478) | (16,753) | (16,513) |
| Increase (decrease) in net assets from operations | (16,833) | (50,782) | (24,401) | (16,429) |
| | | | | |
| **Changes from principal transactions** | | | | |
| Net premiums | 44,231 | 197,569 | 202,866 | 10,939 |
| Cost of insurance and administrative expenses | (1,752) | (2,059) | (1,621) | (2,221) |
| Benefit payments | – | – | – | – |
| Surrenders | – | – | – | – |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 216,576 | 370,746 | 142,784 | 430,359 |
| Other | 1,419 | 9,109 | (208) | (2,032) |
| Increase (decrease) from principal transactions | 260,474 | 575,365 | 343,821 | 437,045 |
| | | | | |
| Total increase (decrease) in net assets | 243,641 | 524,583 | 319,420 | 420,616 |
| | | | | |
| Net assets at beginning of year | – | – | – | – |
| | | | | |
| Net assets at end of year | $243,641 | $524,583 | $319,420 | $420,616 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets

Year ended December 31, 1999

|  | NB | | |
| --- | --- | --- | --- |
|  | **Limited Maturity Bond** | **Growth** | **Partners** |
| **Increase (decrease) in net assets** | | | |
|  | | | |
| **Operations** | | | |
| Net investment income (loss) | $ 802,897 | $ 382,777 | $ 567,027 |
| Net realized gains (losses) on investments | (293,615) | 318,964 | 532,601 |
| Net unrealized gains (losses) on investments | (423,477) | 3,714,218 | 506,991 |
| Increase (decrease) in net assets from operations | 85,805 | 4,415,959 | 1,606,619 |
|  | | | |
| **Changes from principal transactions** | | | |
| Net premiums | 2,691,658 | 1,968,259 | 5,031,635 |
| Cost of insurance and administrative charges | (532,487) | (382,030) | (1,258,014) |
| Benefit payments | – | – | – |
| Surrenders | (1,033,731) | (175,255) | (320,942) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | (5,610,959) | (1,798,195) | 1,895,261 |
| Other | 22,193 | 21,256 | 2,199 |
| Increase (decrease) from principal transactions | (4,463,326) | (365,965) | 5,350,139 |
|  | | | |
| Total increase (decrease) in net assets | (4,377,521) | 4,049,994 | 6,956,758 |
|  | | | |
| Net assets at beginning of year | 15,578,349 | 9,026,160 | 22,463,242 |
|  | | | |
| Net assets at end of year | $11,200,828 | $13,076,154 | $29,420,000 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

### Year ended December 31, 1999

| | Alger | | | |
| --- | --- | --- | --- | --- |
| | **American Small Capitalization** | **American MidCap Growth** | **American Growth** | **American Leveraged AllCap** |
| **Increase (decrease) in net assets** | | | | |
| **Operations** | | | | |
| Net investment income (loss) | $ 2,058,314 | $ 1,547,583 | $ 2,530,830 | $ 631,343 |
| Net realized gains (losses) on investments | 94,825 | 322,974 | 2,007,625 | 2,597,845 |
| Net unrealized gains (losses) on investments | 5,993,398 | 2,015,333 | 4,584,649 | 4,907,565 |
| Increase (decrease) in net assets from operations | 8,146,537 | 3,885,890 | 9,123,104 | 8,136,753 |
| **Changes from principal transactions** | | | | |
| Net premiums | 4,618,903 | 3,508,936 | 7,654,291 | 3,464,401 |
| Cost of insurance and administrative charges | (957,053) | (661,896) | (1,597,077) | (621,343) |
| Benefit payments | – | – | – | – |
| Surrenders | (986,740) | (286,174) | (1,594,894) | (579,955) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 1,461,610 | 1,637,697 | 4,904,801 | 5,793,425 |
| Other | (6,873) | (17,173) | (10,341) | 69,050 |
| Increase (decrease) from principal transactions | 4,129,847 | 4,181,390 | 9,356,780 | 8,125,578 |
| Total increase (decrease) in net assets | 12,276,384 | 8,067,280 | 18,479,884 | 16,262,331 |
| Net assets at beginning of year | 15,503,371 | 9,220,207 | 22,903,614 | 6,801,329 |
| Net assets at end of year | $27,779,755 | $17,287,487 | $41,383,498 | $23,063,660 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

| | Fidelity | | | | |
|---|---|---|---|---|---|
| | Asset Manager | Growth | Overseas | Money Market | Index 500 |
| **Increase (decrease) in net assets** | | | | | |
| **Operations** | | | | | |
| Net investment income (loss) | $ 714,882 | $ 3,199,633 | $ 631,807 | $ 1,089,493 | $ 643,366 |
| Net realized gains (losses) on investments | 122,474 | 7,459,882 | 553,230 | – | 3,223,226 |
| Net unrealized gains (losses) on investments | 316,538 | 3,509,953 | 8,740,414 | – | 17,585,537 |
| Increase (decrease) in net assets from operations | 1,153,894 | 14,169,468 | 9,925,451 | 1,089,493 | 21,452,129 |
| **Changes from principal transactions** | | | | | |
| Net premiums | 3,791,052 | 9,969,268 | 5,963,624 | 62,143,060 | 33,943,409 |
| Cost of insurance and administrative charges | (604,489) | (1,912,531) | (1,071,163) | (2,273,369) | (5,761,157) |
| Benefit payments | – | – | – | (542,037) | – |
| Surrenders | (641,428) | (1,308,922) | (1,227,419) | (1,281,819) | (3,427,493) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | (349,280) | 4,285,808 | 788,107 | (42,741,942) | 20,481,318 |
| Other | 3,430 | 54,597 | 23,794 | (8,230) | 73,191 |
| Increase (decrease) from principal transactions | 2,199,285 | 11,088,220 | 4,476,943 | 15,295,663 | 45,309,268 |
| Total increase (decrease) in net assets | 3,353,179 | 25,257,688 | 14,402,394 | 16,385,156 | 66,761,397 |
| Net assets at beginning of year | 10,237,279 | 32,900,142 | 20,581,887 | 18,412,252 | 86,154,369 |
| Net assets at end of year | $13,590,458 | $58,157,830 | $34,984,281 | $34,797,408 | $152,915,766 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

### Year ended December 31, 1999

| | INVESCO | | | | |
|---|---|---|---|---|---|
| | **Total Return** | **Equity Income** | **High Yield** | **Utilities** | **Small Company Growth** |
| **Increase (decrease) in net assets** | | | | | |
| | | | | | |
| **Operations** | | | | | |
| Net investment income (loss) | $ 204,816 | $ 154,625 | $ 553,193 | $ 13,269 | $ (14,338) |
| Net realized gains (losses) on investments | 286,623 | 506,767 | (241,611) | 304,911 | 237,549 |
| Net unrealized gains (losses) on investments | (923,083) | 965,264 | 379,005 | 179,598 | 1,535,014 |
| Increase (decrease) in net assets from operations | (431,644) | 1,626,656 | 690,587 | 497,778 | 1,758,225 |
| | | | | | |
| **Changes from principal transactions** | | | | | |
| Net premiums | 4,580,034 | 4,374,844 | 1,987,501 | 1,127,118 | 701,226 |
| Cost of insurance and administrative charges | (764,047) | (922,117) | (471,532) | (198,877) | (104,246) |
| Benefit payments | – | – | – | – | – |
| Surrenders | (239,246) | (333,959) | (155,182) | (820,016) | (18,725) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | (854,496) | 643,961 | (518,177) | 1,491,088 | 1,377,972 |
| Other | (9,279) | (21,837) | 4,698 | 3,264 | 6,086 |
| Increase (decrease) from principal transactions | 2,712,966 | 3,740,892 | 847,308 | 1,602,577 | 1,962,313 |
| | | | | | |
| Total increase (decrease) in net assets | 2,281,322 | 5,367,548 | 1,537,895 | 2,100,355 | 3,720,538 |
| | | | | | |
| Net assets at beginning of year | 8,105,328 | 10,853,005 | 7,882,782 | 2,040,960 | 748,678 |
| | | | | | |
| Net assets at end of year | $10,386,650 | $16,220,553 | $9,420,677 | $4,141,315 | $4,469,216 |

*See accompanying notes.*

Financial Statements

---

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

### Year ended December 31, 1999

| | Van Eck | | | |
|---|---|---|---|---|
| | Worldwide Hard Assets | Worldwide Bond | Worldwide Emerging Markets | Worldwide Real Estate |
| **Increase (decrease) in net assets** | | | | |
| | | | | |
| **Operations** | | | | |
| Net investment income (loss) | $ 3,939 | $ 9,896 | $ (10,886) | $ 63 |
| Net realized gains (losses) on investments | (313,009) | (25,853) | 410,384 | 1,622 |
| Net unrealized gains (losses) on investments | 592,123 | (9,920) | 809,962 | (17,973) |
| Increase (decrease) in net assets from operations | 283,053 | (25,877) | 1,209,460 | (16,288) |
| | | | | |
| **Changes from principal transactions** | | | | |
| Net premiums | 441,045 | 253,322 | 416,537 | 200,716 |
| Cost of insurance and administrative charges | (86,064) | (17,509) | (56,532) | (13,351) |
| Benefit payments | – | – | – | – |
| Surrenders | (23,325) | – | (5,545) | (4,461) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 602,367 | (80,721) | 1,091,100 | 306,489 |
| Other | 15,247 | (819) | (2,117) | 451 |
| Increase (decrease) from principal transactions | 949,270 | 154,273 | 1,443,443 | 489,844 |
| | | | | |
| Total increase (decrease) in net assets | 1,232,323 | 128,396 | 2,652,903 | 473,556 |
| | | | | |
| Net assets at beginning of year | 1,073,755 | 205,807 | 461,156 | 76,281 |
| | | | | |
| Net assets at end of year | $2,306,078 | $334,203 | $3,114,059 | $549,837 |

*See accompanying notes.*

# Security Life Separate Account L1

## Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

|  | AIM | |
| --- | --- | --- |
|  | **Capital Appreciation** | **Government Securities** |
| **Increase (decrease) in net assets** | | |
|  | | |
| **Operations** | | |
| Net investment income (loss) | $ 94,178 | $ 166,577 |
| Net realized gains (losses) on investments | 92,256 | (8,224) |
| Net unrealized gains (losses) on investments | 1,257,369 | (220,437) |
| Increase (decrease) in net assets from operations | 1,443,803 | (62,084) |
|  | | |
| **Changes from principal transactions** | | |
| Net premiums | 1,497,094 | 1,714,474 |
| Cost of insurance and administrative charges | (216,619) | (165,512) |
| Benefit payments | – | – |
| Surrenders | (18,584) | (582,842) |
| Net transfers among divisions (including the loan division and guaranteed interest division in the general account) | 1,391,719 | 3,892,482 |
| Other | 7,073 | 2,098 |
| Increase (decrease) from principal transactions | 2,660,683 | 4,860,700 |
|  | | |
| Total increase (decrease) in net assets | 4,104,486 | 4,798,616 |
|  | | |
| Net assets at beginning of year | 1,204,436 | 2,595,717 |
|  | | |
| Net assets at end of year | $5,308,922 | $7,394,333 |

*See accompanying notes.*

# Security Life Separate Account L1

## Notes to Financial Statements

December 31, 2001

### 1. Organization

Security Life Separate Account L1 (the "Separate Account") was established by resolution of the Board of Directors of Security Life of Denver Insurance Company (the "Company") on November 3, 1993. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

The Separate Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Benefits Variable Universal Life, Asset Portfolio Manager Variable Universal Life, and Estate Designer policies ("Variable Universal Life Policies") offered by the Company. Corporate Benefits Variable Universal Life and Strategic Benefits Variable Universal Life became effective in 2000 and are defined as Class B policies due to their mortality and expense charge structure. Asset Portfolio Manager Variable Universal Life became effective in 2001 and is also defined as a Class B policy. All other Variable Universal Life Policies are defined as Class A policies. The Separate Account may be used to support other variable life policies as the Company offers them. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of December 31, 2001, the Separate Account offered 51 investment divisions (collectively, the "Funds") available to the policyholders, 38 of which invest in an independently managed mutual fund portfolio and 13 of which invest in a mutual fund portfolio managed by an affiliate, either Directed Services, Inc. or ING Pilgrim Investments, LLC.

**1. Organization  (continued)**

The Funds are as follows:

**Portfolio Managers/Portfolios (Funds)**

Neuberger Berman Management Incorporated ("NB"):
    Neuberger Berman Limited Maturity Bond Portfolio
    Neuberger Berman Growth Portfolio
    Neuberger Berman Partners Portfolio

Fred Alger Management, Inc. ("Alger"):
    Alger American Small Capitalization Portfolio
    Alger American MidCap Growth Portfolio
    Alger American Growth Portfolio
    Alger American Leveraged AllCap Portfolio

Fidelity Management & Research Company ("Fidelity"):
    Fidelity Investments VIP II Asset Manager Portfolio
    Fidelity Investments VIP II Asset Manager Service Class Portfolio
    Fidelity Investments VIP Growth Portfolio
    Fidelity Investments VIP Growth Service Class Portfolio
    Fidelity Investments VIP Overseas Portfolio
    Fidelity Investments VIP Overseas Service Class Portfolio
    Fidelity Investments VIP Money Market Portfolio
    Fidelity Investments VIP II Index 500 Portfolio

INVESCO Funds Group, Inc. ("INVESCO"):
    INVESCO VIF Total Return Portfolio
    INVESCO VIF Equity Income Portfolio
    INVESCO VIF High Yield Portfolio
    INVESCO VIF Utilities Portfolio
    INVESCO VIF Small Company Growth Portfolio

Van Eck Associates Corporation ("Van Eck"):
    Van Eck Worldwide Hard Assets Portfolio
    Van Eck Worldwide Bond Portfolio
    Van Eck Worldwide Emerging Markets Portfolio
    Van Eck Worldwide Real Estate Portfolio

AIM Advisors, Inc. ("AIM"):
    AIM VI - Capital Appreciation Portfolio
    AIM VI - Government Securities Portfolio

Financial Statements

**1. Organization  (continued)**

**Portfolio Managers/Portfolios (Funds) (continued)**

Directed Services, Inc. ("GCG"):
   GCG Trust - Equity Income Portfolio
   GCG Trust - Growth Portfolio
   GCG Trust - Hard Assets Portfolio
   GCG Trust - Limited Maturity Bond Portfolio
   GCG Trust - Liquid Asset Portfolio
   GCG Trust - MidCap Growth Portfolio
   GCG Trust - Research Portfolio
   GCG Trust - Total Return Portfolio
   GCG Trust - Fully Managed Portfolio

Janus Aspen Series Funds ("Janus"):
   Growth Portfolio
   Aggressive Growth Portfolio
   Worldwide Growth Portfolio
   International Growth Portfolio

M Fund, Inc. ("M"):
   Brandes International Equity Fund
   Clifton Enhanced U.S. Equity Fund
   Frontier Capital Appreciation Fund
   Turner Core Growth Fund

ING Pilgrim Investments, LLC ("Pilgrim"):
   VP Growth Opportunities Portfolio
   VP MagnaCap Portfolio
   VP MidCap Opportunities Portfolio
   VP SmallCap Opportunities Portfolio

Putnam Investment Management, LLC ("Putnam"):
   Putnam VT New Opportunities Fund – Class 1B Shares
   Putnam VT Voyager Fund – Class 1B Shares
   Putnam VT Growth and Income Fund – Class 1B Shares
   Putnam VT Small Cap Value Fund – Class 1B Shares

Effective May 1, 2001, 16 new divisions became available to the policyholders for investment in the following funds:

Fidelity Management & Research Company ("Fidelity"):
   Fidelity Investments VIP II Asset Manager Service Class Portfolio
   Fidelity Investments VIP Growth Service Class Portfolio
   Fidelity Investments VIP Overseas Service Class Portfolio

**1. Organization (continued)**

**Portfolio Managers/Portfolios (Funds)**

Directed Services, Inc. ("GCG"):
   GCG Trust - Fully Managed Portfolio

M Fund, Inc. ("M"):
   Brandes International Equity Fund
   Clifton Enhanced U.S. Equity Fund
   Frontier Capital Appreciation Fund
   Turner Core Growth Fund

ING Pilgrim Investments, LLC ("Pilgrim"):
   VP Growth Opportunities Portfolio
   VP MagnaCap Portfolio
   VP Mid-Cap Opportunities Portfolio
   VP SmallCap Opportunities Portfolio

Putnam Investment Management, LLC ("Putnam"):
   Putnam VT New Opportunities Fund – Class 1B Shares
   Putnam VT Voyager Fund – Class 1B Shares
   Putnam VT Growth and Income Fund – Class 1B Shares
   Putnam VT Small Cap Value Fund – Class 1B Shares

The Variable Universal Life Policies allow the policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The Variable Universal Life Policies also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Division ("GID") in the Company's general account. The GID guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in these Separate Account statements.

**2. Summary of Significant Accounting Policies**

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Statements

Notes to Financial Statements (continued)

**2. Summary of Significant Accounting Policies (continued)**

The significant accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes that follow:

**Investment Valuation**

The investments in shares of the Funds are valued at the closing net asset value (fair value) per share as determined by the Funds on the day of measurement.

**Investment Transactions and Related Investment Income**

The investments in shares of the Funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from sales transactions are reported using the first-in, first-out ("FIFO") method of accounting for cost. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized gain or loss on investment.

**Valuation Period Deductions**

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship and Estate Designer policies (Class A Policies), charges are made directly against the assets of the Separate Account divisions and are reflected daily in the computation of the unit values of the divisions.

A daily deduction, at an annual rate of .75% of the daily asset value of the Separate Account divisions, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charges for the years ended December 31, 2001, 2000, and 1999 were $5,129,482, $4,508,171, and $2,908,885, respectively.

For the Corporate Benefits, Strategic Benefits and Asset Portfolio Manager policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

For Corporate Benefits policies, a monthly deduction, at an annual rate of .20% of the account value, is charged. For Strategic Benefits policies, a monthly deduction, at an annual rate of .85%, .60% and .05% of the account value, is charged during policy years 1 through 10, 11 through 20, and 21 and later, respectively. For Asset Portfolio Manager

**2. Summary of Significant Accounting Policies (continued)**

policies, a monthly deduction, at an annual rate of .90% and .45% of the account value, is charged during policy years 1 through 10 and 11 through 20, respectively.  There is no mortality and expense charge after year 20 for Asset Portfolio Manager policies.  Total mortality and expense charges for these policies for the years ended December 31, 2001 and 2000 were $180,487 and $42,000, respectively, and are included in the Statements of Changes in Net Assets as cost of insurance and administrative charges.

**Policyholder Reserves**

Policyholder reserves are recorded in the Separate Account at the aggregate account values of the policyholders invested in the Separate Account divisions.  To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.

**3. Related Party Transactions**

For the year ended December 31, 2001, management fees were paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to GCG Trust.  The Fund's advisory agreement provided for a fee at an annual rate of .94% of the average net assets of the Equity Income, Hard Assets and Fully Managed Portfolios, .99% of the average net assets of the Growth Portfolio, .54% of the average net assets of the Limited Maturity Bond and Liquid Assets Portfolios, and .88% of the average net assets of the MidCap, Research and Total Return Portfolios.  In addition, management fees were paid to ING Pilgrim Investments, LLC, an affiliate of the Company, in its capacity as investment advisor to Pilgrim Variable Products Trust.  The Fund's advisory agreement provides for a fee at an annual rate of .75% of the average net assets of the fund for all available Pilgrim funds.

**4. Investments**

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and divisional transfers from other divisions.  Fund shares are redeemed for the payment of benefits, surrenders, transfers to other divisions, and charges by the Company for certain costs of insurance and administrative charges. The cost of insurance and administrative charges for the years ended December 31, 2001, 2000, and 1999 were $42,185,259, $30,552,382, and $20,649,015, respectively.  Dividends made by the Funds are reinvested in the Funds.

Financial
Statements

# Security Life Separate Account L1

## Notes to Financial Statements (continued)

### 4. Investments (continued)

For the year ended December 31, 2001, the cost of purchases (plus reinvested dividends) and sales of investments are as follows:

| Fund | Beginning of Year | Purchases | Sales | End of Year |
|---|---|---|---|---|
| **Neuberger Berman Management Inc.:** | | | | |
| Limited Maturity Bond | $ 14,317,177 | $ 16,032,595 | $ (8,123,234) | $ 22,226,538 |
| Growth | 23,675,702 | 13,235,073 | (19,037,677) | 17,873,098 |
| Partners | 26,760,069 | 36,952,816 | (32,848,817) | 30,864,068 |
| | | | | |
| **Fred Alger Management, Inc.:** | | | | |
| American Small Capitalization | 29,017,464 | 8,297,454 | (10,700,161) | 26,614,757 |
| American MidCap Growth | 32,585,413 | 64,242,356 | (54,197,808) | 42,629,961 |
| American Growth | 57,519,366 | 20,336,843 | (10,835,418) | 67,020,791 |
| American Leveraged AllCap | 30,403,675 | 42,943,940 | (50,121,218) | 23,226,397 |
| | | | | |
| **Fidelity Management & Research Co.:** | | | | |
| Asset Manager | 16,794,005 | 14,332,044 | (10,475,832) | 20,650,217 |
| Asset Manager SC | – | 322,411 | (16,181) | 306,230 |
| Growth | 76,947,214 | 39,615,539 | (46,633,643) | 69,929,110 |
| Growth SC | – | 287,237 | (89,156) | 198,081 |
| Overseas | 47,778,416 | 46,281,254 | (53,978,530) | 40,081,140 |
| Overseas SC | – | 167,184 | (7,553) | 159,631 |
| Money Market | 62,301,092 | 192,352,515 | (159,578,401) | 95,075,206 |
| Index 500 | 171,986,004 | 65,277,579 | (19,047,917) | 218,215,666 |
| | | | | |
| **INVESCO Funds Group, Inc.:** | | | | |
| Total Return | 13,758,395 | 6,344,012 | (3,015,012) | 17,087,395 |
| Equity Income | 20,783,337 | 16,814,165 | (6,420,880) | 31,176,622 |
| High Yield | 11,975,324 | 6,514,465 | (4,278,473) | 14,211,316 |
| Utilities | 7,691,761 | 5,505,966 | (2,273,953) | 10,923,774 |
| Small Company Growth | 14,096,290 | 8,908,835 | (5,540,403) | 17,464,722 |
| | | | | |
| **Van Eck Associates Corporation:** | | | | |
| Worldwide Hard Assets | 2,041,764 | 1,423,526 | (1,616,549) | 1,848,741 |
| Worldwide Bond | 913,802 | 1,357,384 | (996,529) | 1,274,657 |
| Worldwide Emerging Markets | 6,215,858 | 2,432,742 | (3,556,064) | 5,092,536 |
| Worldwide Real Estate | 1,192,797 | 2,513,282 | (1,001,214) | 2,704,865 |
| | | | | |
| **AIM Advisors, Inc.:** | | | | |
| Capital Appreciation | 51,815,173 | 12,645,062 | (47,723,642) | 16,736,593 |
| Government Securities | 16,599,323 | 59,154,458 | (50,443,395) | 25,310,386 |
| | | | | |
| **Directed Services, Inc. (GCG):** | | | | |
| Equity Income | – | 9,309 | (2,710) | 6,599 |
| Growth | 1,401 | 15,498 | (13,340) | 3,559 |
| Hard Assets | – | – | – | – |
| Limited Maturity Bond | 922,084 | 56,179,956 | (422,776) | 56,679,264 |
| Liquid Asset | 1,991,502 | 20,343,574 | (14,503,017) | 7,832,059 |
| MidCap Growth | – | 519,237 | (75,414) | 443,823 |
| Research | – | 6,638 | (3,364) | 3,274 |
| Total Return | 11,083 | 55,089 | (10,523) | 55,649 |
| Fully Managed | – | 4,099,609 | (105,180) | 3,994,429 |
| | | | | |
| **Janus Funds:** | | | | |
| Growth | 258,748 | 3,804,930 | (594,196) | 3,469,482 |
| Aggressive Growth | 575,061 | 2,113,468 | (539,347) | 2,149,182 |
| Worldwide Growth | 336,173 | 4,062,782 | (987,267) | 3,411,688 |
| International Growth | 437,129 | 6,516,625 | (1,470,766) | 5,482,988 |

## Notes to Financial Statements (continued)

### 4. Investments (continued)

| Fund | Beginning of Year | Purchases | Sales | End of Year |
|---|---|---|---|---|
| M Fund, Inc.: | | | | |
| Brandes | $ – | $ 2,037,956 | $ (56,749) | $ 1,981,207 |
| Clifton | – | 1,236,044 | (22,056) | 1,213,988 |
| Frontier | – | 2,640,008 | (1,026,625) | 1,613,383 |
| Turner | – | 297,108 | (7,402) | 289,706 |
| | | | | |
| ING Pilgrim Investments, LLC: | | | | |
| Growth Opportunities | – | 149,725 | (4,425) | 145,300 |
| MagnaCap | – | 225,971 | (27,239) | 198,732 |
| Mid-Cap Opportunities | – | 341,325 | (64,789) | 276,536 |
| Small Cap Opportunities | – | 829,924 | (129,098) | 700,826 |
| | | | | |
| Putnam Investment Management, LLC: | | | | |
| New Opportunities | – | 401,002 | (43,537) | 357,465 |
| Voyager | – | 855,651 | (12,397) | 843,254 |
| Growth and Income | – | 3,491,353 | (168,430) | 3,322,923 |
| Small Cap Value | – | 5,926,722 | (205,186) | 5,721,536 |
| Total | $741,702,602 | $796,028,221 | $(622,932,132) | $914,798,691 |

Aggregate proceeds from sales of investments for the year ended December 31, 2001, were $537,462,983.

### 5. Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken before the purchase of divisional units or after the redemption of divisional units of the Separate Account. Such deductions are not included in the Separate Account financial statements.

### 6. Policy Loans

The Variable Universal Life Policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account divisions to a loan division in the Company's General Account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the loan division to the Separate Account divisions. Interest is credited to the balance in the loan division at a fixed rate. The Loan Division is not variable in nature and is not included in the Separate Account financial statements.

Financial Statements

**7. Federal Income Taxes**

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company.  The Company is taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.

# Security Life Separate Account L1

## Notes to Financial Statements (continued)

### 8. Summary of Changes in Units

The following schedule summarizes the changes in divisional units for the year ended December 31, 2001:

| Division | Outstanding at Beginning of Year | Increase for Payments Received | (Decrease) for Withdrawals and Other Deductions | Outstanding at End of Year |
|---|---|---|---|---|
| Neuberger Berman Management Inc.: | | | | |
| Limited Maturity Bond: | | | | |
| Class A | 1,085,190.344 | 1,045,198.635 | (567,147.556) | 1,563,241.423 |
| Class B | – | 39,896.374 | (359.294) | 39,537.080 |
| Growth: | | | | |
| Class A | 755,032.816 | 311,758.151 | (361,192.503) | 705,598.464 |
| Class B | – | 11,345.968 | (606.281) | 10,739.687 |
| Partners: | | | | |
| Class A | 1,131,357.503 | 1,568,221.555 | (1,336,548.288) | 1,363,030.770 |
| Class B | 727.044 | 23,517.646 | (4,143.962) | 20,100.728 |
| Fred Alger Management, Inc.: | | | | |
| American Small Capitalization: | | | | |
| Class A | 1,351,105.091 | 577,510.162 | (461,821.507) | 1,466,793.746 |
| Class B | 55,669.122 | 23,760.919 | (9,462.424) | 69,967.617 |
| American MidCap Growth: | | | | |
| Class A | 1,022,948.192 | 1,556,445.842 | (1,196,019.057) | 1,383,374.977 |
| Class B | 4,581.526 | 75,622.900 | (18,741.738) | 61,462.688 |
| American Growth: | | | | |
| Class A | 1,795,058.476 | 521,744.175 | (341,082.820) | 1,975,719.831 |
| Class B | 11,503.557 | 88,623.404 | (22,531.324) | 77,595.637 |
| American Leveraged AllCap: | | | | |
| Class A | 602,197.766 | 1,198,050.602 | (1,116,960.389) | 683,287.979 |
| Class B | – | 19,058.289 | (6,050.840) | 13,007.449 |
| Fidelity Management & Research Co.: | | | | |
| Asset Manager: | | | | |
| Class A | 878,584.296 | 797,077.552 | (506,252.369) | 1,169,409.479 |
| Class B | – | – | – | – |
| Asset Manager SC: | | | | |
| Class A | – | – | – | – |
| Class B | – | 33,326,844 | (1,617.003) | 31,709.841 |
| Growth: | | | | |
| Class A | 2,222,867.138 | 1,366,077.784 | (1,224,747.547) | 2,364,197.375 |
| Class B | 40,727.108 | 52,498.684 | (13,693.893) | 79,531.899 |
| Growth SC: | | | | |
| Class A | – | – | – | – |
| Class B | – | 34,313.597 | (9,911.676) | 24,401.921 |
| Overseas: | | | | |
| Class A | 2,586,286.303 | 2,177,085.766 | (2,121,386.326) | 2,641,985.743 |
| Class B | 83,750.568 | 1,146,564.856 | (1,097,502.418) | 132,813.006 |
| Overseas SC: | | | | |
| Class A | – | – | – | – |
| Class B | – | 20,601.104 | (820.154) | 19,780.950 |
| Money Market: | | | | |
| Class A | 4,689,569.461 | 13,960,590.422 | (11,728,889.223) | 6,921,270.660 |
| Class B | – | – | – | – |
| Index 500: | | | | |
| Class A | 6,025,479.633 | 2,088,847.553 | (640,685.026) | 7,473,642.160 |
| Class B | 704,951.502 | 1,144,484.205 | (468,821.820) | 1,380,613.887 |

# Security Life Separate Account L1

## Notes to Financial Statements (continued)

### 8. Summary of Changes in Units (continued)

| Division | Outstanding at Beginning of Year | Increase for Payments Received | (Decrease) for Withdrawals and Other Deductions | Outstanding at End of Year |
|---|---|---|---|---|
| INVESCO Funds Group, Inc.: | | | | |
| Total Return: | | | | |
| Class A | 698,007.347 | 369,494.546 | (143,489.958) | 924,011.935 |
| Class B | – | 10,927.328 | (717.750) | 10,209.578 |
| Equity Income: | | | | |
| Class A | 782,880.410 | 631,606.668 | (263,303.863) | 1,151,183.215 |
| Class B | 23,197.396 | 71,926.115 | (7,887.735) | 87,235.776 |
| High Yield: | | | | |
| Class A | 680,080.798 | 355,220.262 | (235,412.128) | 799,888.932 |
| Class B | 2,293.135 | 32,831.757 | (3,085.422) | 32,039.470 |
| Utilities: | | | | |
| Class A | 341,947.485 | 276,491.273 | (108,705.909) | 509,732.849 |
| Class B | – | 18,077.726 | (2,310.190) | 15,767.536 |
| Small Company Growth: | | | | |
| Class A | 658,499.168 | 587,799.602 | (242,868.178) | 1,003,430.592 |
| Class B | 2,459.473 | 30,120.748 | (3,154.822) | 29,425.399 |
| Van Eck Associates Corporation: | | | | |
| Worldwide Hard Assets: | | | | |
| Class A | 214,971.664 | 134,747.414 | (169,156.819) | 180,562.259 |
| Class B | – | 2,106.991 | (2,073.654) | 33.337 |
| Worldwide Bond: | | | | |
| Class A | 91,236.724 | 130,440.835 | (95,280.789) | 126,396.770 |
| Class B | 42.100 | 1,117.318 | (64.089) | 1,095.329 |
| Worldwide Emerging Markets: | | | | |
| Class A | 543,314.421 | 312,104.213 | (303,529.272) | 551,889.362 |
| Class B | 36,043.266 | 6,974.541 | (6,873.296) | 36,144.511 |
| Worldwide Real Estate: | | | | |
| Class A | 131,207.896 | 245,639.719 | (108,349.895) | 268,497.720 |
| Class B | 395.373 | 2,455.453 | (438.100) | 2,412.726 |
| AIM Advisors, Inc.: | | | | |
| Capital Appreciation: | | | | |
| Class A | 647,483.811 | 669,232.630 | (226,860.447) | 1,089,855.994 |
| Class B | 3,435,424.363 | 388,220.093 | (3,739,734.644) | 83,909.812 |
| Government Securities: | | | | |
| Class A | 1,022,213.843 | 1,260,915.549 | (161,413.134) | 2,121,716.258 |
| Class B | 469,535.280 | 3,886,873.106 | (4,321,807.397) | 34,600.989 |

# Notes to Financial Statements (continued)

## 8. Summary of Changes in Units (continued)

| Division | Outstanding at Beginning of Year | Increase for Payments Received | (Decrease) for Withdrawals and Other Deductions | Outstanding at End of Year |
|---|---|---|---|---|
| Directed Services, Inc. (GCG): | | | | |
| Equity Income: | | | | |
| Class A | – | – | – | – |
| Class B | – | 854.189 | (254.649) | 599.540 |
| Growth: | | | | |
| Class A | – | – | – | – |
| Class B | 103.679 | 1,795.458 | (1,454.408) | 444.729 |
| Hard Assets: | | | | |
| Class A | – | – | – | – |
| Class B | – | – | – | – |
| Limited Maturity Bond: | | | | |
| Class A | – | – | – | – |
| Class B | 80,478.798 | 4,566,682.226 | (36,766.122) | 4,610,394.902 |
| Liquid Asset: | | | | |
| Class A | – | – | – | – |
| Class B | 183,932.621 | 1,825,152.883 | (1,312,595.378) | 696,490.126 |
| MidCap Growth: | | | | |
| Class A | – | 49,121.910 | (5,893.817) | 43,228.093 |
| Class B | – | 4,280.346 | (669.297) | 3,611.049 |
| Research: | | | | |
| Class A | – | – | – | – |
| Class B | – | 695.207 | (330.915) | 364.292 |
| Total Return: | | | | |
| Class A | – | – | – | – |
| Class B | 908.365 | 4,516.482 | (858.859) | 4,565.988 |
| Fully Managed: | | | | |
| Class A | – | 364,090.050 | (8,568.178) | 355,521.872 |
| Class B | – | 13,951.015 | (908.204) | 13,042.811 |
| Janus Aspen Series Funds: | | | | |
| Growth: | | | | |
| Class A | 29,430.276 | 501,373.539 | (65,944.938) | 464,858.877 |
| Class B | – | 38,268.403 | (1,543.184) | 36,725.219 |
| Aggressive Growth: | | | | |
| Class A | 53,752.789 | 423,956.081 | (63,360.054) | 414,348.816 |
| Class B | 22,786.649 | 24,389.033 | (9,917.571) | 37,258.111 |
| Worldwide Growth: | | | | |
| Class A | 19,710.545 | 529,913.890 | (106,123.101) | 443,501.334 |
| Class B | 17,011.166 | 32,317.343 | (8,725.744) | 40,602.765 |
| International Growth: | | | | |
| Class A | 42,106.076 | 873,051.635 | (172,736.551) | 742,421.160 |
| Class B | 6,269.387 | 36,401.788 | (5,327.353) | 37,343.822 |
| M Funds, Inc.: | | | | |
| Brandes: | | | | |
| Class A | – | 204,545.454 | (5,464.046) | 199,081.408 |
| Class B | – | 784.937 | (7.984) | 776.953 |
| Clifton: | | | | |
| Class A | – | 122,178.139 | (1,972.168) | 120,205.971 |
| Class B | – | 62.763 | (14.276) | 48.487 |
| Frontier: | | | | |
| Class A | – | 266,555.787 | (102,847.448) | 163,708.339 |
| Class B | – | 577.431 | (26.884) | 550.547 |
| Turner: | | | | |
| Class A | – | 31,628.530 | (591.817) | 31,036.713 |
| Class B | – | 149.469 | (27.349) | 122.120 |

Financial Statements

## Notes to Financial Statements (continued)

### 8. Summary of Changes in Units (continued)

| Division | Outstanding at Beginning of Year | Increase for Payments Received | (Decrease) for Withdrawals and Other Deductions | Outstanding at End of Year |
|---|---|---|---|---|
| ING Pilgrim Investments, LLC: | | | | |
| Growth Opportunities: | | | | |
| Class A | – | 17,239.756 | (356.196) | 16,883.560 |
| Class B | – | 216.814 | (121.360) | 95.454 |
| MagnaCap: | | | | |
| Class A | – | 20,405.686 | (2,299.681) | 18,106.005 |
| Class B | – | 2,912.749 | (362.083) | 2,550.666 |
| Mid-Cap Opportunities: | | | | |
| Class A | – | 36,205.316 | (6,619.454) | 29,585.862 |
| Class B | – | 2,680.580 | (195.151) | 2,485.429 |
| Small Cap Opportunities: | | | | |
| Class A | – | 72,852.493 | (8,843.292) | 64,009.201 |
| Class B | – | 14,975.057 | (3,717.243) | 11,257.814 |
| Putnam Investment Management, LLC: | | | | |
| New Opportunities: | | | | |
| Class A | – | 43,206.982 | (4,559.798) | 38,647.184 |
| Class B | – | 3,398.550 | (486.058) | 2,912.492 |
| Voyager: | | | | |
| Class A | – | 87,155.745 | (1,144.534) | 86,011.211 |
| Class B | – | 3,590.085 | (15.143) | 3,574.942 |
| Growth and Income: | | | | |
| Class A | – | 338,965.181 | (8,609.502) | 330,355.679 |
| Class B | – | 21,861.287 | (8,180.208) | 13,681.079 |
| Small Cap Value: | | | | |
| Class A | – | 543,246.905 | (18,289.938) | 524,956.967 |
| Class B | – | 10,434.457 | (389.190) | 10,045.267 |

# Notes to Financial Statements (continued)

## 8. Summary of Changes in Units (continued)

The following schedule summarizes the changes in divisional units for the year ended December 31, 2000:

| Division | Outstanding at Beginning of Year | Increase for Payments Received | (Decrease) for Withdrawals and Other Deductions | Outstanding at End of Year |
|---|---|---|---|---|
| Neuberger Berman Management Inc.: | | | | |
| Limited Maturity Bond: | | | | |
| Class A | 889,159.604 | 504,777.566 | (308,746.826) | 1,085,190.344 |
| Class B | – | – | – | – |
| Growth: | | | | |
| Class A | 434,338.368 | 585,182.288 | (264,487.840) | 755,032.816 |
| Class B | – | – | – | – |
| Partners: | | | | |
| Class A | 1,212,133.448 | 1,779,259.060 | (1,860,035.005) | 1,131,357.503 |
| Class B | – | 776.829 | (49.785) | 727.044 |
| Fred Alger Management, Inc.: | | | | |
| American Small Capitalization: | | | | |
| Class A | 1,055,757.484 | 2,800,960.511 | (2,505,612.904) | 1,351,105.091 |
| Class B | – | 55,711.543 | (42.421) | 55,669.122 |
| American MidCap Growth: | | | | |
| Class A | 576,738.314 | 560,214.726 | (114,004.848) | 1,022,948.192 |
| Class B | – | 4,663.845 | (82.319) | 4,581.526 |
| American Growth: | | | | |
| Class A | 1,257,371.637 | 778,072.130 | (240,385.291) | 1,795,058.476 |
| Class B | – | 11,643.541 | (139.984) | 11,503.557 |
| American Leveraged AllCap: | | | | |
| Class A | 425,281.099 | 336,729.473 | (159,812.806) | 602,197.766 |
| Class B | – | – | – | – |
| Fidelity Management & Research Co.: | | | | |
| Asset Manager: | | | | |
| Class A | 722,717.906 | 310,205.974 | (154,339.584) | 878,584.296 |
| Class B | – | – | – | – |
| Growth: | | | | |
| Class A | 1,676,236.646 | 2,952,178.456 | (2,405,547.964) | 2,222,867.138 |
| Class B | – | 40,990.125 | (263.017) | 40,727.108 |
| Overseas: | | | | |
| Class A | 1,716,617.627 | 1,467,555.053 | (597,886.377) | 2,586,286.303 |
| Class B | – | 83,821.190 | (70.622) | 83,750.568 |
| Money Market: | | | | |
| Class A | 2,763,648.297 | 18,979,254.070 | (17,053,332.906) | 4,689,569.461 |
| Class B | – | – | – | – |
| Index 500: | | | | |
| Class A | 4,772,484.597 | 1,767,429.327 | (514,434.291) | 6,025,479.633 |
| Class B | – | 714,452.306 | (9,500.804) | 704,951.502 |

# Notes to Financial Statements (continued)

## 8. Summary of Changes in Units (continued)

| Division | Outstanding at Beginning of Year | Increase for Payments Received | (Decrease) for Withdrawals and Other Deductions | Outstanding at End of Year |
|---|---|---|---|---|
| INVESCO Funds Group, Inc.: | | | | |
| Total Return: | | | | |
| Class A | 602,187.614 | 257,125.735 | (161,306.002) | 698,007.347 |
| Class B | – | – | – | – |
| Equity Income: | | | | |
| Class A | 621,047.937 | 283,695.785 | (121,863.312) | 782,880.410 |
| Class B | – | 23,229.266 | (31.870) | 23,197.396 |
| High Yield: | | | | |
| Class A | 536,863.946 | 285,666.502 | (142,449.650) | 680,080.798 |
| Class B | – | 2,314.001 | (20.866) | 2,293.135 |
| Utilities: | | | | |
| Class A | 189,409.984 | 190,914.332 | (38,376.831) | 341,947.485 |
| Class B | – | – | – | – |
| Small Company Growth: | | | | |
| Class A | 212,503.210 | 609,134.460 | (163,138.502) | 658,499.168 |
| Class B | – | 2,483.692 | (24.219) | 2,459.473 |
| Van Eck Associates Corporation: | | | | |
| Worldwide Hard Assets: | | | | |
| Class A | 236,972.429 | 53,067.697 | (75,068.462) | 214,971.664 |
| Class B | – | – | – | – |
| Worldwide Bond: | | | | |
| Class A | 33,114.078 | 77,355.439 | (19,232.793) | 91,236.724 |
| Class B | – | 51.386 | (9.286) | 42.100 |
| Worldwide Emerging Markets: | | | | |
| Class A | 228,819.195 | 390,868.355 | (76,373.129) | 543,314.421 |
| Class B | – | 36,097.306 | (54.040) | 36,043.266 |
| Worldwide Real Estate: | | | | |
| Class A | 64,967.173 | 103,195.970 | (36,955.247) | 131,207.896 |
| Class B | – | 439.384 | (44.011) | 395.373 |
| AIM Advisors, Inc.: | | | | |
| Capital Appreciation: | | | | |
| Class A | 323,846.032 | 377,520.848 | (53,883.069) | 647,483.811 |
| Class B | – | 3,435,588.521 | (164.158) | 3,435,424.363 |
| Government Securities: | | | | |
| Class A | 715,905.149 | 682,457.548 | (376,148.854) | 1,022,213.843 |
| Class B | – | 469,546.296 | (11.016) | 469,535.280 |

## 8. Summary of Changes in Units (continued)

| Division | Outstanding at Beginning of Year | Increase for Payments Received | (Decrease) for Withdrawals and Other Deductions | Outstanding at End of Year |
|---|---|---|---|---|
| Directed Services, Inc. (GCG): | | | | |
| Equity Income: | | | | |
| Class A | – | – | – | – |
| Class B | – | – | – | – |
| Growth: | | | | |
| Class A | – | – | – | – |
| Class B | – | 103.679 | – | 103.679 |
| Hard Assets: | | | | |
| Class A | – | – | – | – |
| Class B | – | – | – | – |
| Limited Maturity Bond: | | | | |
| Class A | – | – | – | – |
| Class B | – | 80,478.798 | – | 80,478.798 |
| Liquid Asset: | | | | |
| Class A | – | – | – | – |
| Class B | – | 5,018,488.796 | (4,834,556.175) | 183,932.621 |
| MidCap Growth: | | | | |
| Class A | – | – | – | – |
| Class B | – | – | – | – |
| Research: | | | | |
| Class A | – | – | – | – |
| Class B | – | – | – | – |
| Total Return: | | | | |
| Class A | – | – | – | – |
| Class B | – | 908.365 | – | 908.365 |
| Janus Aspen Series Funds: | | | | |
| Growth: | | | | |
| Class A | – | 37,656.545 | (8,226.269) | 29,430.276 |
| Class B | – | – | – | – |
| Aggressive Growth: | | | | |
| Class A | – | 53,792.856 | (40.067) | 53,752.789 |
| Class B | – | 22,786.649 | – | 22,786.649 |
| Worldwide Growth: | | | | |
| Class A | – | 33,160.748 | (13,450.203) | 19,710.545 |
| Class B | – | 17,011.166 | – | 17,011.166 |
| International Growth: | | | | |
| Class A | – | 43,058.359 | (952.283) | 42,106.076 |
| Class B | – | 6,269.387 | – | 6,269.387 |

# Notes to Financial Statements (continued)

## 8. Summary of Changes in Units (continued)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1999:

| Division | Outstanding at Beginning of Year | Increase for Payments Received | (Decrease) for Withdrawals and Other Deductions | Outstanding at End of Year |
|---|---|---|---|---|
| Neuberger Berman Management Inc.: | | | | |
| Limited Maturity Bond | 1,245,559.121 | 421,349.898 | (777,749.415) | 889,159.604 |
| Growth | 447,486.376 | 233,319.969 | (246,467.977) | 434,338.368 |
| Partners | 986,298.018 | 385,667.451 | (159,832.021) | 1,212,133.448 |
| Fred Alger Management, Inc.: | | | | |
| American Small Capitalization | 838,692.418 | 603,898.891 | (386,833.825) | 1,055,757.484 |
| American MidCap Growth | 402,532.472 | 225,361.191 | (51,155.349) | 576,738.314 |
| American Growth | 923,696.066 | 585,374.403 | (251,698.832) | 1,257,371.637 |
| American Leveraged AllCap | 221,642.446 | 410,084.371 | (206,445.718) | 425,281.099 |
| Fidelity Management & Research Co.: | | | | |
| Asset Manager | 600,255.213 | 393,745.577 | (271,282.884) | 722,717.906 |
| Growth | 1,293,480.338 | 2,233,512.279 | (1,850,755.971) | 1,676,236.646 |
| Overseas | 1,429,659.907 | 963,512.218 | (676,554.498) | 1,716,617.627 |
| Money Market | 1,526,404.399 | 9,068,762.545 | (7,831,518.647) | 2,763,648.297 |
| Index 500 | 3,215,990.519 | 1,840,375.191 | (283,881.113) | 4,772,484.597 |
| INVESCO Funds Group, Inc.: | | | | |
| Total Return | 450,557.216 | 300,554.107 | (148,923.709) | 602,187.614 |
| Equity Income | 473,616.752 | 252,971.948 | (105,540.763) | 621,047.937 |
| High Yield | 486,858.648 | 226,071.484 | (176,066.186) | 536,863.946 |
| Utilities | 110,379.616 | 140,069.045 | (61,038.677) | 189,409.984 |
| Small Company Growth | 67,506.441 | 210,114.805 | (65,118.036) | 212,503.210 |
| Van Eck Associates Corporation: | | | | |
| Worldwide Hard Assets | 132,513.824 | 246,466.322 | (142,007.717) | 236,972.429 |
| Worldwide Bond | 18,656.317 | 43,237.412 | (28,779.651) | 33,114.078 |
| Worldwide Emerging Markets | 67,354.295 | 582,654.548 | (421,189.648) | 228,819.195 |
| Worldwide Real Estate | 8,765.232 | 67,514.147 | (11,312.206) | 64,967.173 |
| AIM Advisors, Inc.: | | | | |
| Capital Appreciation | 105,457.867 | 263,795.629 | (45,407.464) | 323,846.032 |
| Government Securities | 246,150.062 | 723,064.769 | (253,309.682) | 715,905.149 |

# Notes to Financial Statements (continued)

## 9. Financial Highlights

| Division | | At December 31, | | For the Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | Units (000s) | Unit Fair Value Lowest to Highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio Lowest to Highest | Total Return Lowest to Highest |
| **Neuberger Berman Management Inc.:** | | | | | | |
| Limited Maturity Bond | | | | | | |
| 2001 | 1,603 | $10.58 to $14.43 | $22,975 | 5.37% | 0% to .75% | 8.01% |
| 2000 | * | $13.36 | * | * | * | * |
| Growth | | | | | | |
| 2001 | 716 | $8.50 to $18.32 | $13,020 | 50.01% | 0% to .75% | (30.66)% |
| 2000 | * | $26.42 | * | * | * | * |
| Partners | | | | | | |
| 2001 | 1,383 | $9.69 to $23.47 | $32,191 | 4.12% | 0% to .75% | (3.61)% to (2.81)% |
| 2000 | * | $9.97 to $24.35 | * | * | * | * |
| **Fred Alger Management, Inc:** | | | | | | |
| American Small Capitalization | | | | | | |
| 2001 | 1,537 | $6.80 to $13.26 | $19,928 | .05% | 0% to .75% | (30.10)% to (29.53)% |
| 2000 | * | $9.65 to $18.97 | * | * | * | * |
| American MidCap Growth | | | | | | |
| 2001 | 1,445 | $12.57 to $30.21 | $42,563 | 46.27% | 0% to .75% | (7.02)% to (6.40)% |
| 2000 | * | $13.43 to $32.49 | * | * | * | * |
| American Growth | | | | | | |
| 2001 | 2,053 | $8.98 to $24.32 | $48,752 | 12.91% | 0% to .75% | (12.74)% to (11.61)% |
| 2000 | * | $10.16 to $27.87 | * | * | * | * |
| American Leveraged AllCap | | | | | | |
| 2001 | 696 | $9.45 to $33.88 | $23,276 | 3.72% | 0% to .75% | (16.30)% |
| 2000 | * | $40.48 | * | * | * | * |
| **Fidelity Management & Research Co.:** | | | | | | |
| Asset Manager | | | | | | |
| 2001 | 1,201 | $16.97 | $20,156 | 4.74% | .75% | (5.35)% |
| 2000 | * | $17.93 | * | * | * | * |
| Asset Manager SC | | | | | | |
| 2001 | 32 | $9.90 | $314 | – | 0% | – |
| 2000 | * | * | * | * | * | * |

Financial Statements

# Notes to Financial Statements (continued)

## 9. Financial Highlights (continued)

| Division | Units (000s) | At December 31, Unit Fair Value Lowest to Highest | Net Assets (000s) | For the Year Ended December 31, Investment Income Ratio | Expense Ratio Lowest to Highest | Total Return Lowest to Highest |
|---|---|---|---|---|---|---|
| **Growth** | | | | | | |
| 2001 | 2,444 | $8.93 to 24.97 | $39,751 | 7.38% | 0% to .75% | (18.45)% to (17.62)% |
| 2000 | * | $10.84 to $30.62 | * | * | * | * |
| **Growth SC** | | | | | | |
| 2001 | 24 | $8.58 | $209 | – | 0% | – |
| 2000 | * | * | * | * | * | * |
| **Overseas** | | | | | | |
| 2001 | 2,775 | $8.18 to $12.86 | $35,065 | 13.45% | 0% to .75% | (21.63)% to (21.19)% |
| 2000 | * | $10.38 to $16.41 | * | * | * | * |
| **Overseas SC** | | | | | | |
| 2001 | 19 | $7.63 | $151 | – | 0% | – |
| 2000 | * | * | * | * | * | * |
| **Money Market** | | | | | | |
| 2001 | 6,921 | $13.70 | $94,833 | 3.88% | .75% | 3.63% |
| 2000 | * | $13.22 | * | * | * | * |
| **Index 500** | | | | | | |
| 2001 | 8,854 | $8.85 to $25.18 | $200,404 | 1.05% | 0% to .75% | (12.72)% to (12.12%) |
| 2000 | * | $10.07 to $28.85 | * | * | * | * |
| **INVESCO Funds Group, Inc:** | | | | | | |
| **Total Return** | | | | | | |
| 2001 | 934 | $9.97 to $16.39 | $15,247 | 2.57% | 0% to .75% | (2.15)% |
| 2000 | * | $16.75 | * | * | * | * |
| **Equity Income** | | | | | | |
| 2001 | 1,238 | $9.82 to $24.54 | $29,102 | 1.59% | 0% to .75% | (9.75)% to (8.99)% |
| 2000 | * | $10.79 to $27.19 | * | * | * | * |
| **High Yield** | | | | | | |
| 2001 | 832 | $7.72 to $13.08 | $10,708 | 10.78% | 0% to .75% | (15.06)% to (14.88)% |
| 2000 | * | $9.07 to $15.40 | * | * | * | * |
| **Utilities** | | | | | | |
| 2001 | 526 | $7.05 to $15.33 | $7,928 | 1.02% | 0% to .75% | (32.91)% |
| 2000 | * | $22.85 | * | * | * | * |

## 9. Financial Highlights (continued)

| Division | Units (000s) | At December 31, Unit Fair Value Lowest to Highest | Net Assets (000s) | For the Year Ended December 31, Investment Income Ratio | Expense Ratio Lowest to Highest | Total Return Lowest to Highest |
|---|---|---|---|---|---|---|
| Small Company Growth | | | | | | |
| 2001 | 1,033 | $10.77 to $14.49 | $14,861 | – | 0% to .75% | (19.32)% to (18.53)% |
| 2000 | * | $13.22 to $17.96 | * | * | * | * |
| Van Eck Associates Corporation: Worldwide Hard Assets | | | | | | |
| 2001 | 181 | $8.91 to $9.57 | $1,727 | 1.15% | 0% to .75% | (11.06)% |
| 2000 | * | $10.76 | * | * | * | * |
| Worldwide Bond | | | | | | |
| 2001 | 127 | $9.52 to $9.61 | $1,225 | 3.92% | 0% to .75% | (5.78)% to (4.99)% |
| 2000 | * | $10.02 to $10.20 | * | * | * | * |
| Worldwide Emerging Markets | | | | | | |
| 2001 | 588 | $7.65 to $8.12 | $4,516 | – | 0% to .75% | (2.55)% to (1.81)% |
| 2000 | * | $7.85 to $8.27 | * | * | * | * |
| Worldwide Real Estate | | | | | | |
| 2001 | 271 | $10.42 to $11.55 | $2,826 | 1.98% | 0% to .75% | 4.51% to 5.29% |
| 2000 | * | $9.97 to $10.97 | * | * | * | * |
| AIM Advisors, Inc.: Capital Appreciation | | | | | | |
| 2001 | 1,174 | $9.30 to $11.06 | $12,831 | 7.26% | 0% to .75% | (23.83) to (23.27)% |
| 2000 | * | $12.12 to $14.52 | * | * | * | * |
| Government Securities | | | | | | |
| 2001 | 2,156 | $11.81 to $11.90 | $25,665 | 1.35% | 0% to .75% | 5.40% to 6.11% |
| 2000 | * | $11.13 to $11.29 | * | * | * | * |
| Directed Services, Inc. (GCG): Equity Income | | | | | | |
| 2001 | 1 | $10.76 | $6 | 8.25% | 0% | – |
| 2000 | * | * | * | * | * | * |
| Growth | | | | | | |
| 2001 | – | $8.29 | $4 | – | 0% | (30.28)% |
| 2000 | * | $11.89 | * | * | * | * |

Financial Statements

# Security Life Separate Account L1

## Notes to Financial Statements (continued)

### 9. Financial Highlights (continued)

| | | At December 31, | | For the Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| Division | Units (000s) | Unit Fair Value Lowest to Highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio Lowest to Highest | Total Return Lowest to Highest |
| **Hard Assets** | | | | | | |
| 2001 | – | – | – | – | – | – |
| 2000 | * | * | * | * | * | * |
| **Limited Maturity Bond** | | | | | | |
| 2001 | 4,610 | $11.86 | $54,671 | 16.29% | 0% | 8.91% |
| 2000 | * | $10.89 | * | * | * | * |
| **Liquid Assets** | | | | | | |
| 2001 | 696 | $11.25 | $7,832 | 3.74% | 0% | 3.88% |
| 2000 | * | $10.83 | * | * | * | * |
| **MidCap Growth** | | | | | | |
| 2001 | 46 | $9.68 to $13.04 | $465 | 1.85% | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| **Research** | | | | | | |
| 2001 | – | $8.78 | $3 | 4.55% | 0% | – |
| 2000 | * | * | * | * | * | * |
| **Total Return** | | | | | | |
| 2001 | 5 | $11.65 | $53 | 13.37% | 0% | 0.430% |
| 2000 | * | $11.60 | * | * | * | * |
| **Fully Managed** | | | | | | |
| 2001 | 369 | $10.60 to $10.66 | $3,909 | 9.39% | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| **Janus Aspen Series Funds: Growth** | | | | | | |
| 2001 | 501 | $6.17 to $6.23 | $3,099 | 0.24% | 0% to .75% | (25.48)% |
| 2000 | * | $8.28 | * | * | * | * |
| **Aggressive Growth** | | | | | | |
| 2001 | 452 | $4.11 to $4.15 | $1,858 | – | 0% to .75% | (40.00)% to (39.50)% |
| 2000 | * | $6.85 to $6.86 | * | * | * | * |
| **Worldwide Growth** | | | | | | |
| 2001 | 484 | $6.68 to $6.74 | $3,235 | 0.37% | 0% to .75% | (23.13)% to (22.62)% |
| 2000 | * | $8.69 to $8.71 | * | * | * | * |

## 9. Financial Highlights (continued)

| Division | Units (000s) | At December 31, Unit Fair Value Lowest to Highest | Net Assets (000s) | For the Year Ended December 31, Investment Income Ratio | Expense Ratio Lowest to Highest | Total Return Lowest to Highest |
|---|---|---|---|---|---|---|
| **International Growth** | | | | | | |
| 2001 | 780 | $6.59 to $6.67 | $5,140 | 0.87% | 0% to .75% | (24.17)% to (23.42)% |
| 2000 | * | $8.69 to $8.71 | * | * | * | * |
| **M Fund, Inc.:** | | | | | | |
| **Brandes International Equity** | | | | | | |
| 2001 | 200 | $9.48 to $9.54 | $1,895 | 13.21% | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| **Clifton Enhanced US Equity** | | | | | | |
| 2001 | 120 | $9.93 to $9.98 | $1,194 | 11.25% | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| **Frontier Capital Appreciation** | | | | | | |
| 2001 | 164 | $10.51 to $10.57 | $1,727 | 0.03% | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| **Turner Core Growth** | | | | | | |
| 2001 | 31 | $9.49 to $9.55 | $296 | 0.26% | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| **ING Pilgrim Investment, LLC:** | | | | | | |
| **Growth Opportunities** | | | | | | |
| 2001 | 17 | $8.64 to $8.68 | $147 | – | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| **MagnaCap** | | | | | | |
| 2001 | 21 | $9.76 to $9.80 | $202 | 1.09% | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| **Mid-Cap Opportunities** | | | | | | |
| 2001 | 32 | $9.18 to $9.18 | $294 | – | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| **Small Cap Opportunities** | | | | | | |
| 2001 | 75 | $9.69 to $9.74 | $730 | 0.17% | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |

Financial
Statements

# Notes to Financial Statements (continued)

## 9. Financial Highlights (continued)

| | | At December 31, | | For the Year Ended December 31, | | |
| | | | | | Expense Ratio | Total Return |
| | | Unit Fair Value | Net Assets | Investment | Lowest to | Lowest to |
| Division | Units (000s) | Lowest to Highest | (000s) | Income Ratio | Highest | Highest |
|---|---|---|---|---|---|---|
| Putnam Investment Management, LLC: | | | | | | |
| New Opportunities | | | | | | |
| 2001 | 42 | $9.56 to $9.61 | $397 | – | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| Voyager | | | | | | |
| 2001 | 90 | $9.51 to $9.57 | $852 | – | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| Growth and Income | | | | | | |
| 2001 | 344 | $9.83 to $9.89 | $3,383 | – | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |
| Small Cap Value | | | | | | |
| 2001 | 535 | $11.57 to $11.66 | $6,191 | – | 0% to .75% | – |
| 2000 | * | * | * | * | * | * |

* Not applicable

# APPENDIX A

**Factors for the**
**Cash Value Accumulation Test**
**For a Life Insurance Policy**

| Attained Age | Male | Female | Unisex | Attained Age | Male | Female | Unisex | Attained Age | Male | Female | Unisex |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 11.727 | 14.234 | 12.149 | | | | | | | | |
| 1 | 11.785 | 14.209 | 12.194 | 34 | 4.188 | 4.902 | 4.314 | 67 | 1.617 | 1.815 | 1.657 |
| 2 | 11.458 | 13.815 | 11.857 | 35 | 4.052 | 4.742 | 4.173 | 68 | 1.583 | 1.769 | 1.620 |
| 3 | 11.128 | 13.417 | 11.515 | 36 | 3.920 | 4.586 | 4.037 | 69 | 1.550 | 1.724 | 1.585 |
| 4 | 10.803 | 13.023 | 11.178 | 37 | 3.793 | 4.437 | 3.906 | 70 | 1.518 | 1.681 | 1.552 |
| 5 | 10.481 | 12.635 | 10.845 | 38 | 3.670 | 4.293 | 3.780 | 71 | 1.488 | 1.639 | 1.520 |
| 6 | 10.161 | 12.253 | 10.514 | 39 | 3.553 | 4.154 | 3.658 | 72 | 1.459 | 1.599 | 1.489 |
| 7 | 9.844 | 11.875 | 10.187 | 40 | 3.439 | 4.021 | 3.541 | 73 | 1.432 | 1.560 | 1.460 |
| 8 | 9.530 | 11.505 | 9.863 | 41 | 3.330 | 3.894 | 3.429 | 74 | 1.406 | 1.524 | 1.433 |
| 9 | 9.221 | 11.141 | 9.545 | 42 | 3.226 | 3.771 | 3.322 | 75 | 1.382 | 1.490 | 1.407 |
| 10 | 8.918 | 10.784 | 9.233 | 43 | 3.125 | 3.654 | 3.218 | 76 | 1.359 | 1.457 | 1.383 |
| 11 | 8.623 | 10.436 | 8.928 | 44 | 3.028 | 3.541 | 3.119 | 77 | 1.338 | 1.427 | 1.360 |
| 12 | 8.338 | 10.098 | 8.634 | 45 | 2.936 | 3.432 | 3.023 | 78 | 1.318 | 1.398 | 1.338 |
| 13 | 8.066 | 9.771 | 8.353 | 46 | 2.846 | 3.328 | 2.931 | 79 | 1.299 | 1.371 | 1.318 |
| 14 | 7.808 | 9.455 | 8.085 | 47 | 2.761 | 3.227 | 2.843 | 80 | 1.281 | 1.345 | 1.298 |
| 15 | 7.564 | 9.150 | 7.831 | 48 | 2.678 | 3.129 | 2.758 | 81 | 1.264 | 1.321 | 1.280 |
| 16 | 7.335 | 8.857 | 7.592 | 49 | 2.599 | 3.035 | 2.676 | 82 | 1.248 | 1.298 | 1.262 |
| 17 | 7.118 | 8.575 | 7.364 | 50 | 2.522 | 2.945 | 2.597 | 83 | 1.233 | 1.277 | 1.245 |
| 18 | 6.911 | 8.302 | 7.148 | 51 | 2.449 | 2.858 | 2.522 | 84 | 1.218 | 1.257 | 1.230 |
| 19 | 6.713 | 8.038 | 6.939 | 52 | 2.378 | 2.774 | 2.449 | 85 | 1.205 | 1.238 | 1.215 |
| 20 | 6.521 | 7.782 | 6.737 | 53 | 2.311 | 2.693 | 2.379 | 86 | 1.193 | 1.221 | 1.202 |
| 21 | 6.334 | 7.534 | 6.540 | 54 | 2.246 | 2.615 | 2.312 | 87 | 1.181 | 1.205 | 1.189 |
| 22 | 6.150 | 7.293 | 6.347 | 55 | 2.184 | 2.540 | 2.248 | 88 | 1.171 | 1.190 | 1.177 |
| 23 | 5.969 | 7.059 | 6.158 | 56 | 2.125 | 2.468 | 2.187 | 89 | 1.160 | 1.176 | 1.166 |
| 24 | 5.791 | 6.831 | 5.971 | 57 | 2.068 | 2.398 | 2.128 | 90 | 1.151 | 1.163 | 1.155 |
| 25 | 5.615 | 6.611 | 5.788 | 58 | 2.014 | 2.330 | 2.071 | 91 | 1.141 | 1.150 | 1.144 |
| 26 | 5.441 | 6.396 | 5.608 | 59 | 1.962 | 2.265 | 2.017 | 92 | 1.131 | 1.137 | 1.133 |
| 27 | 5.271 | 6.188 | 5.431 | 60 | 1.912 | 2.201 | 1.965 | 93 | 1.120 | 1.125 | 1.122 |
| 28 | 5.104 | 5.986 | 5.258 | 61 | 1.864 | 2.139 | 1.915 | 94 | 1.109 | 1.112 | 1.110 |
| 29 | 4.940 | 5.791 | 5.089 | 62 | 1.818 | 2.079 | 1.867 | 95 | 1.097 | 1.098 | 1.097 |
| 30 | 4.781 | 5.601 | 4.925 | 63 | 1.774 | 2.022 | 1.821 | 96 | 1.083 | 1.084 | 1.084 |
| 31 | 4.626 | 5.418 | 4.765 | 64 | 1.732 | 1.967 | 1.777 | 97 | 1.069 | 1.069 | 1.069 |
| 32 | 4.476 | 5.241 | 4.610 | 65 | 1.692 | 1.914 | 1.735 | 98 | 1.054 | 1.054 | 1.054 |
| 33 | 4.330 | 5.069 | 4.459 | 66 | 1.654 | 1.863 | 1.695 | 99 | 1.040 | 1.040 | 1.040 |
| | | | | | | | | 100 | 1.000 | 1.000 | 1.000 |

Appendix A

# APPENDIX B

**Factors for the**
**Guideline Premium/Cash Value Corridor Test**
**For a Life Insurance Policy**

| Attained Age | Factor | Attained Age | Factor | Attained Age | Factor | Attained Age | Factor |
|---|---|---|---|---|---|---|---|
| 0 | 2.50 | 25 | 2.50 | 50 | 1.85 | 75 | 1.05 |
| 1 | 2.50 | 26 | 2.50 | 51 | 1.78 | 76 | 1.05 |
| 2 | 2.50 | 27 | 2.50 | 52 | 1.71 | 77 | 1.05 |
| 3 | 2.50 | 28 | 2.50 | 53 | 1.64 | 78 | 1.05 |
| 4 | 2.50 | 29 | 2.50 | 54 | 1.57 | 79 | 1.05 |
| 5 | 2.50 | 30 | 2.50 | 55 | 1.50 | 80 | 1.05 |
| 6 | 2.50 | 31 | 2.50 | 56 | 1.46 | 81 | 1.05 |
| 7 | 2.50 | 32 | 2.50 | 57 | 1.42 | 82 | 1.05 |
| 8 | 2.50 | 33 | 2.50 | 58 | 1.38 | 83 | 1.05 |
| 9 | 2.50 | 34 | 2.50 | 59 | 1.34 | 84 | 1.05 |
| 10 | 2.50 | 35 | 2.50 | 60 | 1.30 | 85 | 1.05 |
| 11 | 2.50 | 36 | 2.50 | 61 | 1.28 | 86 | 1.05 |
| 12 | 2.50 | 37 | 2.50 | 62 | 1.26 | 87 | 1.05 |
| 13 | 2.50 | 38 | 2.50 | 63 | 1.24 | 88 | 1.05 |
| 14 | 2.50 | 39 | 2.50 | 64 | 1.22 | 89 | 1.05 |
| 15 | 2.50 | 40 | 2.50 | 65 | 1.20 | 90 | 1.05 |
| 16 | 2.50 | 41 | 2.43 | 66 | 1.19 | 91 | 1.04 |
| 17 | 2.50 | 42 | 2.36 | 67 | 1.18 | 92 | 1.03 |
| 18 | 2.50 | 43 | 2.29 | 68 | 1.17 | 93 | 1.02 |
| 19 | 2.50 | 44 | 2.22 | 69 | 1.16 | 94 | 1.01 |
| 20 | 2.50 | 45 | 2.15 | 70 | 1.15 | 95 | 1.00 |
| 21 | 2.50 | 46 | 2.09 | 71 | 1.13 | 96 | 1.00 |
| 22 | 2.50 | 47 | 2.03 | 72 | 1.11 | 97 | 1.00 |
| 23 | 2.50 | 48 | 1.97 | 73 | 1.09 | 98 | 1.00 |
| 24 | 2.50 | 49 | 1.91 | 74 | 1.07 | 99 | 1.00 |
|  |  |  |  |  |  | 100 | 1.00 |

THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE
ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.

# APPENDIX C

## *Performance Information*

The following hypothetical illustrations demonstrate how the actual investment experience of each variable investment option of the separate account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the net portfolio's management fees after any voluntary waiver and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $3,750 annual premium, received at the beginning of each year, for a hypothetical policy with a $200,000 stated death benefit, the cash value accumulation test, death benefit option 1, issued to a tobacco non-user male, age 45. FirstLine illustrations are based on a standard risk class rating while Firstline II illustrations use a preferred risk class rating. In each case, it is assumed that all premium is allocated to the variable investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges from premium, current cost of insurance and monthly deductions, the daily charge against the separate account for mortality and expense risks, and each portfolio's charges and expenses. ***See Charges and Deductions, page 56.***

Past performance is no indication of future results. Actual investment results may be more or less than those shown in the hypothetical illustrations.

# *FIRSTLINE HYPOTHETICAL ILLUSTRATIONS*

Tobacco Non-user Male Age 45           Cash Value Accumulation Test
Standard Risk Class           Death Benefit Option 1
Stated Death Benefit $200,000           Annual Premium $3,750

---

**AIM V.I. Capital Appreciation Fund – Series I**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | 2.50% | 1,455 | 2,943 | 200,000 |
| 12/31/95 | 35.69% | 6,110 | 7,785 | 200,000 |
| 12/31/96 | 17.58% | 10,328 | 12,191 | 200,000 |
| 12/31/97 | 13.51% | 14,753 | 16,803 | 200,000 |
| 12/31/98 | 19.30% | 20,899 | 23,099 | 200,000 |
| 12/31/99 | 44.61% | 34,978 | 37,178 | 200,000 |
| 12/31/00 | -10.91% | 33,031 | 35,231 | 200,000 |
| 12/31/01 | -23.28% | 26,865 | 28,790 | 200,000 |

**AIM V.I. Government Securities Fund – Series I**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | -3.73% | 1,259 | 2,746 | 200,000 |
| 12/31/95 | 15.56% | 4,670 | 6,345 | 200,000 |
| 12/31/96 | 2.29% | 7,217 | 9,079 | 200,000 |
| 12/31/97 | 8.16% | 10,587 | 12,637 | 200,000 |
| 12/31/98 | 7.73% | 14,138 | 16,338 | 200,000 |
| 12/31/99 | -1.32% | 16,367 | 18,567 | 200,000 |
| 12/31/00 | 10.12% | 21,018 | 23,218 | 200,000 |
| 12/31/01 | 6.41% | 25,428 | 27,353 | 200,000 |

**Alger American Growth Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 12.38% | 1,767 | 3,255 | 200,000 |
| 12/31/93 | 22.47% | 5,693 | 7,368 | 200,000 |
| 12/31/94 | 1.45% | 8,173 | 10,035 | 200,000 |
| 12/31/95 | 36.37% | 15,298 | 17,348 | 200,000 |
| 12/31/96 | 13.35% | 20,338 | 22,538 | 200,000 |
| 12/31/97 | 25.75% | 29,362 | 31,562 | 200,000 |
| 12/31/98 | 48.07% | 48,373 | 50,573 | 200,000 |
| 12/31/99 | 33.74% | 69,054 | 70,979 | 200,000 |
| 12/31/00 | -14.78% | 60,750 | 62,400 | 200,000 |
| 12/31/01 | -11.81% | 55,668 | 57,043 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

---

# *FIRSTLINE HYPOTHETICAL ILLUSTRATIONS* (continued)

Tobacco Non-user Male Age 45                                    Cash Value Accumulation Test
Standard Risk Class                                                  Death Benefit Option 1
Stated Death Benefit $200,000                                          Annual Premium $3,750

**Alger American Leveraged AllCap Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/96 | 12.04% | 1,757 | 3,244 | 200,000 |
| 12/31/97 | 19.68% | 5,504 | 7,179 | 200,000 |
| 12/31/98 | 57.83% | 13,717 | 15,579 | 200,000 |
| 12/31/99 | 78.06% | 30,590 | 32,640 | 200,000 |
| 12/31/00 | -24.83% | 24,062 | 26,262 | 200,000 |
| 12/31/01 | -15.93% | 21,873 | 24,073 | 200,000 |

**Alger American MidCap Growth Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | -1.54% | 1,328 | 2,815 | 200,000 |
| 12/31/95 | 44.45% | 6,456 | 8,131 | 200,000 |
| 12/31/96 | 11.90% | 10,103 | 11,965 | 200,000 |
| 12/31/97 | 15.01% | 14,723 | 16,773 | 200,000 |
| 12/31/98 | 30.30% | 23,033 | 25,233 | 200,000 |
| 12/31/99 | 31.85% | 34,459 | 36,659 | 200,000 |
| 12/31/00 | 9.18% | 40,511 | 42,711 | 200,000 |
| 12/31/01 | -6.52% | 40,219 | 42,144 | 200,000 |

**Alger American Small Capitalization Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 3.55% | 1,488 | 2,976 | 200,000 |
| 12/31/93 | 13.28% | 4,797 | 6,472 | 200,000 |
| 12/31/94 | -4.38% | 6,716 | 8,579 | 200,000 |
| 12/31/95 | 44.31% | 14,240 | 16,290 | 200,000 |
| 12/31/96 | 4.18% | 17,379 | 19,579 | 200,000 |
| 12/31/97 | 11.39% | 22,417 | 24,617 | 200,000 |
| 12/31/98 | 15.53% | 29,151 | 31,351 | 200,000 |
| 12/31/99 | 43.42% | 46,740 | 48,665 | 200,000 |
| 12/31/00 | -27.20% | 35,398 | 37,048 | 200,000 |
| 12/31/01 | -29.51% | 26,317 | 27,692 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

## FIRSTLINE HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45  
Standard Risk Class  
Stated Death Benefit $200,000

Cash Value Accumulation Test  
Death Benefit Option 1  
Annual Premium $3,750

### Fidelity VIP *Asset Manager* ℠ Portfolio

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 11.71% | 1,746 | 3,234 | 200,000 |
| 12/31/93 | 21.23% | 5,589 | 7,264 | 200,000 |
| 12/31/94 | -6.09% | 7,297 | 9,159 | 200,000 |
| 12/31/95 | 16.96% | 11,743 | 13,793 | 200,000 |
| 12/31/96 | 14.60% | 16,531 | 18,731 | 200,000 |
| 12/31/97 | 20.65% | 23,482 | 25,682 | 200,000 |
| 12/31/98 | 15.05% | 30,240 | 32,440 | 200,000 |
| 12/31/99 | 11.09% | 36,866 | 38,791 | 200,000 |
| 12/31/00 | -3.87% | 37,942 | 39,592 | 200,000 |
| 12/31/01 | -4.15% | 38,862 | 40,237 | 200,000 |

### Fidelity VIP Growth Portfolio

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 9.32% | 1,671 | 3,158 | 200,000 |
| 12/31/93 | 19.37% | 5,382 | 7,057 | 200,000 |
| 12/31/94 | -0.02% | 7,711 | 9,573 | 200,000 |
| 12/31/95 | 35.36% | 14,542 | 16,592 | 200,000 |
| 12/31/96 | 14.71% | 19,750 | 21,950 | 200,000 |
| 12/31/97 | 23.48% | 28,059 | 30,259 | 200,000 |
| 12/31/98 | 39.49% | 43,601 | 45,801 | 200,000 |
| 12/31/99 | 37.44% | 64,493 | 66,418 | 200,000 |
| 12/31/00 | -10.96% | 59,517 | 61,167 | 200,000 |
| 12/31/01 | -17.67% | 50,837 | 52,212 | 200,000 |

### Fidelity VIP Index 500 Portfolio

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/93 | 9.74% | 1,684 | 3,171 | 200,000 |
| 12/31/94 | 1.04% | 4,254 | 5,929 | 200,000 |
| 12/31/95 | 37.19% | 9,905 | 11,767 | 200,000 |
| 12/31/96 | 22.71% | 15,633 | 17,683 | 200,000 |
| 12/31/97 | 32.82% | 24,736 | 26,936 | 200,000 |
| 12/31/98 | 28.31% | 35,640 | 37,840 | 200,000 |
| 12/31/99 | 20.52% | 46,415 | 48,615 | 200,000 |
| 12/31/00 | -9.30% | 44,292 | 46,217 | 200,000 |
| 12/31/01 | -12.09% | 41,028 | 42,678 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45                  Cash Value Accumulation Test
Standard Risk Class                  Death Benefit Option 1
Stated Death Benefit $200,000                  Annual Premium $3,750

**Fidelity VIP Money Market Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 3.90% | 1,499 | 2,987 | 200,000 |
| 12/31/93 | 3.23% | 4,201 | 5,876 | 200,000 |
| 12/31/94 | 4.25% | 6,911 | 8,774 | 200,000 |
| 12/31/95 | 5.87% | 9,988 | 12,038 | 200,000 |
| 12/31/96 | 5.41% | 13,147 | 15,347 | 200,000 |
| 12/31/97 | 5.51% | 16,640 | 18,840 | 200,000 |
| 12/31/98 | 5.46% | 20,303 | 22,503 | 200,000 |
| 12/31/99 | 5.17% | 24,354 | 26,279 | 200,000 |
| 12/31/00 | 6.30% | 28,917 | 30,567 | 200,000 |
| 12/31/01 | 4.18% | 33,023 | 34,398 | 200,000 |

**Fidelity VIP Overseas Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | -10.72% | 1,039 | 2,526 | 200,000 |
| 12/31/93 | 37.35% | 5,641 | 7,316 | 200,000 |
| 12/31/94 | 1.72% | 8,147 | 10,010 | 200,000 |
| 12/31/95 | 9.74% | 11,795 | 13,845 | 200,000 |
| 12/31/96 | 13.15% | 16,346 | 18,546 | 200,000 |
| 12/31/97 | 11.56% | 21,306 | 23,506 | 200,000 |
| 12/31/98 | 12.81% | 27,152 | 29,352 | 200,000 |
| 12/31/99 | 42.55% | 43,601 | 45,526 | 200,000 |
| 12/31/00 | -19.07% | 37,048 | 38,698 | 200,000 |
| 12/31/01 | -21.21% | 30,922 | 32,297 | 200,000 |

**The GCG Trust Fully Managed Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 6.23% | 1,573 | 3,060 | 200,000 |
| 12/31/93 | 7.59% | 4,543 | 6,218 | 200,000 |
| 12/31/94 | -7.27% | 6,210 | 8,072 | 200,000 |
| 12/31/95 | 20.80% | 10,902 | 12,952 | 200,000 |
| 12/31/96 | 16.36% | 15,850 | 18,050 | 200,000 |
| 12/31/97 | 15.27% | 21,533 | 23,733 | 200,000 |
| 12/31/98 | 5.89% | 25,562 | 27,762 | 200,000 |
| 12/31/99 | 6.92% | 30,406 | 32,331 | 200,000 |
| 12/31/00 | 21.97% | 40,852 | 42,502 | 200,000 |
| 12/31/01 | 9.92% | 48,025 | 49,400 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

## *FIRSTLINE HYPOTHETICAL ILLUSTRATIONS* (continued)

Tobacco Non-user Male Age 45
Standard Risk Class
Stated Death Benefit $200,000


Cash Value Accumulation Test
Death Benefit Option 1
Annual Premium $3,750


**The GCG Trust Mid-Cap Growth Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/99 | 79.05% | 3,894 | 5,381 | 200,000 |
| 12/31/00 | 8.18% | 7,079 | 8,754 | 200,000 |
| 12/31/01 | -23.62% | 6,644 | 8,506 | 200,000 |

**ING Partners, Inc. ING UBS Tactical Asset Allocation Portfolio – I Class**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|

*This fund is too new for experience to be shown*

**ING Partners, Inc. ING Van Kampen Comstock Portfolio – I Class**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|

*This fund is too new for experience to be shown*

**ING Income Shares ING VP Bond Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 10.94% | 1,722 | 3,209 | 200,000 |
| 12/31/96 | 1.30% | 4,308 | 5,983 | 200,000 |
| 12/31/97 | 8.30% | 7,386 | 9,248 | 200,000 |
| 12/31/98 | 8.14% | 10,767 | 12,817 | 200,000 |
| 12/31/99 | -0.74% | 12,996 | 15,196 | 200,000 |
| 12/31/00 | 9.64% | 17,231 | 19,431 | 200,000 |
| 12/31/01 | 8.75% | 21,660 | 23,860 | 200,000 |

**ING Variable Portfolios, Inc. ING VP Index Plus Large Cap Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/97 | 33.89% | 2,450 | 3,938 | 200,000 |
| 12/31/98 | 31.60% | 7,167 | 8,842 | 200,000 |
| 12/31/99 | 24.30% | 12,361 | 14,224 | 200,000 |
| 12/31/00 | -9.41% | 13,112 | 15,162 | 200,000 |
| 12/31/01 | -13.62% | 12,988 | 15,188 | 200,000 |

**ING Variable Portfolios, Inc. ING VP Index Plus Mid Cap Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/98 | 24.30% | 2,145 | 3,633 | 200,000 |
| 12/31/99 | 15.81% | 5,707 | 7,382 | 200,000 |
| 12/31/00 | 19.91% | 10,098 | 11,961 | 200,000 |
| 12/31/01 | -1.32% | 12,277 | 14,327 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

# *FIRSTLINE HYPOTHETICAL ILLUSTRATIONS* (continued)

Tobacco Non-user Male Age 45
Standard Risk Class
Stated Death Benefit $200,000

Cash Value Accumulation Test
Death Benefit Option 1
Annual Premium $3,750

**ING Variable Portfolios, Inc. ING VP Index Plus Small Cap Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/98 | -1.35% | 1,334 | 2,821 | 200,000 |
| 12/31/99 | 10.79% | 4,475 | 6,150 | 200,000 |
| 12/31/00 | 9.82% | 7,705 | 9,567 | 200,000 |
| 12/31/01 | 2.41% | 10,391 | 12,441 | 200,000 |

**ING Variable Products Trust ING VP Growth Opportunities Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/01 | -38.57% | 169 | 1,657 | 200,000 |

**ING Variable Products Trust ING VP MagnaCap Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/01 | -10.44% | 1,047 | 2,535 | 200,000 |

**ING Variable Products Trust ING VP MidCap Opportunities Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/01 | -32.92% | 345 | 1,832 | 200,000 |

**ING Variable Products Trust ING VP SmallCap Opportunities Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 21.39% | 2,053 | 3,541 | 200,000 |
| 12/31/96 | 13.61% | 5,455 | 7,130 | 200,000 |
| 12/31/97 | 15.81% | 9,383 | 11,245 | 200,000 |
| 12/31/98 | 17.30% | 14,223 | 16,273 | 200,000 |
| 12/31/99 | 141.03% | 43,742 | 45,942 | 200,000 |
| 12/31/00 | 1.09% | 46,671 | 48,871 | 200,000 |
| 12/31/01 | -29.15% | 33,993 | 36,193 | 200,000 |

**INVESCO VIF-Core Equity Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 29.25% | 2,303 | 3,790 | 200,000 |
| 12/31/96 | 22.28% | 6,333 | 8,008 | 200,000 |
| 12/31/97 | 28.17% | 11,754 | 13,617 | 200,000 |
| 12/31/98 | 15.30% | 16,664 | 18,714 | 200,000 |
| 12/31/99 | 14.84% | 22,205 | 24,405 | 200,000 |
| 12/31/00 | 4.87% | 25,995 | 28,195 | 200,000 |
| 12/31/01 | -8.97% | 25,654 | 27,854 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

# FIRSTLINE HYPOTHETICAL ILLUSTRATIONS (continued)

| Tobacco Non-user Male Age 45 | Cash Value Accumulation Test |
|---|---|
| Standard Risk Class | Death Benefit Option 1 |
| Stated Death Benefit $200,000 | Annual Premium $3,750 |

**INVESCO VIF-Health Sciences Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/98 | 42.85% | 2,736 | 4,223 | 200,000 |
| 12/31/99 | 4.86% | 5,590 | 7,265 | 200,000 |
| 12/31/00 | 30.54% | 11,048 | 12,911 | 200,000 |
| 12/31/01 | -12.59% | 11,422 | 13,472 | 200,000 |

**INVESCO VIF-High Yield Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 19.76% | 2,001 | 3,489 | 200,000 |
| 12/31/96 | 16.59% | 5,592 | 7,267 | 200,000 |
| 12/31/97 | 17.33% | 9,697 | 11,559 | 200,000 |
| 12/31/98 | 1.42% | 12,280 | 14,330 | 200,000 |
| 12/31/99 | 9.20% | 16,210 | 18,410 | 200,000 |
| 12/31/00 | -11.68% | 16,197 | 18,397 | 200,000 |
| 12/31/01 | -14.93% | 15,491 | 17,691 | 200,000 |

**INVESCO VIF-Small Company Growth Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/98 | 16.38% | 1,894 | 3,382 | 200,000 |
| 12/31/99 | 91.06% | 10,299 | 11,974 | 200,000 |
| 12/31/00 | -14.98% | 10,379 | 12,242 | 200,000 |
| 12/31/01 | -18.54% | 9,935 | 11,985 | 200,000 |

**INVESCO VIF-Total Return Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 22.79% | 2,097 | 3,585 | 200,000 |
| 12/31/96 | 12.18% | 5,410 | 7,085 | 200,000 |
| 12/31/97 | 22.91% | 10,046 | 11,908 | 200,000 |
| 12/31/98 | 9.56% | 13,845 | 15,895 | 200,000 |
| 12/31/99 | -3.40% | 15,542 | 17,742 | 200,000 |
| 12/31/00 | -2.17% | 17,573 | 19,773 | 200,000 |
| 12/31/01 | -1.47% | 19,711 | 21,911 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

| Tobacco Non-user Male Age 45 | Cash Value Accumulation Test |
|---|---|
| Standard Risk Class | Death Benefit Option 1 |
| Stated Death Benefit $200,000 | Annual Premium $3,750 |

**INVESCO VIF-Utilities Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 9.08% | 1,663 | 3,150 | 200,000 |
| 12/31/96 | 12.76% | 4,961 | 6,636 | 200,000 |
| 12/31/97 | 23.41% | 9,544 | 11,406 | 200,000 |
| 12/31/98 | 25.48% | 15,591 | 17,641 | 200,000 |
| 12/31/99 | 19.13% | 21,860 | 24,060 | 200,000 |
| 12/31/00 | 5.28% | 25,745 | 27,945 | 200,000 |
| 12/31/01 | -32.41% | 18,207 | 20,407 | 200,000 |

**Janus Aspen Aggressive Growth Portfolio Service Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | 16.19% | 1,888 | 3,376 | 200,000 |
| 12/31/95 | 27.28% | 6,151 | 7,826 | 200,000 |
| 12/31/96 | 7.33% | 9,270 | 11,132 | 200,000 |
| 12/31/97 | 12.29% | 13,383 | 15,433 | 200,000 |
| 12/31/98 | 33.33% | 21,851 | 24,051 | 200,000 |
| 12/31/99 | 1.22% | 24,641 | 26,841 | 200,000 |
| 12/31/00 | -31.78% | 17,651 | 19,851 | 200,000 |
| 12/31/01 | -39.59% | 11,397 | 13,322 | 200,000 |

**Janus Aspen Growth Portfolio Service Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | 2.58% | 1,458 | 2,945 | 200,000 |
| 12/31/95 | 29.92% | 5,765 | 7,440 | 200,000 |
| 12/31/96 | 17.73% | 9,940 | 11,802 | 200,000 |
| 12/31/97 | 21.84% | 15,547 | 17,597 | 200,000 |
| 12/31/98 | 34.71% | 25,011 | 27,211 | 200,000 |
| 12/31/99 | 42.50% | 40,271 | 42,471 | 200,000 |
| 12/31/00 | -14.75% | 35,993 | 38,193 | 200,000 |
| 12/31/01 | -24.90% | 28,467 | 30,392 | 200,000 |

**Janus Aspen International Growth Portfolio Service Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 23.15% | 2,109 | 3,596 | 200,000 |
| 12/31/96 | 34.07% | 6,885 | 8,560 | 200,000 |
| 12/31/97 | 17.22% | 11,195 | 13,057 | 200,000 |
| 12/31/98 | 16.14% | 16,156 | 18,206 | 200,000 |
| 12/31/99 | 78.93% | 35,202 | 37,402 | 200,000 |
| 12/31/00 | -16.14% | 31,126 | 33,326 | 200,000 |
| 12/31/01 | -23.43% | 25,080 | 27,280 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

\* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

# FIRSTLINE HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45                          Cash Value Accumulation Test
Standard Risk Class                                           Death Benefit Option 1
Stated Death Benefit $200,000                              Annual Premium $3,750

**Janus Aspen Worldwide Growth Portfolio Service Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | 1.47% | 1,423 | 2,910 | 200,000 |
| 12/31/95 | 27.25% | 5,559 | 7,234 | 200,000 |
| 12/31/96 | 28.21% | 10,770 | 12,633 | 200,000 |
| 12/31/97 | 20.90% | 16,408 | 18,458 | 200,000 |
| 12/31/98 | 27.13% | 24,544 | 26,744 | 200,000 |
| 12/31/99 | 62.98% | 45,692 | 47,892 | 200,000 |
| 12/31/00 | -15.99% | 39,972 | 42,172 | 200,000 |
| 12/31/01 | -22.62% | 32,471 | 34,396 | 200,000 |

**Neuberger Berman AMT Growth Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 9.54% | 1,678 | 3,165 | 200,000 |
| 12/31/93 | 6.79% | 4,605 | 6,280 | 200,000 |
| 12/31/94 | -4.99% | 6,478 | 8,340 | 200,000 |
| 12/31/95 | 31.73% | 12,467 | 14,517 | 200,000 |
| 12/31/96 | 9.14% | 16,403 | 18,603 | 200,000 |
| 12/31/97 | 29.01% | 25,131 | 27,331 | 200,000 |
| 12/31/98 | 15.53% | 32,277 | 34,477 | 200,000 |
| 12/31/99 | 50.40% | 53,822 | 55,747 | 200,000 |
| 12/31/00 | -11.66% | 49,633 | 51,283 | 200,000 |
| 12/31/01 | -30.36% | 35,863 | 37,238 | 200,000 |

**Neuberger Berman AMT Limited Maturity Bond Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 5.18% | 1,540 | 3,027 | 200,000 |
| 12/31/93 | 6.63% | 4,449 | 6,124 | 200,000 |
| 12/31/94 | -0.15% | 6,770 | 8,632 | 200,000 |
| 12/31/95 | 10.94% | 10,428 | 12,478 | 200,000 |
| 12/31/96 | 4.31% | 13,440 | 15,640 | 200,000 |
| 12/31/97 | 6.74% | 17,177 | 19,377 | 200,000 |
| 12/31/98 | 4.39% | 20,629 | 22,829 | 200,000 |
| 12/31/99 | 1.48% | 23,746 | 25,671 | 200,000 |
| 12/31/00 | 6.78% | 28,410 | 30,060 | 200,000 |
| 12/31/01 | 8.78% | 34,012 | 35,387 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45
Standard Risk Class
Stated Death Benefit $200,000

Cash Value Accumulation Test
Death Benefit Option 1
Annual Premium $3,750

**Neuberger Berman AMT Partners Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 36.47% | 2,532 | 4,020 | 200,000 |
| 12/31/96 | 29.57% | 7,130 | 8,805 | 200,000 |
| 12/31/97 | 31.25% | 13,136 | 14,998 | 200,000 |
| 12/31/98 | 4.21% | 16,258 | 18,308 | 200,000 |
| 12/31/99 | 7.37% | 20,152 | 22,352 | 200,000 |
| 12/31/00 | 0.70% | 22,795 | 24,995 | 200,000 |
| 12/31/01 | -2.83% | 24,462 | 26,662 | 200,000 |

**Pioneer Mid Cap Value VCT Portfolio – Class I Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/96 | 15.03% | 1,851 | 3,339 | 200,000 |
| 12/31/97 | 24.69% | 5,938 | 7,613 | 200,000 |
| 12/31/98 | -4.02% | 7,842 | 9,705 | 200,000 |
| 12/31/99 | 13.13% | 11,892 | 13,942 | 200,000 |
| 12/31/00 | 18.00% | 17,276 | 19,476 | 200,000 |
| 12/31/01 | 6.49% | 21,204 | 23,404 | 200,000 |

**Pioneer Small Cap Value VCT Portfolio – Class I Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/01 | -31.68% | 383 | 1,871 | 200,000 |

**Putnam VT Growth and Income Fund – Class IB Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/99 | -1.47% | 1,330 | 2,817 | 200,000 |
| 12/31/00 | 7.92% | 4,302 | 5,977 | 200,000 |
| 12/31/01 | -6.39% | 6,066 | 7,928 | 200,000 |

**Putnam VT New Opportunities Fund – Class IB Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/99 | 69.10% | 3,575 | 5,062 | 200,000 |
| 12/31/00 | -26.20% | 3,952 | 5,627 | 200,000 |
| 12/31/01 | -30.14% | 3,707 | 5,570 | 200,000 |

**Putnam VT Small Cap Value Fund – Class IB Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/00 | 24.44% | 2,150 | 3,637 | 200,000 |
| 12/31/01 | 18.13% | 5,868 | 7,543 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

# *FIRSTLINE HYPOTHETICAL ILLUSTRATIONS* (continued)

Tobacco Non-user Male Age 45                                    Cash Value Accumulation Test
Standard Risk Class                                          Death Benefit Option 1
Stated Death Benefit $200,000                              Annual Premium $3,750

## Putnam VT Voyager Fund – Class IB Shares

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/99 | 58.01% | 3,220 | 4,707 | 200,000 |
| 12/31/00 | -16.54% | 4,437 | 6,112 | 200,000 |
| 12/31/01 | -22.41% | 4,742 | 6,605 | 200,000 |

## Van Eck Worldwide Bond Fund

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | -5.25% | 1,211 | 2,698 | 200,000 |
| 12/31/93 | 7.79% | 4,167 | 5,842 | 200,000 |
| 12/31/94 | -1.32% | 6,386 | 8,248 | 200,000 |
| 12/31/95 | 17.30% | 10,719 | 12,769 | 200,000 |
| 12/31/96 | 2.53% | 13,463 | 15,663 | 200,000 |
| 12/31/97 | 2.38% | 16,391 | 18,591 | 200,000 |
| 12/31/98 | 12.75% | 21,610 | 23,810 | 200,000 |
| 12/31/99 | -7.82% | 22,255 | 24,180 | 200,000 |
| 12/31/00 | 1.88% | 25,494 | 27,144 | 200,000 |
| 12/31/01 | -5.11% | 26,677 | 28,052 | 200,000 |

## Van Eck Worldwide Emerging Markets Fund

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/96 | 26.82% | 2,225 | 3,713 | 200,000 |
| 12/31/97 | -11.61% | 3,944 | 5,619 | 200,000 |
| 12/31/98 | -34.15% | 3,360 | 5,222 | 200,000 |
| 12/31/99 | 100.28% | 14,053 | 16,103 | 200,000 |
| 12/31/00 | -41.87% | 8,438 | 10,638 | 200,000 |
| 12/31/01 | -1.69% | 10,708 | 12,908 | 200,000 |

## Van Eck Worldwide Hard Assets Fund

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | -4.09% | 1,247 | 2,735 | 200,000 |
| 12/31/93 | 64.83% | 7,531 | 9,206 | 200,000 |
| 12/31/94 | -4.78% | 9,273 | 11,136 | 200,000 |
| 12/31/95 | 10.99% | 13,204 | 15,254 | 200,000 |
| 12/31/96 | 18.04% | 18,826 | 21,026 | 200,000 |
| 12/31/97 | -1.67% | 20,896 | 23,096 | 200,000 |
| 12/31/98 | -30.93% | 15,323 | 17,523 | 200,000 |
| 12/31/99 | 21.00% | 22,372 | 24,297 | 200,000 |
| 12/31/00 | 11.41% | 28,207 | 29,857 | 200,000 |
| 12/31/01 | -10.45% | 27,496 | 28,871 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

## *FIRSTLINE HYPOTHETICAL ILLUSTRATIONS* (continued)

Tobacco Non-user Male Age 45                                   Cash Value Accumulation Test
Standard Risk Class                                                        Death Benefit Option 1
Stated Death Benefit $200,000                                      Annual Premium $3,750

**Van Eck Worldwide Real Estate Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/98 | -11.35% | 1,019 | 2,506 | 200,000 |
| 12/31/99 | -2.01% | 3,415 | 5,090 | 200,000 |
| 12/31/00 | 18.71% | 7,263 | 9,125 | 200,000 |
| 12/31/01 | 5.34% | 10,294 | 12,344 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

# *FIRSTLINE II HYPOTHETICAL ILLUSTRATIONS*

Tobacco Non-user Male Age 45                                    Cash Value Accumulation Test
Preferred Risk Class                                                  Death Benefit Option 1
Stated Death Benefit $200,000                                         Annual Premium $3,750

## AIM V.I. Capital Appreciation Fund – Series I

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | 2.50% | 1,429 | 2,917 | 200,000 |
| 12/31/95 | 35.69% | 6,165 | 7,840 | 200,000 |
| 12/31/96 | 17.58% | 10,582 | 12,445 | 200,000 |
| 12/31/97 | 13.51% | 15,225 | 17,275 | 200,000 |
| 12/31/98 | 19.30% | 21,654 | 23,854 | 200,000 |
| 12/31/99 | 44.61% | 36,208 | 38,408 | 200,000 |
| 12/31/00 | -10.91% | 34,169 | 36,369 | 200,000 |
| 12/31/01 | -23.28% | 27,723 | 29,648 | 200,000 |

## AIM V.I. Government Securities Fund – Series I

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | -3.73% | 1,234 | 2,721 | 200,000 |
| 12/31/95 | 15.56% | 4,724 | 6,399 | 200,000 |
| 12/31/96 | 2.29% | 7,450 | 9,312 | 200,000 |
| 12/31/97 | 8.16% | 11,021 | 13,071 | 200,000 |
| 12/31/98 | 7.73% | 14,795 | 16,995 | 200,000 |
| 12/31/99 | -1.32% | 17,137 | 19,337 | 200,000 |
| 12/31/00 | 10.12% | 21,923 | 24,123 | 200,000 |
| 12/31/01 | 6.41% | 26,374 | 28,299 | 200,000 |

## Alger American Growth Portfolio

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 12.38% | 1,740 | 3,228 | 200,000 |
| 12/31/93 | 22.47% | 5,745 | 7,420 | 200,000 |
| 12/31/94 | 1.45% | 8,401 | 10,263 | 200,000 |
| 12/31/95 | 36.37% | 15,814 | 17,864 | 200,000 |
| 12/31/96 | 13.35% | 21,110 | 23,310 | 200,000 |
| 12/31/97 | 25.75% | 30,462 | 32,662 | 200,000 |
| 12/31/98 | 48.07% | 50,056 | 52,256 | 200,000 |
| 12/31/99 | 33.74% | 71,279 | 73,204 | 200,000 |
| 12/31/00 | -14.78% | 62,569 | 64,219 | 200,000 |
| 12/31/01 | -11.81% | 57,129 | 58,504 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

# FIRSTLINE II HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45  
Preferred Risk Class  
Stated Death Benefit $200,000

Cash Value Accumulation Test  
Death Benefit Option 1  
Annual Premium $3,750

**Alger American Leveraged AllCap Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/96 | 12.04% | 1,730 | 3,217 | 200,000 |
| 12/31/97 | 19.68% | 5,555 | 7,230 | 200,000 |
| 12/31/98 | 57.83% | 14,021 | 15,883 | 200,000 |
| 12/31/99 | 78.06% | 31,355 | 33,405 | 200,000 |
| 12/31/00 | -24.83% | 24,778 | 26,978 | 200,000 |
| 12/31/01 | -15.93% | 22,580 | 24,780 | 200,000 |

**Alger American MidCap Growth Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | -1.54% | 1,303 | 2,790 | 200,000 |
| 12/31/95 | 44.45% | 6,512 | 8,187 | 200,000 |
| 12/31/96 | 11.90% | 10,350 | 12,213 | 200,000 |
| 12/31/97 | 15.01% | 15,192 | 17,242 | 200,000 |
| 12/31/98 | 30.30% | 23,846 | 26,046 | 200,000 |
| 12/31/99 | 31.85% | 35,660 | 37,860 | 200,000 |
| 12/31/00 | 9.18% | 41,869 | 44,069 | 200,000 |
| 12/31/01 | -6.52% | 41,469 | 43,394 | 200,000 |

**Alger American Small Capitalization Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 3.55% | 1,462 | 2,950 | 200,000 |
| 12/31/93 | 13.28% | 4,849 | 6,524 | 200,000 |
| 12/31/94 | -4.38% | 6,938 | 8,800 | 200,000 |
| 12/31/95 | 44.31% | 14,773 | 16,823 | 200,000 |
| 12/31/96 | 4.18% | 18,115 | 20,315 | 200,000 |
| 12/31/97 | 11.39% | 23,362 | 25,562 | 200,000 |
| 12/31/98 | 15.53% | 30,298 | 32,498 | 200,000 |
| 12/31/99 | 43.42% | 48,361 | 50,286 | 200,000 |
| 12/31/00 | -27.20% | 36,502 | 38,152 | 200,000 |
| 12/31/01 | -29.51% | 26,949 | 28,324 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

# FIRSTLINE II HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45  
Preferred Risk Class  
Stated Death Benefit $200,000

Cash Value Accumulation Test  
Death Benefit Option 1  
Annual Premium $3,750

### Fidelity VIP *Asset Manager* SM Portfolio

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 11.71% | 1,719 | 3,207 | 200,000 |
| 12/31/93 | 21.23% | 5,641 | 7,316 | 200,000 |
| 12/31/94 | -6.09% | 7,515 | 9,377 | 200,000 |
| 12/31/95 | 16.96% | 12,189 | 14,239 | 200,000 |
| 12/31/96 | 14.60% | 17,234 | 19,434 | 200,000 |
| 12/31/97 | 20.65% | 24,461 | 26,661 | 200,000 |
| 12/31/98 | 15.05% | 31,421 | 33,621 | 200,000 |
| 12/31/99 | 11.09% | 38,158 | 40,083 | 200,000 |
| 12/31/00 | -3.87% | 39,094 | 40,744 | 200,000 |
| 12/31/01 | -4.15% | 39,801 | 41,176 | 200,000 |

### Fidelity VIP Growth Portfolio

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 9.32% | 1,644 | 3,132 | 200,000 |
| 12/31/93 | 19.37% | 5,434 | 7,109 | 200,000 |
| 12/31/94 | -0.02% | 7,937 | 9,800 | 200,000 |
| 12/31/95 | 35.36% | 15,054 | 17,104 | 200,000 |
| 12/31/96 | 14.71% | 20,526 | 22,726 | 200,000 |
| 12/31/97 | 23.48% | 29,146 | 31,346 | 200,000 |
| 12/31/98 | 39.49% | 45,172 | 47,372 | 200,000 |
| 12/31/99 | 37.44% | 66,625 | 68,550 | 200,000 |
| 12/31/00 | -10.96% | 61,336 | 62,986 | 200,000 |
| 12/31/01 | -17.67% | 52,195 | 53,570 | 200,000 |

### Fidelity VIP Index 500 Portfolio

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/93 | 9.74% | 1,657 | 3,145 | 200,000 |
| 12/31/94 | 1.04% | 4,303 | 5,978 | 200,000 |
| 12/31/95 | 37.19% | 10,181 | 12,043 | 200,000 |
| 12/31/96 | 22.71% | 16,163 | 18,213 | 200,000 |
| 12/31/97 | 32.82% | 25,641 | 27,841 | 200,000 |
| 12/31/98 | 28.31% | 36,927 | 39,127 | 200,000 |
| 12/31/99 | 20.52% | 48,013 | 50,213 | 200,000 |
| 12/31/00 | -9.30% | 45,721 | 47,646 | 200,000 |
| 12/31/01 | -12.09% | 42,201 | 43,851 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

\* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45
Preferred Risk Class
Stated Death Benefit $200,000

Cash Value Accumulation Test
Death Benefit Option 1
Annual Premium $3,750

**Fidelity VIP Money Market Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 3.90% | 1,473 | 2,961 | 200,000 |
| 12/31/93 | 3.23% | 4,251 | 5,926 | 200,000 |
| 12/31/94 | 4.25% | 7,144 | 9,007 | 200,000 |
| 12/31/95 | 5.87% | 10,416 | 12,466 | 200,000 |
| 12/31/96 | 5.41% | 13,785 | 15,985 | 200,000 |
| 12/31/97 | 5.51% | 17,441 | 19,641 | 200,000 |
| 12/31/98 | 5.46% | 21,204 | 23,404 | 200,000 |
| 12/31/99 | 5.17% | 25,284 | 27,209 | 200,000 |
| 12/31/00 | 6.30% | 29,807 | 31,457 | 200,000 |
| 12/31/01 | 4.18% | 33,772 | 35,147 | 200,000 |

**Fidelity VIP Overseas Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | -10.72% | 1,015 | 2,502 | 200,000 |
| 12/31/93 | 37.35% | 5,699 | 7,374 | 200,000 |
| 12/31/94 | 1.72% | 8,382 | 10,245 | 200,000 |
| 12/31/95 | 9.74% | 12,236 | 14,286 | 200,000 |
| 12/31/96 | 13.15% | 17,037 | 19,237 | 200,000 |
| 12/31/97 | 11.56% | 22,203 | 24,403 | 200,000 |
| 12/31/98 | 12.81% | 28,220 | 30,420 | 200,000 |
| 12/31/99 | 42.55% | 45,099 | 47,024 | 200,000 |
| 12/31/00 | -19.07% | 38,180 | 39,830 | 200,000 |
| 12/31/01 | -21.21% | 31,661 | 33,036 | 200,000 |

**The GCG Trust Fully Managed Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 6.23% | 1,547 | 3,034 | 200,000 |
| 12/31/93 | 7.59% | 4,594 | 6,269 | 200,000 |
| 12/31/94 | -7.27% | 6,427 | 8,289 | 200,000 |
| 12/31/95 | 20.80% | 11,359 | 13,409 | 200,000 |
| 12/31/96 | 16.36% | 16,576 | 18,776 | 200,000 |
| 12/31/97 | 15.27% | 22,499 | 24,699 | 200,000 |
| 12/31/98 | 5.89% | 26,639 | 28,839 | 200,000 |
| 12/31/99 | 6.92% | 31,539 | 33,464 | 200,000 |
| 12/31/00 | 21.97% | 42,131 | 43,781 | 200,000 |
| 12/31/01 | 9.92% | 49,258 | 50,633 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 45                                      Cash Value Accumulation Test
Preferred Risk Class                                                   Death Benefit Option 1
Stated Death Benefit $200,000                                        Annual Premium $3,750

---

**The GCG Trust Mid-Cap Growth Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/99 | 79.05% | 3,859 | 5,346 | 200,000 |
| 12/31/00 | 8.18% | 7,119 | 8,794 | 200,000 |
| 12/31/01 | -23.62% | 6,826 | 8,688 | 200,000 |

**ING Partners, Inc. ING UBS Tactical Asset Allocation Portfolio – I Class**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|

*This fund is too new for experience to be shown*

**ING Partners, Inc. ING Van Kampen Comstock Portfolio – I Class**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|

*This fund is too new for experience to be shown*

**ING Income Shares ING VP Bond Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 10.94% | 1,695 | 3,183 | 200,000 |
| 12/31/96 | 1.30% | 4,358 | 6,033 | 200,000 |
| 12/31/97 | 8.30% | 7,623 | 9,486 | 200,000 |
| 12/31/98 | 8.14% | 11,206 | 13,256 | 200,000 |
| 12/31/99 | -0.74% | 13,613 | 15,813 | 200,000 |
| 12/31/00 | 9.64% | 18,036 | 20,236 | 200,000 |
| 12/31/01 | 8.75% | 22,593 | 24,793 | 200,000 |

**ING Variable Portfolios, Inc. ING VP Index Plus LargeCap Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/97 | 33.89% | 2,421 | 3,908 | 200,000 |
| 12/31/98 | 31.60% | 7,215 | 8,890 | 200,000 |
| 12/31/99 | 24.30% | 12,615 | 14,478 | 200,000 |
| 12/31/00 | -9.41% | 13,504 | 15,554 | 200,000 |
| 12/31/01 | -13.62% | 13,493 | 15,693 | 200,000 |

**ING Variable Portfolios, Inc. ING VP Index Plus MidCap Portfolio – Class R Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/98 | 24.30% | 2,117 | 3,604 | 200,000 |
| 12/31/99 | 15.81% | 5,756 | 7,431 | 200,000 |
| 12/31/00 | 19.91% | 10,349 | 12,211 | 200,000 |
| 12/31/01 | -1.32% | 12,695 | 14,745 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

---

# *FIRSTLINE II HYPOTHETICAL ILLUSTRATIONS* (continued)

Tobacco Non-user Male Age 45  
Preferred Risk Class  
Stated Death Benefit $200,000

Cash Value Accumulation Test  
Death Benefit Option 1  
Annual Premium $3,750

### ING Variable Portfolios, Inc. ING VP Index Plus SmallCap Portfolio – Class R Shares

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/98 | -1.35% | 1,308 | 2,796 | 200,000 |
| 12/31/99 | 10.79% | 4,528 | 6,203 | 200,000 |
| 12/31/00 | 9.82% | 7,947 | 9,810 | 200,000 |
| 12/31/01 | 2.41% | 10,817 | 12,867 | 200,000 |

### ING Variable Products Trust ING VP Growth Opportunities Portfolio – Class R Shares

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/01 | -38.57% | 150 | 1,637 | 200,000 |

### ING Variable Products Trust ING VP MagnaCap Portfolio – Class R Shares

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/01 | -10.44% | 1,024 | 2,511 | 200,000 |

### ING Variable Products Trust ING VP MidCap Opportunities Portfolio – Class R Shares

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/01 | -32.92% | 324 | 1,812 | 200,000 |

### ING Variable Products Trust ING VP SmallCap Opportunities Portfolio – Class R Shares

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 21.39% | 2,025 | 3,512 | 200,000 |
| 12/31/96 | 13.61% | 5,505 | 7,180 | 200,000 |
| 12/31/97 | 15.81% | 9,628 | 11,491 | 200,000 |
| 12/31/98 | 17.30% | 14,699 | 16,749 | 200,000 |
| 12/31/99 | 141.03% | 45,166 | 47,366 | 200,000 |
| 12/31/00 | 1.09% | 48,204 | 50,404 | 200,000 |
| 12/31/01 | -29.15% | 35,115 | 37,315 | 200,000 |

### INVESCO VIF-Core Equity Fund

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 29.25% | 2,274 | 3,761 | 200,000 |
| 12/31/96 | 22.28% | 6,382 | 8,057 | 200,000 |
| 12/31/97 | 28.17% | 12,014 | 13,877 | 200,000 |
| 12/31/98 | 15.30% | 17,147 | 19,197 | 200,000 |
| 12/31/99 | 14.84% | 22,946 | 25,146 | 200,000 |
| 12/31/00 | 4.87% | 26,889 | 29,089 | 200,000 |
| 12/31/01 | -8.97% | 26,517 | 28,717 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 45
Preferred Risk Class
Stated Death Benefit $200,000

Cash Value Accumulation Test
Death Benefit Option 1
Annual Premium $3,750

**INVESCO VIF-Health Sciences Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/98 | 42.85% | 2,705 | 4,192 | 200,000 |
| 12/31/99 | 4.86% | 5,635 | 7,310 | 200,000 |
| 12/31/00 | 30.54% | 11,308 | 13,171 | 200,000 |
| 12/31/01 | -12.59% | 11,810 | 13,860 | 200,000 |

**INVESCO VIF-High Yield Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 19.76% | 1,973 | 3,461 | 200,000 |
| 12/31/96 | 16.59% | 5,642 | 7,317 | 200,000 |
| 12/31/97 | 17.33% | 9,945 | 11,807 | 200,000 |
| 12/31/98 | 1.42% | 12,706 | 14,756 | 200,000 |
| 12/31/99 | 9.20% | 16,863 | 19,063 | 200,000 |
| 12/31/00 | -11.68% | 16,887 | 19,087 | 200,000 |
| 12/31/01 | -14.93% | 16,131 | 18,331 | 200,000 |

**INVESCO VIF-Small Company Growth Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/98 | 16.38% | 1,867 | 3,354 | 200,000 |
| 12/31/99 | 91.06% | 10,354 | 12,029 | 200,000 |
| 12/31/00 | -14.98% | 10,583 | 12,446 | 200,000 |
| 12/31/01 | -18.54% | 10,258 | 12,308 | 200,000 |

**INVESCO VIF-Total Return Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 22.79% | 2,069 | 3,557 | 200,000 |
| 12/31/96 | 12.18% | 5,459 | 7,134 | 200,000 |
| 12/31/97 | 22.91% | 10,301 | 12,163 | 200,000 |
| 12/31/98 | 9.56% | 14,305 | 16,355 | 200,000 |
| 12/31/99 | -3.40% | 16,161 | 18,361 | 200,000 |
| 12/31/00 | -2.17% | 18,298 | 20,498 | 200,000 |
| 12/31/01 | -1.47% | 20,481 | 22,681 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45　　　　　　　　　　　Cash Value Accumulation Test
Preferred Risk Class　　　　　　　　　　　　　　　　Death Benefit Option 1
Stated Death Benefit $200,000　　　　　　　　　　　Annual Premium $3,750

**INVESCO VIF-Utilities Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 9.08% | 1,636 | 3,124 | 200,000 |
| 12/31/96 | 12.76% | 5,013 | 6,688 | 200,000 |
| 12/31/97 | 23.41% | 9,803 | 11,665 | 200,000 |
| 12/31/98 | 25.48% | 16,110 | 18,160 | 200,000 |
| 12/31/99 | 19.13% | 22,669 | 24,869 | 200,000 |
| 12/31/00 | 5.28% | 26,714 | 28,914 | 200,000 |
| 12/31/01 | -32.41% | 18,906 | 21,106 | 200,000 |

**Janus Aspen Aggressive Growth Portfolio Service Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | 16.19% | 1,861 | 3,348 | 200,000 |
| 12/31/95 | 27.28% | 6,203 | 7,878 | 200,000 |
| 12/31/96 | 7.33% | 9,506 | 11,368 | 200,000 |
| 12/31/97 | 12.29% | 13,832 | 15,882 | 200,000 |
| 12/31/98 | 33.33% | 22,655 | 24,855 | 200,000 |
| 12/31/99 | 1.22% | 25,571 | 27,771 | 200,000 |
| 12/31/00 | -31.78% | 18,329 | 20,529 | 200,000 |
| 12/31/01 | -39.59% | 11,795 | 13,720 | 200,000 |

**Janus Aspen Growth Portfolio Service Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | 2.58% | 1,432 | 2,919 | 200,000 |
| 12/31/95 | 29.92% | 5,819 | 7,494 | 200,000 |
| 12/31/96 | 17.73% | 10,194 | 12,056 | 200,000 |
| 12/31/97 | 21.84% | 16,047 | 18,097 | 200,000 |
| 12/31/98 | 34.71% | 25,888 | 28,088 | 200,000 |
| 12/31/99 | 42.50% | 41,651 | 43,851 | 200,000 |
| 12/31/00 | -14.75% | 37,209 | 39,409 | 200,000 |
| 12/31/01 | -24.90% | 29,364 | 31,289 | 200,000 |

**Janus Aspen International Growth Portfolio Service Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 23.15% | 2,081 | 3,568 | 200,000 |
| 12/31/96 | 34.07% | 6,935 | 8,610 | 200,000 |
| 12/31/97 | 17.22% | 11,442 | 13,305 | 200,000 |
| 12/31/98 | 16.14% | 16,628 | 18,678 | 200,000 |
| 12/31/99 | 78.93% | 36,279 | 38,479 | 200,000 |
| 12/31/00 | -16.14% | 32,125 | 34,325 | 200,000 |
| 12/31/01 | -23.43% | 25,889 | 28,089 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

# *FIRSTLINE II HYPOTHETICAL ILLUSTRATIONS* (continued)

Tobacco Non-user Male Age 45                                        Cash Value Accumulation Test
Preferred Risk Class                                                              Death Benefit Option 1
Stated Death Benefit $200,000                                          Annual Premium $3,750

---

**Janus Aspen Worldwide Growth Portfolio Service Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/94 | 1.47% | 1,397 | 2,885 | 200,000 |
| 12/31/95 | 27.25% | 5,614 | 7,289 | 200,000 |
| 12/31/96 | 28.21% | 11,039 | 12,901 | 200,000 |
| 12/31/97 | 20.90% | 16,922 | 18,972 | 200,000 |
| 12/31/98 | 27.13% | 25,393 | 27,593 | 200,000 |
| 12/31/99 | 62.98% | 47,214 | 49,414 | 200,000 |
| 12/31/00 | -15.99% | 41,288 | 43,488 | 200,000 |
| 12/31/01 | -22.62% | 33,473 | 35,398 | 200,000 |

**Neuberger Berman AMT Growth Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 9.54% | 1,651 | 3,138 | 200,000 |
| 12/31/93 | 6.79% | 4,656 | 6,331 | 200,000 |
| 12/31/94 | -4.99% | 6,697 | 8,560 | 200,000 |
| 12/31/95 | 31.73% | 12,959 | 15,009 | 200,000 |
| 12/31/96 | 9.14% | 17,128 | 19,328 | 200,000 |
| 12/31/97 | 29.01% | 26,201 | 28,401 | 200,000 |
| 12/31/98 | 15.53% | 33,566 | 35,766 | 200,000 |
| 12/31/99 | 50.40% | 55,735 | 57,660 | 200,000 |
| 12/31/00 | -11.66% | 51,241 | 52,891 | 200,000 |
| 12/31/01 | -30.36% | 36,846 | 38,221 | 200,000 |

**Neuberger Berman AMT Limited Maturity Bond Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | 5.18% | 1,514 | 3,001 | 200,000 |
| 12/31/93 | 6.63% | 4,500 | 6,175 | 200,000 |
| 12/31/94 | -0.15% | 6,996 | 8,859 | 200,000 |
| 12/31/95 | 10.94% | 10,866 | 12,916 | 200,000 |
| 12/31/96 | 4.31% | 14,082 | 16,282 | 200,000 |
| 12/31/97 | 6.74% | 17,989 | 20,189 | 200,000 |
| 12/31/98 | 4.39% | 21,533 | 23,733 | 200,000 |
| 12/31/99 | 1.48% | 24,646 | 26,571 | 200,000 |
| 12/31/00 | 6.78% | 29,272 | 30,922 | 200,000 |
| 12/31/01 | 8.78% | 34,768 | 36,143 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

---

Tobacco Non-user Male Age 45                                                     Cash Value Accumulation Test
Preferred Risk Class                                                                     Death Benefit Option 1
Stated Death Benefit $200,000                                                       Annual Premium $3,750

**Neuberger Berman AMT Partners Portfolio**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/95 | 36.47% | 2,502 | 3,990 | 200,000 |
| 12/31/96 | 29.57% | 7,178 | 8,853 | 200,000 |
| 12/31/97 | 31.25% | 13,398 | 15,260 | 200,000 |
| 12/31/98 | 4.21% | 16,703 | 18,753 | 200,000 |
| 12/31/99 | 7.37% | 20,812 | 23,012 | 200,000 |
| 12/31/00 | 0.70% | 23,577 | 25,777 | 200,000 |
| 12/31/01 | -2.83% | 25,273 | 27,473 | 200,000 |

**Pioneer Mid Cap Value VCT Portfolio – Class I Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/96 | 15.03% | 1,824 | 3,312 | 200,000 |
| 12/31/97 | 24.69% | 5,990 | 7,665 | 200,000 |
| 12/31/98 | -4.02% | 8,062 | 9,925 | 200,000 |
| 12/31/99 | 13.13% | 12,328 | 14,378 | 200,000 |
| 12/31/00 | 18.00% | 17,985 | 20,185 | 200,000 |
| 12/31/01 | 6.49% | 22,082 | 24,282 | 200,000 |

**Pioneer Small Cap Value VCT Portfolio – Class I Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/01 | -31.68% | 362 | 1,850 | 200,000 |

**Putnam VT Growth and Income Fund – Class IB Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/99 | -1.47% | 1,305 | 2,792 | 200,000 |
| 12/31/00 | 7.92% | 4,355 | 6,030 | 200,000 |
| 12/31/01 | -6.39% | 6,285 | 8,148 | 200,000 |

**Putnam VT New Opportunities Fund – Class IB Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/99 | 69.10% | 3,541 | 5,028 | 200,000 |
| 12/31/00 | -26.20% | 3,991 | 5,666 | 200,000 |
| 12/31/01 | -30.14% | 3,882 | 5,745 | 200,000 |

**Putnam VT Small Cap Value Fund – Class IB Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/00 | 24.44% | 2,121 | 3,609 | 200,000 |
| 12/31/01 | 18.13% | 5,917 | 7,592 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 45        Cash Value Accumulation Test
Preferred Risk Class        Death Benefit Option 1
Stated Death Benefit $200,000        Annual Premium $3,750

**Putnam VT Voyager Fund – Class IB Shares**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/99 | 58.01% | 3,187 | 4,675 | 200,000 |
| 12/31/00 | -16.54% | 4,479 | 6,154 | 200,000 |
| 12/31/01 | -22.41% | 4,929 | 6,792 | 200,000 |

**Van Eck Worldwide Bond Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | -5.25% | 1,186 | 2,674 | 200,000 |
| 12/31/93 | 7.79% | 4,220 | 5,895 | 200,000 |
| 12/31/94 | -1.32% | 6,613 | 8,476 | 200,000 |
| 12/31/95 | 17.30% | 11,178 | 13,228 | 200,000 |
| 12/31/96 | 2.53% | 14,117 | 16,317 | 200,000 |
| 12/31/97 | 2.38% | 17,185 | 19,385 | 200,000 |
| 12/31/98 | 12.75% | 22,564 | 24,764 | 200,000 |
| 12/31/99 | -7.82% | 23,117 | 25,042 | 200,000 |
| 12/31/00 | 1.88% | 26,276 | 27,926 | 200,000 |
| 12/31/01 | -5.11% | 27,245 | 28,620 | 200,000 |

**Van Eck Worldwide Emerging Markets Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/96 | 26.82% | 2,197 | 3,684 | 200,000 |
| 12/31/97 | -11.61% | 3,989 | 5,664 | 200,000 |
| 12/31/98 | -34.15% | 3,533 | 5,396 | 200,000 |
| 12/31/99 | 100.28% | 14,663 | 16,713 | 200,000 |
| 12/31/00 | -41.87% | 8,930 | 11,130 | 200,000 |
| 12/31/01 | -1.69% | 11,319 | 13,519 | 200,000 |

**Van Eck Worldwide Hard Assets Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
|---|---|---|---|---|
| 12/31/92 | -4.09% | 1,223 | 2,710 | 200,000 |
| 12/31/93 | 64.83% | 7,591 | 9,266 | 200,000 |
| 12/31/94 | -4.78% | 9,498 | 11,361 | 200,000 |
| 12/31/95 | 10.99% | 13,636 | 15,686 | 200,000 |
| 12/31/96 | 18.04% | 19,530 | 21,730 | 200,000 |
| 12/31/97 | -1.67% | 21,705 | 23,905 | 200,000 |
| 12/31/98 | -30.93% | 15,929 | 18,129 | 200,000 |
| 12/31/99 | 21.00% | 23,087 | 25,012 | 200,000 |
| 12/31/00 | 11.41% | 28,902 | 30,552 | 200,000 |
| 12/31/01 | -10.45% | 27,952 | 29,327 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

## *FIRSTLINE II HYPOTHETICAL ILLUSTRATIONS* (continued)

Tobacco Non-user Male Age 45
Preferred Risk Class
Stated Death Benefit $200,000

Cash Value Accumulation Test
Death Benefit Option 1
Annual Premium $3,750

**Van Eck Worldwide Real Estate Fund**

| Year Ended: | Annual Total Return* | Cash Surrender Value | Account Value | Death Benefit |
| --- | --- | --- | --- | --- |
| 12/31/98 | -11.35% | 995 | 2,483 | 200,000 |
| 12/31/99 | -2.01% | 3,468 | 5,143 | 200,000 |
| 12/31/00 | 18.71% | 7,519 | 9,381 | 200,000 |
| 12/31/01 | 5.34% | 10,744 | 12,794 | 200,000 |

The assumptions underlying these values are described in Performance Information, page 215.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C